Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

VERIGY, LTD.,

ALISIER LIMITED,

LOBSTER-1 MERGER CORPORATION,

LOBSTER-2 MERGER CORPORATION

AND

LTX-CREDENCE CORPORATION

Dated as of November 17, 2010

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3.3	Authority; Non-Contravention; Necessary Consents	42
3.4	SEC Filings; Financial Statements	44
3.5	Absence of Certain Changes or Events	47
3.6	Taxes	47
3.7	Intellectual Property	49
3.8	Compliance; Permits	51
3.9	Litigation	52
3.10	Brokers’ and Finders’ Fees	52
3.11	Transactions with Affiliates	53
3.12	Employee Benefit Plans and Labor Matters	53
3.13	Title to Properties	58
3.14	Environmental Matters	60
3.15	Contracts	61
3.16	Insurance	63
3.17	Board Approval	63
3.18	Opinion of Financial Advisor	64
3.19	Shell Company Status	64
3.20	Rights Plan	64
3.21	No Other Representations and Warranties	64

ARTICLE IV CONDUCT PRIOR TO THE EFFECTIVE TIME		65

4.1	Conduct of Business by LTX-Credence	65
4.2	Conduct of Business by Verigy and Holdco	70

ARTICLE V ADDITIONAL AGREEMENTS		75

5.1	Proxy Statement/Prospectus; Registration Statement	75
5.2	Meeting of Shareholders; Board Recommendation	76
5.3	Acquisition Proposals	78
5.4	Confidentiality; Access to Information; No Modification of Representations, Warranties or Covenants	83
5.5	Public Disclosure	84
5.6	Regulatory Filings; Reasonable Best Efforts	85
5.7	Notification of Certain Matters	87
5.8	Third-Party Consents	88
5.9	LTX-Credence Equity Awards and Employee Benefits	89
5.10	Verigy Equity Awards	92
5.11	Indemnification	93
5.12	Form S-8	95
5.13	Tax Consequences	95
5.14	Board of Directors and Senior Management	96
5.15	Section 16 Matters	98
5.16	Merger Sub Compliance	98
5.17	Treatment of LTX-Credence Convertible Notes	98
5.18	Treatment of Verigy Convertible Notes if the Holdco Reorganization Occurs	98
5.19	Holdco Reorganization; Selective Capital Reduction	99

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ARTICLE VI CONDITIONS TO THE TRANSACTION		100

6.1	Conditions to the Obligations of Each Party to Effect the Transaction	100
6.2	Additional Conditions to the Obligations of LTX-Credence	101
6.3	Additional Conditions to the Obligations of the Verigy Parties	102

ARTICLE VII TERMINATION, AMENDMENT AND WAIVER		103

7.1	Termination	103
7.2	Notice of Termination; Effect of Termination	105
7.3	Fees and Expenses	105
7.4	Amendment	107
7.5	Extension; Waiver	107

ARTICLE VIII GENERAL PROVISIONS		107

8.1	Non-Survival of Representations and Warranties	107
8.2	Notices	108
8.3	Interpretation; Certain Definitions	109
8.4	Disclosure Schedules	111
8.5	Counterparts	111
8.6	Entire Agreement; Third-Party Beneficiaries	111
8.7	Severability	111
8.8	Other Remedies	111
8.9	Governing Law; Specific Performance; Jurisdiction	111
8.10	Rules of Construction	112
8.11	Assignment	112
8.12	Waiver of Jury Trial	113

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INDEX OF DEFINED TERMS

Term	Reference
401(k) Plans	5.9(f)
Acquisition	7.3(b)(iv)
Acquisition Proposal	5.3(g)(i)
Agreement	Preamble
Approval	2.12(d)(ii)
Articles of Merger	1.2
Book Entry Shares	1.7(c)
Books Closure Date	5.19(a)(i)
Briefings	5.6(b)
business day	8.3(a)
Certificates	1.7(c)
Change of Recommendation	5.3(d)(i)
Change of Recommendation Notice	5.3(d)(i)(2)
Charter Amendment	3.3(a)(ii)
Closing	1.2
Closing Date	1.2
Co-Chief Executive Officers	5.14(b)
Code	Recitals
Combined Transaction	Recitals
Confidentiality Agreement	5.4(a)
Contract	2.2(b)
D&O Insurance	5.11(b)
Dissenting Shares	1.8(a)
DOJ	5.6(a)
Domain Names	2.7(a)(vii)
Effect	8.3(e)
Effective Time	1.2
Environment	2.14(a)(ii)
Environmental Law	2.14(a)(iii)
Environmental Matters	2.14(i)
ERISA	2.12(a)(i)
ERISA Affiliate	2.12(a)(iii)
Exchange Act	2.3(c)
Exchange Agent	1.7(a)
Exchange Fund	1.7(b)
Exchange Ratio	1.6(a)
FTC	5.6(a)
GAAP	2.4(b)
Government Official	2.8(c)(i)
Governmental Entity	2.3(c)
Hazardous Material	2.14(b)
Holdco Board Approval	3.17
Holdco Charter Documents	3.1(b)

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Term	Reference
Holdco Nominees	3.2(g)
Holdco LTX-Credence Merger	1.1(a)(ii)
Holdco Ordinary Shares	1.6(a)
Holdco Reorganization	Recitals
HSR Act	2.3(c)
include, includes and including	8.3(a)
Indemnification Agreements	5.11(a)
Indemnified Parties	5.11(a)
Individual Insurance	5.11(a)
Intellectual Property	2.7(a)(vii)
Intervening Event	5.3(d)(ii)
Issued Ordinary Shares	1.6(a)
JPMorgan	2.10
Know-How	2.7(a)(vii)
Knowledge	8.3(c)
Legal Requirements	2.2(d)
Liens	2.1(d)
LTD LTX-Credence Merger	1.1(b)
LTX-Credence	Preamble
LTX-Credence Assumed Plans	5.9(a)
LTX-Credence Balance Sheet	2.4(b)
LTX-Credence Benefit Plan	2.12(a)(i)
LTX-Credence Board Approval	2.17
LTX-Credence Charter Documents	2.1(b)
LTX-Credence Common Stock	1.6(a)
LTX-Credence Convertible Notes	2.2(a)
LTX-Credence Current Employees	5.9(d)
LTX-Credence Designated SEC Reports	8.3(b)
LTX-Credence Disclosure Schedule	Article II
LTX-Credence Employee	2.12(a)(ii)
LTX-Credence Employee Agreement	2.12(a)(iv)
LTX-Credence Environmental Permits	2.14(d)
LTX-Credence Financials	2.4(b)
LTX-Credence Indenture	5.17(a)
LTX-Credence International Plan	2.12(m)(i)
LTX-Credence IP	2.7(a)(i)
LTX-Credence IP Contracts	2.7(a)(ii)
LTX-Credence Lease	2.13(a)
LTX-Credence Leased Property	2.13(a)
LTX-Credence Licensed IP	2.7(a)(iii)
LTX-Credence Material Contract	2.15(a)
LTX-Credence Necessary Consents	2.3(c)
LTX-Credence Options	2.2(c)
LTX-Credence Owned Property	2.13(b)
LTX-Credence Permits	2.8(b)

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Term	Reference
LTX-Credence Products	2.7(a)(iv)
LTX-Credence Purchase Plan	1.6(d)
LTX-Credence Real Property	2.13(b)
LTX-Credence Registered Intellectual Property	2.7(a)(v)
LTX-Credence Restricted Share Unit	2.2(b)
LTX-Credence Restricted Shares	2.2(b)
LTX-Credence Routine Grants	4.1(b)(iii)
LTX-Credence SEC Reports	2.4(a)
LTX-Credence Share Plans	2.2(c)
LTX-Credence Termination Fee	7.3(b)(i)(1)
LTX-Credence Third Party IP Contract	2.7(a)(vi)
made available	8.3(a)
Matching Bid	5.3(d)(i)(3)
Material Adverse Effect	8.3(e)
MBCA	1.1(a)(ii)
Merger Sub-1	Preamble
Merger Sub-2	Preamble
Merger Sub-1 Common Stock	1.6(c)(ii)
Merger Sub-2 Common Stock	1.6(c)(i)
Morgan Stanley	3.10
Nasdaq	1.6(e)
Necessary Consents	3.3(c)
Obligor	5.11(a)
Permits	2.8(b)
Person	8.3(f)
PTO	2.7(b)(i)
Qualifying Amendment	5.1(b)
Reference Date	2.2(a)
Registered Intellectual Property	2.7(a)(viii)
Release	2.14(a)(i)
Remaining Term	5.9(a)
Representatives	5.3(a)
Sarbanes-Oxley Act	2.4(d)
Scheme Effective Time	1.1(a)(i)
Scheme of Arrangement	Recitals
Section 409A	2.12(i)
Securities Act	2.4(a)
Share Issuance	Recitals
Shareholders’ Meeting	5.2(a)
Shareholders’ Meeting of Holdco	3.3(a)(1)
Shareholders’ Meeting of Verigy	3.3(a)(i)
Significant Subsidiary	2.1(b)
Specified Governmental Authorities	5.6(a)
Subsidiary	2.1(a)
Subsidiary Charter Documents	2.1(b)

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Term	Reference
Superior Offer	5.3(g)(ii)
Surviving Corporation	1.1(a)(ii); 1.1(b)
Tax	2.6(a)(i)
Tax Returns	2.6(a)(ii)
Taxes	2.6(a)(i)
Termination Date	7.1(b)
the business of	8.3(a)
Transaction	Recitals
Transaction Subsidiaries	5.16
Triggering Event	7.1
URLs	2.7(a)(vii)
Verigy	Preamble
Verigy Assumed Plans	5.10(a)
Verigy Balance Sheet	3.4(b)
Verigy Benefit Plan	3.12(a)(i)
Verigy Board Approval	3.17
Verigy Charter Documents	3.1(b)
Verigy Convertible Notes	3.2(a)
Verigy Designated SEC Reports	8.3(d)
Verigy Disclosure Schedule	Article III
Verigy Employee	3.12(a)(ii)
Verigy Employee Agreement	3.12(a)(iii)
Verigy Environmental Permits	3.14(c)
Verigy Financials	3.4(b)
Verigy Indenture	5.18(a)
Verigy International Plan	3.12(m)(i)
Verigy IP	3.7(a)(i)
Verigy IP Contract	3.7(a)(ii)
Verigy Lease	3.13(a)
Verigy Leased Property	3.13(a)
Verigy Licensed IP	3.7(a)(iii)
Verigy Material Contract	3.15(a)
Verigy Necessary Consents	3.3(c)
Verigy Options	3.2(c)
Verigy Ordinary Shares	1.6(a)
Verigy Owned Property	3.13(b)
Verigy Parties	Recitals
Verigy Permits	3.8(b)
Verigy Products	3.7(a)(iv)
Verigy Real Property	3.13(b)
Verigy Registered Intellectual Property	3.7(a)(v)
Verigy Restricted Share Unit	3.2(b)
Verigy Restricted Shares	3.2(b)
Verigy Routine Grants	4.2(b)(iii)
Verigy SEC Reports	3.4(a)

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Term	Reference
Verigy Share Plans	3.2(c)
Verigy Termination Fee	7.3(b)(ii)(1)
Verigy Third Party IP Contract	3.7(a)(vi)
WilmerHale	5.13(b)
Wilson Sonsini	5.13(b)

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INDEX OF EXHIBITS

Exhibit A	Form of Scheme of Arrangement

Exhibit B	Amended Articles of Organization of the Surviving Corporation

Exhibit C	Amended and Restated Bylaws of the Surviving Corporation

Exhibit D	Form of Charter Amendment

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of November 17, 2010, by and among Verigy Ltd., a corporation organized under the laws of Singapore (“Verigy”), Alisier Limited, a corporation organized under the laws of Singapore (“Holdco”), Lobster-1 Merger Corporation, a Massachusetts corporation and a wholly-owned subsidiary of Verigy (“Merger Sub-1”), Lobster-2 Merger Corporation, a Massachusetts corporation and a wholly-owned subsidiary of Holdco (“Merger Sub-2”), and LTX-Credence Corporation, a Massachusetts corporation (“LTX-Credence”).

RECITALS

A. The respective Boards of Directors of Verigy, Holdco, Merger Sub-1 and Merger Sub-2 (collectively, the “Verigy Parties”) and LTX-Credence have adopted, approved and declared the advisability of this Agreement and the transactions contemplated hereby, including the Holdco LTX-Credence Merger and the LTD LTX-Credence Merger.

B. Concurrently with the adoption and approval of this Agreement, the respective Boards of Directors of Verigy and Holdco have authorized a Scheme of Arrangement under Singapore law (in the form attached as Exhibit A hereto, with such changes as may be mutually and reasonably agreed upon by Verigy and LTX-Credence, the “Scheme of Arrangement”) that provides for (a) the exchange of all issued ordinary shares in the capital of Verigy as of immediately prior to the effective time of the contemplated reorganization, on a one-for-one basis, for new ordinary shares in the capital of Holdco with the same rights, preferences and privileges as the Verigy Ordinary Shares (after giving effect to the Charter Amendment contemplated hereby) and (b) Verigy to become a wholly-owned subsidiary of Holdco (collectively, the “Holdco Reorganization”), in each case prior to the consummation of the Holdco LTX-Credence Merger.

C. The parties desire that, subject to the terms and conditions of this Agreement, the business combination of Verigy and LTX-Credence contemplated by this Agreement (the “Transaction”) shall be effected either through (a) the transactions contemplated by the Scheme of Arrangement and the Holdco LTX-Credence Merger, if the Scheme of Arrangement receives the requisite approval of the Verigy shareholders and the High Court of the Republic of Singapore, or (b) the LTD LTX-Credence Merger, if the Scheme of Arrangement does not receive one or more of the requisite approvals of the Verigy shareholders and the High Court of the Republic of Singapore.

D. The Board of Directors of LTX-Credence has resolved to recommend to its shareholders approval of this Agreement.

E. The respective Boards of Directors of Verigy and Holdco have authorized, and the Boards of Directors of Verigy and Holdco have resolved to recommend to their respective shareholders approval of, the issuance of Verigy Ordinary Shares in connection with the LTD LTX-Credence Merger or alternatively, Holdco Ordinary Shares in connection with the Holdco LTX-Credence Merger (the “Share Issuance”).

F. Each of the Verigy Parties and LTX-Credence desire to make certain representations, warranties, covenants and agreements in connection with the Transaction and also to prescribe certain conditions to the Transaction.

G. For United States federal income tax purposes, the parties intend that (i) if the Holdco Reorganization does not occur, then the LTD LTX-Credence Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and (ii) if the Holdco Reorganization occurs, then the Holdco LTX-Credence Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and/or the Holdco LTX-Credence Merger, taken together with the Holdco Reorganization (collectively, the “Combined Transaction”), will qualify as an exchange governed by Section 351 of the Code. The parties intend, by executing this Agreement, to adopt a plan of reorganization for purposes of Section 368(a) of the Code.

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE TRANSACTION

1.1 Structure.

(a) It is the intention of the parties that the Transaction be effected either through the Holdco LTX-Credence Merger or the LTD LTX-Credence Merger, but in no instance shall both such transactions take place. Subject to and upon the other terms and conditions of this Agreement, the Transaction will be effected as follows:

(i) Holdco Reorganization. At the effective time of the Holdco Reorganization pursuant to the Scheme of Arrangement (the “Scheme Effective Time”), subject to and upon the terms and conditions set forth in the Scheme of Arrangement and the lodged order of the High Court of the Republic of Singapore approving the Holdco Reorganization, each Verigy Ordinary Share shall be transferred to Holdco in exchange for one (1) Holdco Ordinary Share, and Verigy shall become a wholly-owned subsidiary of Holdco.

(ii) The Holdco LTX-Credence Merger. As promptly as practicable (and in any event within two (2) Business Days) following the Scheme Effective Time, at the Effective Time and subject to and upon the other terms and conditions of this Agreement and the applicable provisions of the Massachusetts Business Corporation Act (the “MBCA”), Merger Sub-2 shall be merged with and into LTX-Credence (the “Holdco LTX-Credence Merger”), the separate corporate existence of Merger Sub-2 shall cease and LTX-Credence shall continue as the surviving corporation and as a wholly-owned subsidiary of Holdco. If the Holdco LTX-Credence Merger contemplated by this Section 1.1(a) is consummated, LTX-Credence, as the surviving corporation after the Holdco LTX-Credence Merger, is sometimes hereinafter referred to as the “Surviving Corporation.”

(b) If for any reason the Holdco Reorganization is not effected, then as promptly as practicable (and in any event within two (2) Business Days) following the occurrence of the event causing such failure of the Holdco Reorganization to be effected, subject to and upon the other terms and conditions of this Agreement, the Transaction will be effected as follows: at the Effective Time and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the MBCA, Merger Sub-1 shall be merged with and into LTX-Credence (the “LTD LTX-Credence Merger”), the separate corporate existence of Merger Sub-1 shall cease and LTX-Credence shall continue as the surviving corporation and as a wholly-owned subsidiary of Verigy. If the LTD LTX-Credence Merger contemplated by this Section 1.1(b) is consummated, LTX-Credence, as the surviving corporation after the LTD LTX-Credence Merger, is sometimes hereinafter referred to as the “Surviving Corporation.”

(c) For the avoidance of doubt and notwithstanding anything to the contrary set forth in this Agreement, either the transactions contemplated in subparagraph (a) shall be consummated or the transactions contemplated in subparagraph (b) shall be consummated, but in no event shall the transactions contemplated in both subparagraphs (a) and (b) be consummated pursuant to this Agreement.

1.2 Closing; Effective Time. The closing of the LTD LTX-Credence Merger or the Holdco LTX-Credence Merger, as applicable (the “Closing”), shall take place at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, located at 650 Page Mill Road, Palo Alto, California 94304, at a time and date agreed upon by Verigy and LTX-Credence, which shall be no later than the second business day after the satisfaction or waiver (to the extent permitted hereunder) of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction of such conditions at the Closing), or at such other time, date and location as agreed upon by Verigy and LTX-Credence in writing. The date on which the Closing occurs is referred to herein as the “Closing Date.” Subject to the provisions of this Agreement, the parties hereto shall cause the LTD LTX-Credence Merger or the Holdco LTX-Credence Merger, as applicable, to be consummated by filing Articles of Merger with the Secretary of State of the Commonwealth of Massachusetts in accordance with the relevant provisions of the MBCA (the “Articles of Merger”) (the time of such filing with the Secretary of State of the Commonwealth of Massachusetts (or such later time as may be agreed in writing by LTX-Credence and Verigy and specified in the Articles of Merger) being the “Effective Time”) as soon as practicable on or after the Closing Date.

1.3 Effect of the Merger. At the Effective Time, the effect of the LTD LTX-Credence Merger or the Holdco LTX-Credence Merger, as applicable, shall be as provided in this Agreement and the applicable provisions of the MBCA. Without limiting the generality of the foregoing, at the Effective Time all the property, rights, privileges, powers and franchises of LTX-Credence and Merger Sub-1 or Merger Sub-2, as applicable, shall vest in the Surviving Corporation, and all debts, liabilities and duties of LTX-Credence and Merger Sub-1 or Merger Sub-2, as applicable, shall become the debts, liabilities and duties of the Surviving Corporation.

1.4 Articles of Organization and Bylaws.

(a) At the Effective Time, the articles of organization of LTX-Credence shall be amended in its entirety to read as set forth in Exhibit B hereto and as so amended shall be the articles of organization of the Surviving Corporation, until thereafter amended in accordance with the MBCA and as provided in such articles of organization.

(b) At the Effective Time, the bylaws of LTX-Credence shall be amended and restated in their entirety to read as set forth on Exhibit C hereto and as so amended and restated shall be the bylaws of the Surviving Corporation, until thereafter amended in accordance with the MBCA and as provided in such bylaws.

1.5 Directors and Officers. The initial directors of the Surviving Corporation shall be the directors of Merger Sub-1 or Merger Sub-2, as applicable, immediately prior to the Effective Time, until their respective successors are duly elected or appointed and qualified. The initial officers of the Surviving Corporation shall be the officers of LTX-Credence immediately prior to the Effective Time, until their respective successors are duly elected or appointed and qualified.

1.6 Effect on LTX-Credence Capital Stock. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Holdco LTX-Credence Merger or the LTD LTX-Credence Merger, as the case may be, and without any action on the part of the Verigy Parties, LTX-Credence or the holders of any of the following securities, the following shall occur:

(a) LTX-Credence Common Stock. Each share of common stock, par value $0.05 per share, of LTX-Credence (“LTX-Credence Common Stock”) issued and outstanding immediately prior to the Effective Time, other than any shares of LTX-Credence Common Stock to be canceled pursuant to Section 1.6(b) and Dissenting Shares, will be canceled and extinguished and automatically converted (subject to Section 1.6(e)) into the right to receive 0.960 ordinary shares of Holdco (“Holdco Ordinary Shares”), if the Holdco Reorganization is consummated, or 0.960 ordinary shares of Verigy (“Verigy Ordinary Shares”), if the Holdco Reorganization is not consummated (such ratio, as applicable, the “Exchange Ratio”), and the cash payable in lieu of fractional shares pursuant to Section 1.6(e), upon surrender of the certificate representing, immediately prior to the Effective Time, such share of LTX-Credence Common Stock (or surrender of a Book Entry Share in the manner provided in Section 1.7 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in Section 1.10). Throughout this Agreement, the defined term “Issued Ordinary Shares” shall mean (i) the Holdco Ordinary Shares issuable or issued pursuant to Section 1.6(a), if the Holdco Reorganization is consummated, and (ii) the Verigy Ordinary Shares issuable or issued pursuant to Section 1.6(a), if the Holdco Reorganization is not consummated.

(b) Cancellation of Verigy Owned Stock. Each share of LTX-Credence Common Stock held by Verigy, or any direct or indirect subsidiary of LTX-Credence or Verigy, immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

(c) Capital Stock of Merger Subs.

(i) If the Holdco LTX-Credence Merger is consummated, each share of common stock of Merger Sub-2 (the “Merger Sub-2 Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation. Each certificate evidencing ownership of shares of Merger Sub-2 Common Stock shall evidence ownership of the foregoing shares of common stock of the Surviving Corporation.

(ii) If the LTD LTX-Credence Merger is consummated, each share of common stock of Merger Sub-1 (the “Merger Sub-1 Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation. Each certificate evidencing ownership of shares of Merger Sub-1 Common Stock shall evidence ownership of the foregoing shares of common stock of the Surviving Corporation.

(d) Stock Options; Stock-Based Awards; Employee Stock Purchase Plan. All LTX-Credence Options outstanding under each LTX-Credence Stock Plan shall be assumed by Verigy or Holdco, as applicable, in accordance with Sections 5.9(a) and 5.9(b). LTX-Credence Restricted Share Units under LTX-Credence Share Plans shall be treated as set forth in Section 5.9(c). Rights outstanding under LTX-Credence’s Amended and Restated 2004 Employee Stock Purchase Plan (the “LTX-Credence Purchase Plan”) shall be treated as set forth in Section 5.9(d).

(e) Fractional Shares. No fractional Issued Ordinary Shares will be issued by virtue of either the Holdco LTX-Credence Merger or the LTD LTX-Credence Merger, but in lieu thereof each holder of record of shares of LTX-Credence Common Stock who would otherwise be entitled to receive a fraction of an Issued Ordinary Share (after aggregating all fractional Issued Ordinary Shares that otherwise would be received by such holder of record) shall, upon surrender of such holder’s Certificate(s), receive an amount of cash (rounded to the nearest whole cent), without interest, equal to the product of: (i) such fraction, multiplied by (ii) the average closing sale price at the 4:00 p.m., Eastern time, end of regular trading hours of one (1) Verigy Ordinary Share for the 10 most recent trading days that Verigy Ordinary Shares have traded, ending on the trading day one day prior to the Effective Time, as reported on The Nasdaq Global Select Market (“Nasdaq”).

(f) Conversion of Debt. The LTX-Credence Convertible Notes shall be treated as set forth in Section 5.17(a).

(g) Adjustments to Exchange Ratio. The Exchange Ratio shall be adjusted to reflect fully the appropriate economic effect of any stock split, reverse stock split, sub-division, consolidation, stock dividend (including any dividend or distribution of securities convertible into Verigy Ordinary Shares, Holdco Ordinary Shares or LTX-Credence Common Stock), extraordinary cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Verigy Ordinary Shares, Holdco Ordinary Shares or LTX-Credence Common Stock occurring or having a record date on or after the date hereof and prior to the Effective Time; provided, however, that nothing in this Section 1.6(g) shall be construed as providing consent to any action or event pursuant to, or waiving any of the provisions of, Sections 4.1 or 4.2 of this Agreement.

1.7 Surrender of LTX-Credence Common Stock Certificates.

(a) Exchange Agent. Prior to the Effective Time, Verigy and/or Holdco shall appoint Computershare Investor Services or another institution reasonably satisfactory to LTX-Credence to act as the exchange agent (the “Exchange Agent”) hereunder for the purpose of distributing the Issued Ordinary Shares and other cash amounts contemplated by this Article I to the holders of LTX-Credence Common Stock.

(b) Verigy or Holdco to Provide Issued Ordinary Shares. As promptly as practicable (and in any event within two (2) business days) after the Effective Time, Verigy or Holdco, as applicable, shall make available to the Exchange Agent for exchange in accordance with this Article I the Issued Ordinary Shares issuable pursuant to Section 1.6(a) in exchange for outstanding shares of LTX-Credence Common Stock. In addition, Verigy or Holdco, as applicable, shall make available to the Exchange Agent as necessary from time to time after the Effective Time, cash in an amount sufficient for payment in lieu of fractional shares pursuant to Section 1.6(e) and any dividends or distributions to which holders of shares of LTX-Credence Common Stock may be entitled pursuant to Section 1.7(d). Any cash and Issued Ordinary Shares deposited with the Exchange Agent shall hereinafter be referred to as the “Exchange Fund.”

(c) Exchange Procedures. As soon as reasonably practicable after the Effective Time, Verigy or Holdco, as applicable, shall cause the Exchange Agent to mail to each holder of record (as of the Effective Time) of a certificate or certificates (the “Certificates”), which immediately prior to the Effective Time represented outstanding shares of LTX-Credence Common Stock, or non-certificated shares of LTX-Credence Common Stock represented by book entry (“Book Entry Shares”) whose shares were converted into the right to receive Issued Ordinary Shares pursuant to Section 1.6(a), cash in lieu of any fractional shares pursuant to Section 1.6(e) and any dividends or other distributions payable pursuant to Section 1.7(d): (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates or Book Entry Shares to the Exchange Agent) and shall otherwise be in customary form and (ii) instructions for effecting the surrender of the Certificates or Book Entry Shares in exchange for whole Issued Ordinary Shares, cash in lieu of any fractional shares pursuant to Section 1.6(e) and any dividends or other distributions payable pursuant to Section 1.7(d). Upon surrender of the Certificates or Book Entry Shares for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto and such other documents as may reasonably be required by the Exchange Agent, the holder of record of such Certificates or Book Entry Shares shall be entitled to receive in exchange therefor the number of whole Issued Ordinary Shares (after taking into account all Certificates and Book Entry Shares surrendered by such holder of record) to which such holder is entitled pursuant to Section 1.6(a) (which shall, subject to applicable Legal Requirements, be in uncertificated book entry form unless a physical certificate is requested by the holder of record), a cash payment in lieu of fractional shares which such holder has the right to receive pursuant to Section 1.6(e) and a cash payment for any dividends or distributions payable pursuant to Section 1.7(d), and the Certificates and Book Entry Shares so surrendered shall forthwith be canceled. Until so surrendered, outstanding Certificates or Book Entry Shares will be deemed from and after the Effective Time, for all corporate purposes, to evidence only the right to receive the number of whole Issued Ordinary Shares into which such shares of LTX-Credence Common Stock shall have been converted and the right to receive an amount in cash in lieu of the issuance of any fractional shares in accordance with Section 1.6(e) and any dividends or other distributions payable pursuant to Section 1.7(d).

(d) Distributions With Respect to Unexchanged Shares. No dividends or other distributions declared or made after the date hereof with respect to Issued Ordinary Shares with a record date after the Effective Time and no payment in lieu of fractional shares pursuant to Section 1.6(e) will be paid to the holders of any unsurrendered Certificates or Book Entry Shares with respect to the shares of LTX-Credence Common Stock formerly represented thereby until the holders of record of such Certificates or Book Entry Shares shall surrender such Certificates or Book Entry Shares in accordance with this Section 1.7. Subject to applicable Legal Requirements, following surrender of any such Certificates or Book Entry Shares, the Exchange Agent shall deliver to the record holders thereof, without interest (i) promptly after such surrender, the number of whole Issued Ordinary Shares issued in exchange therefor along with payment in lieu of fractional shares pursuant to Section 1.6(e) and the amount of any such dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such whole Issued Ordinary Shares and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time with respect to such whole Issued Ordinary Shares.

(e) Transfers of Ownership. If Issued Ordinary Shares are to be issued in a name other than that in which the Certificates or Book Entry Shares surrendered in exchange therefor are registered, it will be a condition of the issuance thereof that the Certificates or Book Entry Shares so surrendered will be properly endorsed and otherwise in proper form for transfer and that the Persons requesting such exchange will have paid to Verigy (if the LTD LTX-Credence Merger occurs), Holdco (if the Holdco LTX-Credence Merger occurs) or any agent designated by it or them any transfer or other Taxes required by reason of the issuance of Issued Ordinary Shares in any name other than that of the registered holder of the Certificates or Book Entry Shares surrendered, or established to the reasonable satisfaction of Verigy (if the LTD LTX-Credence Merger occurs), Holdco (if the Holdco LTX-Credence Merger occurs) or any agent designated by it or them that such Tax has been paid or is not payable.

(f) Withholding Rights. Each of Verigy (if the LTD LTX-Credence Merger occurs), Holdco (if the Holdco LTX-Credence Merger occurs), the Exchange Agent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of LTX-Credence Common Stock such amounts as may be required to be deducted or withheld therefrom under the Code or under any provision of state, local or foreign Tax law or under any other applicable Legal Requirements, and to collect IRS Forms W-8 or W-9, as applicable, or similar information from the recipients of payments hereunder. To the extent such amounts are so deducted or withheld, the amount of such consideration shall be treated for all purposes under this Agreement as having been paid to the Person to whom such consideration would otherwise have been paid.

(g) No Liability. Notwithstanding anything to the contrary in this Section 1.7, none of the Exchange Agent, the Surviving Corporation or any party hereto shall be liable to a holder of Issued Ordinary Shares or shares of LTX-Credence Common Stock for any amount paid to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificate or Book Entry Shares shall not have been surrendered immediately prior to such date on which any Issued Ordinary Shares, and any cash payable to the holder of such Certificate or Book Entry Shares pursuant to Section 1.6(e) or any dividends or distributions payable to the holder of such Certificate or Book Entry Shares pursuant to Section 1.7(d) would otherwise escheat to or become the property of any Governmental Entity, any such Issued Ordinary Shares or cash, dividends or distributions in respect of such Certificate or Book Entry Shares shall, to the extent permitted by applicable Legal Requirements, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(h) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Certificates or Book Entry Shares six months after the Effective Time shall, at the request of the Surviving Corporation, be delivered to the Surviving Corporation or otherwise according to the instruction of the Surviving Corporation, and any holders of the Certificates or Book Entry Shares who have not surrendered such Certificates or Book Entry Shares in compliance with this Section 1.7 shall after such delivery to the Surviving Corporation look only to Verigy (if the LTD LTX-Credence Merger occurs) or Holdco (if the Holdco LTX-Credence Merger occurs) as a general unsecured creditor, for payment of its claim for Issued Ordinary Shares pursuant to Section 1.6(a), cash in lieu of any fractional shares pursuant to Section 1.6(e) and any dividends or other distributions payable pursuant to Section 1.7(d) with respect to the shares of LTX-Credence Common Stock formerly represented thereby.

1.8 Dissenting Shares.

(a) Notwithstanding anything in this Agreement to the contrary, shares of LTX-Credence Common Stock issued and outstanding immediately prior to the Effective Time that are held by any holder who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, the provisions of the MBCA (the “Dissenting Shares”) shall not be converted into or represent the right to receive the Issued Ordinary Shares, the cash payable in lieu of fractional shares pursuant to Section 1.6(e), and any dividends or other distributions payable pursuant to Section 1.7(d) unless the holder’s right to appraisal shall have ceased in accordance with the MBCA. At the Effective Time, the Dissenting Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a Certificate or Book Entry Shares that immediately prior to the Effective Time represented Dissenting Shares shall cease to have any rights with respect thereto, except the right to receive the fair value of such shares in accordance with the provisions of the MBCA. If such holder has so forfeited or withdrawn his, her or its right to appraisal of Dissenting Shares, then as of the occurrence of such event, such holder’s Dissenting Shares shall cease to be Dissenting Shares and shall be converted into and represent the right to receive the Issued Ordinary Shares, the cash payable in lieu of fractional shares pursuant to Section 1.6(e) and any dividends or other distributions payable pursuant to Section 1.7(d) in respect of such shares of LTX-Credence Common Stock.

(b) LTX-Credence shall give Verigy (if the LTD LTX-Credence Merger occurs) or Holdco (if the Holdco LTX-Credence Merger occurs) (i) prompt notice of any written demands for appraisal of any shares of LTX-Credence Common Stock, withdrawals of such demands, and any other instruments that relate to such demands received by LTX-Credence and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the MBCA. LTX-Credence shall not, except with the prior written consent of Verigy (if the LTD LTX-Credence Merger occurs) or Holdco (if the Holdco LTX-Credence Merger occurs), such consent not to be unreasonably withheld, conditioned or delayed, make any payment with respect to any demands for appraisal of shares of LTX-Credence Common Stock or offer to settle or settle any such demands.

1.9 No Further Transfers of LTX-Credence Common Stock. All Issued Ordinary Shares issued upon the surrender for exchange of shares of LTX-Credence Common Stock in accordance with the terms hereof (including any cash or dividends or other distributions paid in respect thereof pursuant to Sections 1.6(e) and 1.7(d)) shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to such shares of LTX-Credence Common Stock, and from and after the Effective Time, there shall be no further registration of transfers on the records of the Surviving Corporation of shares of LTX-Credence Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Book Entry Shares are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.

1.10 Lost, Stolen or Destroyed Certificates. In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such Issued Ordinary Shares, cash for fractional shares, if any, as may be required pursuant to Section 1.6(e) and any dividends or distributions payable pursuant to Section 1.7(d); provided, however, that Verigy (if the LTD LTX-Credence Merger occurs) or Holdco (if the Holdco LTX-Credence Merger occurs) may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Verigy, Holdco, LTX-Credence or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

1.11 Further Action. At and after the Effective Time, the officers and directors of the Surviving Corporation are authorized to execute and deliver, in the name and on behalf of LTX-Credence and Merger Sub-1 or Merger Sub-2, as applicable, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of LTX-Credence and Merger Sub-1 or Merger Sub-2, as applicable, any other actions and things necessary or advisable to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Transaction.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF LTX-CREDENCE

Except as disclosed in the LTX-Credence Designated SEC Reports or as set forth in the disclosure schedule delivered by LTX-Credence to Verigy and Holdco dated as of the date hereof (the “LTX-Credence Disclosure Schedule”), LTX-Credence represents and warrants to the Verigy Parties as follows:

2.1 Organization; Standing; Charter Documents; Subsidiaries.

(a) Organization; Standing and Power. LTX-Credence and each of its Subsidiaries (as defined below) (i) is a corporation or other organization in each case duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization (except to the extent such concepts are not recognized or applicable under the laws of the jurisdiction in which any such entity is organized), (ii) has the requisite corporate or other organizational power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so organized, existing and in good standing or so qualified, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on LTX-Credence and its Subsidiaries, taken as a whole. For purposes of this Agreement, “Subsidiary,” when used with respect to any party, shall mean any corporation or other organization, whether incorporated or unincorporated, of which (i) such party or any other Subsidiary of such party is a general partner, manager or managing member, (ii) such party or any Subsidiary of such party owns in excess of a majority of the outstanding equity or voting securities or interests or (iii) such party or any Subsidiary of such party has the right to elect at least a majority of the board of directors or others performing similar functions with respect to such corporation or other organization.

(b) Charter Documents. LTX-Credence has delivered or made available to Verigy true and correct copies of (i) the articles of organization (including any certificate of designations) and bylaws of LTX-Credence, each as amended to date (collectively, the “LTX-Credence Charter Documents”), and (ii) the certificate of incorporation and bylaws, or like organizational documents, each as amended to date (collectively, “Subsidiary Charter Documents”), of each Significant Subsidiary (as defined in Rule 1.02 of Regulation S-X promulgated by the SEC, a “Significant Subsidiary”) of LTX-Credence, and each such instrument is in full force and effect. LTX-Credence is not in material violation of any of the provisions of the LTX-Credence Charter Documents and each Subsidiary of LTX-Credence is not in material violation of its respective Subsidiary Charter Documents.

(c) Minutes. LTX-Credence has made available to Verigy and its representatives true and complete copies of the minutes of all meetings of the shareholders, the Board of Directors and each committee of the Board of Directors of LTX-Credence held since August 1, 2008.

(d) Subsidiaries. Section 2.1(d) of the LTX-Credence Disclosure Schedule lists each Subsidiary of LTX-Credence and indicates each Significant Subsidiary of LTX-Credence, identifying for all Subsidiaries the percentage of each Subsidiary’s outstanding capital stock owned by LTX-Credence or another Subsidiary or affiliate of LTX-Credence. All the outstanding shares of capital stock of, or other equity or voting interests in, each such Subsidiary have been duly authorized and validly issued and are fully paid and, where applicable as a legal concept, nonassessable and are owned by LTX-Credence, a wholly-owned Subsidiary of LTX-Credence, or LTX-Credence and another wholly-owned Subsidiary of LTX-Credence, free and clear of all pledges, claims, liens, charges, encumbrances, options and security interests of any kind or nature whatsoever (collectively, “Liens”), including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests, except for restrictions imposed by applicable securities laws. Other than the Subsidiaries of LTX-Credence, LTX-Credence does not own, directly or indirectly, any securities or capital stock of, or other equity or voting interests of any nature in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any other Person, excluding securities in any publicly traded company held for investment by LTX-Credence and comprising less than one percent of the outstanding stock of such company.

2.2 Capital Structure.

(a) Capital Stock. The authorized capital stock of LTX-Credence consists of: 150,000,000 shares of LTX-Credence Common Stock. At the close of business on November 16, 2010 (the “Reference Date”): (i) 49,347,084 shares of LTX-Credence Common Stock were issued and outstanding, and (ii) 21,700 shares of LTX-Credence Common Stock were reserved for issuance upon conversion of LTX-Credence’s 3.5% Convertible Notes due May 2011 (the “LTX-Credence Convertible Notes”). No shares of LTX-Credence Common Stock are owned or held by any Subsidiary of LTX-Credence. All of the outstanding shares of capital stock of LTX-Credence are, and all shares of capital stock of LTX-Credence which may be issued as contemplated or permitted by this Agreement will be, when issued, duly authorized and validly issued, fully paid and nonassessable and not subject to any preemptive rights.

(b) LTX-Credence Restricted Shares and LTX-Credence Restricted Share Units. As of the close of business on the Reference Date, there are no LTX-Credence Restricted Shares outstanding. Section 2.2(b)(ii) of the LTX-Credence Disclosure Schedule sets forth (A) the name of each holder of LTX-Credence Restricted Share Units, (B) the number of shares of LTX-Credence Common Stock subject to each LTX-Credence Restricted Share Unit, (C) the date on which such LTX-Credence Restricted Share Unit was granted, (D) the applicable vesting and settlement and/or delivery schedule for such LTX-Credence Restricted Share Unit, any provisions for the acceleration of vesting and whether the vesting is time or performance based, and (E) the extent to which such LTX-Credence Restricted Share Unit has vested or settled as of the Reference Date. Upon consummation of the Holdco LTX-Credence Merger or the LTD LTX-Credence Merger, as applicable, (1) the Issued Ordinary Shares issued in exchange for any shares of LTX-Credence Restricted Shares or to be issued upon any settlement of an LTX-Credence Restricted Share Unit will, without any further act of Holdco, Verigy, Merger Sub, LTX-Credence or any other Person, become subject to the restrictions, conditions and other provisions contained in any agreement, contract, subcontract, settlement agreement, lease, binding understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature, as in effect as of the date hereof or as may hereinafter be in effect (each, a “Contract”), relating to such shares of LTX-Credence Restricted Shares or shares subject to LTX-Credence Restricted Share Units and (2) Holdco (if the Holdco LTX-Credence Merger is consummated) or Verigy (if the LTD LTX-Credence Merger is consummated) will automatically succeed to and become entitled to exercise LTX-Credence’s rights and remedies under any such Contract without modification. There are no commitments or agreements to which LTX-Credence is bound obligating LTX-Credence to waive its right of repurchase or forfeiture with respect to any LTX-Credence Restricted Shares or LTX-Credence Restricted Share Unit as a result of the Holdco LTX-Credence Merger or the LTD LTX-Credence Merger, as applicable (whether alone or upon the occurrence of any additional or subsequent events). For purposes of this Agreement, “LTX-

Credence Restricted Shares” shall mean shares of LTX-Credence Common Stock that are unvested or subject to a Contract pursuant to which LTX-Credence has the right or obligation to repurchase, redeem or otherwise reacquire such shares of LTX-Credence Common Stock, including by forfeiture, and “LTX-Credence Restricted Share Unit” shall mean all restricted share units and rights to receive shares of LTX-Credence Common Stock or an amount in cash measured by the value of a number of shares of LTX-Credence Common Stock.

(c) Stock Options. As of the close of business on the Reference Date: (i) 2,079,286 shares of LTX-Credence Common Stock were subject to issuance pursuant to outstanding LTX-Credence Options (as defined below) to purchase LTX-Credence Common Stock under the applicable LTX-Credence Stock Plan (as defined below) (equity or other equity-based awards, whether payable in cash, shares or otherwise, whether or not granted under or pursuant to the LTX-Credence Share Plans, other than LTX-Credence Restricted Shares or LTX-Credence Restricted Share Units, are referred to in this Agreement as “LTX-Credence Options”), and (ii) 646,565 shares of LTX-Credence Common Stock are reserved for future issuance under the LTX-Credence Share Plans, including 326,477 shares reserved for issuance under the LTX-Credence Purchase Plan. Section 2.2(c) of the LTX-Credence Disclosure Schedule sets forth a complete and accurate list of all stock option plans or any other plan or agreement adopted by LTX-Credence that provides for the issuance of equity to any Person (the “LTX-Credence Share Plans”). LTX-Credence has made available to Verigy complete and accurate copies of all LTX-Credence Share Plans and the forms of all award agreements evidencing outstanding awards under such plans. LTX-Credence has made available to Verigy a true and complete list of each LTX-Credence Option outstanding as of the Reference Date, and (1) the particular LTX-Credence Stock Plan or other arrangement pursuant to which such LTX-Credence Option was granted, (2) the name of the holder of such LTX-Credence Option, (3) the number of shares of LTX-Credence Common Stock subject to such LTX-Credence Option, (4) the exercise price of such LTX-Credence Option, (5) the date on which such LTX-Credence Option was granted, (6) the applicable vesting schedule, and the extent to which such LTX-Credence Option was vested and exercisable as of the Reference Date, (7) the date on which such LTX-Credence Option expires and (8) whether such LTX-Credence Option is intended to qualify as a nonstatutory stock option or an “incentive stock option” within the meaning of Section 422 of the Code. All shares of LTX-Credence Common Stock subject to issuance under the applicable LTX-Credence Benefit Plans, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issued, would be duly authorized, validly issued, fully paid and nonassessable. All grants of LTX-Credence Options were validly issued and properly approved by the Board of Directors of LTX-Credence (or a duly authorized committee or subcommittee thereof) in material compliance with all applicable Legal Requirements and recorded on the LTX-Credence Financials in accordance with GAAP. As of the Reference Date, there are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights or equity based awards (whether payable in cash, shares or otherwise) with respect to LTX-Credence other than as set forth in Sections 2.2(b) and (c).

(d) Other Securities. Except as otherwise set forth in this Section 2.2, as of the Reference Date, there are no securities, warrants, calls, rights or Contracts to which LTX-Credence or any of its Subsidiaries is a party or by which any of them is bound obligating LTX-Credence or any of its Subsidiaries to issue (including on a deferred basis), deliver or sell, or cause to be issued, delivered or sold, or otherwise granting LTX-Credence or any of its

Subsidiaries the right to have a third party issue, deliver or sell to LTX-Credence or any of its Subsidiaries, additional shares of capital stock or other voting securities of LTX-Credence or any of its Subsidiaries, or obligating LTX-Credence or any of its Subsidiaries to issue, grant, extend or enter into any such security, warrant, call, right or Contract. All outstanding shares of LTX-Credence Common Stock, all outstanding LTX-Credence Options, all outstanding LTX-Credence Restricted Shares, all outstanding LTX-Credence Restricted Share Units, and all outstanding shares of capital stock of each Subsidiary of LTX-Credence have been issued and granted in material compliance with (i) all applicable securities laws and all other applicable Legal Requirements and (ii) all requirements set forth in applicable Contracts. Except for shares of LTX-Credence Restricted Shares or shares subject to LTX-Credence Restricted Share Units, as of the Reference Date, there are not any outstanding Contracts of LTX-Credence or any of its Subsidiaries to (A) repurchase, redeem or otherwise acquire any shares of capital stock of, or other equity or voting interests in, LTX-Credence or any of its Subsidiaries or (B) dispose of any shares of the capital stock of, or other equity or voting interests in, any of its Subsidiaries. LTX-Credence and its Subsidiaries have not entered into any swaps, caps, collars, floors or other derivative contracts or securities relating to interest rates, equity securities, debt securities or commodities. Neither LTX-Credence nor any of its Subsidiaries is a party to any voting agreements, irrevocable proxies, voting trusts, registration rights agreements or other voting arrangements with respect to shares of the capital stock of, or other equity or voting interests in, LTX-Credence or any of its Subsidiaries. For purposes of this Agreement, “Legal Requirements” shall mean any federal, state, local, municipal or foreign law, statute, constitution, ordinance, code, or published order, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

(e) No Changes. Between the Reference Date and the date of this Agreement, there has been no change in (i) the outstanding capital stock of LTX-Credence, (ii) the number of LTX-Credence Options outstanding, (iii) the number of shares of LTX-Credence Restricted Shares outstanding, (iv) the number of shares subject to LTX-Credence Restricted Share Units or (v) the number of other options, warrants or other rights to purchase capital stock of LTX-Credence, other than (A) pursuant to the exercise, vesting or settlement of LTX-Credence Options, LTX-Credence Restricted Shares or LTX-Credence Restricted Share Units outstanding as of the Reference Date, issued pursuant to LTX-Credence Share Plans pursuant to the terms of such awards as in effect on the Reference Date, or (B) repurchases from LTX-Credence Employees following termination of employment pursuant to the terms of applicable pre-existing stock option, restricted stock, restricted share unit or purchase agreements.

2.3 Authority; Non-Contravention; Necessary Consents.

(a) Authority. LTX-Credence has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by LTX-Credence and the consummation by LTX-Credence of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of LTX-Credence and no other corporate proceedings on the part of LTX-Credence are necessary to authorize the execution and delivery of this Agreement or to consummate the Holdco LTX-Credence Merger or the LTD LTX-Credence Merger, as applicable, and the other transactions contemplated hereby, subject only to the approval of this Agreement by LTX-Credence’s shareholders and the filing of the Articles of Merger pursuant to the MBCA. The approval of this Agreement by the holders of two-thirds of the outstanding shares of LTX-Credence Common Stock, which are entitled to one (1) vote per share, is the only vote of the holders of any class or series of LTX-Credence capital stock or other securities necessary to approve this Agreement and consummate the Holdco LTX-Credence Merger or the LTD LTX-Credence Merger, as applicable, and the other transactions contemplated hereby. There are no bonds, debentures, notes or other indebtedness of LTX-Credence having the right to vote (or, other than the LTX-Credence Convertible Notes, convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of LTX-Credence may vote. This Agreement has been duly executed and delivered by LTX-Credence and, assuming due execution and delivery by each of the Verigy Parties, constitutes a valid and binding obligation of LTX-Credence, enforceable against LTX-Credence in accordance with its terms, except that such enforceability (i) may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally and (ii) is subject to general principles of equity.

(b) Non–Contravention. The execution and delivery of this Agreement by LTX-Credence do not, and performance of this Agreement and consummation of the transactions contemplated by this Agreement by LTX-Credence will not: (i) conflict with or violate any provision of any of the LTX-Credence Charter Documents or any Subsidiary Charter Documents of any Subsidiary of LTX-Credence, (ii) subject to the approvals contemplated in Section 5.2 and compliance with the requirements set forth in or disclosed pursuant to Sections 2.3(a) and 2.3(c), conflict with or violate any material Legal Requirement applicable to LTX-Credence or any of its Subsidiaries or by which LTX-Credence or any of its Subsidiaries or any of their respective properties is bound or affected, or (iii) subject to providing the notices and obtaining the consents set forth in Section 2.3(c) of the LTX-Credence Disclosure Schedule, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair LTX-Credence’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets of LTX-Credence or any of its Subsidiaries pursuant to, any Contract (to which LTX-Credence or any of its Subsidiaries is a party or by which LTX-Credence or any of its Subsidiaries or its or any of their respective properties is bound or affected), except, in the case of clauses (ii) and (iii) above, for any such conflicts, breaches, defaults, impairments, alterations, rights of termination, amendments, acceleration or cancellation, Liens or violations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on LTX-Credence and its Subsidiaries, taken as a whole.

(c) Necessary Consents. No consent, approval, order or authorization of, or registration, declaration or filing with any supranational, national, state, municipal, local or foreign government, any instrumentality, subdivision, court, administrative agency or commission or other governmental entity or instrumentality, or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental function (a “Governmental Entity”) is required to be obtained or made by LTX-Credence in connection with the execution and delivery of this Agreement or the consummation of the Holdco LTX-Credence Merger or the LTD LTX-Credence Merger, as applicable, and other transactions contemplated hereby, except for: (i) the filing of the Articles of Merger with the Secretary of State of the Commonwealth of Massachusetts, (ii) the filing of the Proxy Statement/Prospectus with the SEC in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the effectiveness of the Registration Statement in accordance with the Securities Act, (iii) the filing of such reports, schedules or materials under Section 13 or Rule 14a-12 under the Exchange Act and materials under Rule 165 and Rule 145 under the Securities Act as may be required in connection with this Agreement and the transactions contemplated hereby and thereby, (iv) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the comparable laws of any foreign country reasonably determined by the parties to be required, (v) the consents listed on Section 2.3(c) of the LTX-Credence Disclosure Schedule, (vi) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities or “blue sky” laws and the securities laws of any foreign country, and (vii) such other consents, clearances, authorizations, filings, approvals, orders, declarations and registrations with respect to any Governmental Entity the failure of which to obtain would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on LTX-Credence and its Subsidiaries, taken as a whole. The consents, approvals, orders, authorizations, registrations, declarations and filings set forth in (i) through (vi) are referred to herein as the “LTX-Credence Necessary Consents.”

2.4 SEC Filings; Financial Statements.

(a) SEC Filings. LTX-Credence has filed all required registration statements, prospectuses, reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated by reference) required to be filed by it with the SEC since August 1, 2008. LTX-Credence has made available to Verigy all such registration statements, prospectuses, reports, schedules, forms, statements and other documents in the form filed with the SEC that are not publicly available through the SEC’s EDGAR database. All such required registration statements, prospectuses, reports, schedules, forms, statements and other documents are referred to herein as the “LTX-Credence SEC Reports.” As of their respective dates, the LTX-Credence SEC Reports complied as to form in all material respects with the requirements of the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such LTX-Credence SEC Reports. All LTX-Credence SEC Reports (x) were or will be filed on a timely basis, (y) at the time filed, were or will be prepared in compliance in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such LTX-Credence SEC Reports, and (z) did not or will not at the time they were filed or are filed contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of LTX-Credence’s Subsidiaries is subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act. LTX-Credence has heretofore made available to Verigy correct and complete copies of all material correspondence with the SEC occurring since August 1, 2008 that is not publicly available through the SEC’s EDGAR database. As of the date hereof, there are no unresolved comments issued by the staff of the SEC with respect to any of the LTX-Credence SEC Reports.

(b) Financial Statements. Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the LTX-Credence SEC Reports (as amended), including any LTX-Credence SEC Reports filed after the date hereof until the Closing (the “LTX-Credence Financials”), as of their respective dates: (i) complied or when filed will comply as to form in all material respects with the published rules and regulations of the SEC with respect thereto as in effect as of the time of filing, (ii) was or will be prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q, 8-K or any successor forms under the Exchange Act), and (iii) fairly presented or will fairly present, in all material respects, the consolidated financial position of LTX-Credence and its consolidated Subsidiaries as at the respective dates thereof and the consolidated results of LTX-Credence’s operations and cash flows for the periods indicated (subject, in the case of unaudited statements, to normal year-end audit adjustments, as permitted by GAAP and the applicable rules and regulations promulgated by the SEC which were not, or are not expected to be, material in amount or effect). The balance sheet of LTX-Credence as of July 31, 2010, contained in the LTX-Credence SEC Reports is hereinafter referred to as the “LTX-Credence Balance Sheet.” Neither LTX-Credence nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S K promulgated by the SEC).

(c) No Undisclosed Liabilities. There are no liabilities of LTX-Credence or its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined or otherwise, other than:

(i) liabilities disclosed or provided for in the LTX-Credence Balance Sheet or in the notes thereto;

(ii) liabilities incurred in the ordinary course of business since the date of the LTX-Credence Balance Sheet;

(iii) liabilities arising, or expressly permitted to be incurred, under this Agreement;

(iv) liabilities which, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on LTX-Credence and its Subsidiaries, taken as a whole; and

(v) liabilities that have been disclosed in Section 2.4(c) of the LTX-Credence Disclosure Schedule.

(d) Internal Controls and Procedures. LTX-Credence has established and maintains disclosure controls and procedures and internal control over financial reporting, as such terms are defined in, and as required by, Rules 13a-15 and 15d-15 under the Exchange Act. LTX-Credence’s disclosure controls and procedures are designed to ensure that all material information required to be disclosed by LTX-Credence in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to LTX-Credence’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). The principal executive officer and principal financial officer of LTX-Credence have made all certifications required by the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC. LTX-Credence and each of its Subsidiaries has established and maintains a system of internal control over financial reporting, which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements (including the LTX-Credence Financials) for external purposes in accordance with GAAP, including policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of LTX-Credence and its Subsidiaries, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of LTX-Credence and its Subsidiaries are being made only in accordance with authorizations of management and the Board of Directors of LTX-Credence, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of LTX-Credence’s assets that could have a material effect on the financial statements of LTX-Credence and its Subsidiaries. To the Knowledge of LTX-Credence, since the date of LTX-Credence’s most recent periodic report filed with the SEC, neither LTX-Credence nor any of its Subsidiaries (including any LTX-Credence Employee), nor LTX-Credence’s independent auditors, has identified or been made aware of (A) any significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by LTX-Credence and its Subsidiaries, (B) any fraud, whether or not material, that involves LTX-Credence’s management or other LTX-Credence Employees, or (C) any claim or allegation regarding any of the foregoing. In connection with the periods covered by the LTX-Credence Financials filed prior to the date of this Agreement, LTX-Credence has disclosed to Verigy (I) all deficiencies and weaknesses identified in writing by LTX-Credence or LTX-Credence’s independent auditors (whether current or former) in the design or operation of internal controls over financial reporting utilized by LTX-Credence and its Subsidiaries and (II) any fraud, whether or not material, that involves LTX-Credence’s management or other LTX-Credence Employees, or any claim or allegation regarding the foregoing.

(e) Sarbanes-Oxley Act; Nasdaq. LTX-Credence is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of The NASDAQ Global Market.

(f) Independent Auditors. BDO Seidman LLP, LTX-Credence’s current auditors, are and have been at all times since their engagement by LTX-Credence (i) “independent” with respect to LTX-Credence within the meaning of Regulation S-X and (ii) in compliance with subsections (g) through (l) of Section 10A of the Exchange Act (to the extent applicable) and the related rules of the SEC and the Public Company Accounting Oversight Board. At all times during the period covered by the LTX-Credence SEC Reports in which Ernst & Young LLP, LTX-Credence’s previous auditors, were engaged by LTX-Credence, Ernst & Young LLP was (A) “independent” with respect to LTX-Credence within the meaning of Regulation S-X and (B) in compliance with subsections (g) through (l) of Section 10A of the Exchange Act (to the extent applicable) and the related rules of the SEC and the Public Company Accounting Oversight Board.

2.5 Absence of Certain Changes or Events. Since the date of the LTX-Credence Balance Sheet through the date hereof, LTX-Credence and its Subsidiaries have conducted their respective businesses in the ordinary course of business consistent with past practice and, since such date, there has not (i) occurred any Effect that has had or would be reasonably expected to have a Material Adverse Effect on LTX-Credence and its Subsidiaries, taken as a whole; or (ii) been any other action taken by LTX-Credence or event that would have required the consent of Verigy pursuant to Section 4.1 of this Agreement had such action or event occurred after the date of this Agreement.

2.6 Taxes.

(a) Definitions. For the purposes of this Agreement:

(i) “Tax” or, collectively, “Taxes” shall mean any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities in the nature of taxes, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts.

(ii) “Tax Returns” shall mean any and all reports, returns, declarations, or statements relating to Taxes (including any schedule or attachment thereto) filed or required to be filed with any Governmental Entity.

(b) Tax Returns and Audits.

(i) LTX-Credence and each of its Subsidiaries have properly filed on a timely basis all material Tax Returns that they were required to file, and all such Tax Returns were true, correct and complete in all material respects. Each of LTX-Credence and its Subsidiaries has paid on a timely basis all material Taxes that were due and payable. The most recent financial statements contained in the LTX-Credence SEC Reports reflect an adequate reserve (in accordance with GAAP) for all material Taxes payable by LTX-Credence and its Subsidiaries through the date of such financial statements and all unpaid Taxes of LTX-Credence and each of its Subsidiaries for all tax periods commencing after the date of such financial statements arose in the ordinary course of business consistent with past practice. No material deficiencies for any Taxes have been asserted or assessed, or to the Knowledge of LTX-Credence, proposed, against LTX-Credence or any of its Subsidiaries, nor has LTX-Credence or any of its Subsidiaries executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any material Tax which waiver or extension remains in effect.

(ii) LTX-Credence and each of its Subsidiaries have timely paid or withheld with respect to their employees (and paid over any amounts withheld to the appropriate Taxing authority to the extent due) all foreign, federal and state income taxes, Federal Insurance Contribution Act, Federal Unemployment Tax Act and other similar Taxes required to be paid or withheld and material to LTX-Credence and its Subsidiaries, taken as a whole.

(iii) No audit or other examination of any material Tax Return of LTX-Credence or any of its Subsidiaries is in progress as of the date hereof, nor has LTX-Credence or any of its Subsidiaries been notified in writing as of the date hereof of any request for such an audit or other examination.

(iv) LTX-Credence has made available (for this purpose in the LTX-Credence electronic data room or otherwise) to Verigy copies of all material Tax Returns for LTX-Credence and each of its Subsidiaries filed for all periods beginning August 1, 2007 or later.

(v) Neither LTX-Credence nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (A) in the two years prior to the date of this Agreement or (B) in a distribution which otherwise constitutes part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the Holdco LTX-Credence Merger or the LTD LTX-Credence Merger, as applicable.

(vi) Neither LTX-Credence nor any of its Subsidiaries has engaged in a “reportable transaction,” as set forth in Treasury Regulations section 1.6011-4(b), or any transaction that is the same as or substantially similar to one of the types of transactions that the Internal Revenue Service has determined to be a tax avoidance transaction and identified by notice, regulation or other form of published guidance as a “listed transaction,” as set forth in Treasury Regulations section 1.6011-4(b)(2).

(vii) Neither LTX-Credence nor any of its Subsidiaries has taken any action or has failed to take any action or has Knowledge of any fact, agreement, plan or other circumstance that (a) if the Holdco Reorganization does not occur, would cause the LTD LTX-Credence Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code or to be subject to tax as a result of the application of Section 367(a) of the Code, or (b) if the Holdco Reorganization occurs, would cause the Holdco LTX-Credence Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code or the Combined Transaction to fail to qualify as an exchange governed by Section 351 of the Code, or the Holdco LTX-Credence Merger or the Combined Transaction to be subject to tax as a result of the application of Section 367(a) of the Code.

(viii) There is no contract, agreement, plan or arrangement to which LTX-Credence or any of its Subsidiaries is a party, including the provisions of this Agreement, covering any employee, consultant or director of LTX-Credence or any of its Subsidiaries, which, individually or collectively, would reasonably be expected to give rise to the payment of any amount that would not be deductible pursuant to Sections 404 or 162(m) of the Code.

(ix) Neither LTX-Credence nor any of its Subsidiaries (A) has any actual or potential liability under Treasury Regulations section 1.1502-6 (or any comparable or similar provision of federal, state, local or foreign law), as a transferee or successor, pursuant to any contractual obligation, or otherwise for any Taxes of any Person other than LTX-Credence or any of its Subsidiaries, or (B) is a party to or bound by any Tax indemnity, Tax sharing, Tax allocation or similar agreement.

(x) Neither LTX-Credence nor any of its Subsidiaries has made any payments, is obligated to make any payments, or is a party to any Contract that could obligate it or its successor to make any payments that may be treated as an “excess parachute payment” under Section 280G of the Code, determined without regard to Section 280G(b)(4)(B) of the Code.

2.7 Intellectual Property.

(a) Definitions. For the purposes of this Agreement, the following terms have the following meanings:

(i) “LTX-Credence IP” shall mean any Intellectual Property owned by LTX-Credence or any of its Subsidiaries and material to the conduct of the business of LTX-Credence and its Subsidiaries, taken as a whole.

(ii) “LTX-Credence IP Contract” shall mean any Contract to which LTX-Credence or any of its Subsidiaries is a party with respect to the grant of any license or ownership interest in any LTX-Credence IP (other than “shrink wrap” and similar widely available commercial end-user licenses).

(iii) “LTX-Credence Licensed IP” shall mean any Intellectual Property licensed by LTX-Credence or any of its Subsidiaries from a third party and material to the conduct of the business of LTX-Credence and its Subsidiaries, taken as a whole.

(iv) “LTX-Credence Products” shall mean all products or service offerings of LTX-Credence that, since August 1, 2008, have been marketed, sold, licensed, offered or distributed by LTX-Credence or its Subsidiaries, or that LTX-Credence or its Subsidiaries currently intends to market, sell, license, offer or distribute, including any products or service offerings currently under development.

(v) “LTX-Credence Registered Intellectual Property” shall mean all of the Registered Intellectual Property owned by, or filed in the name of, LTX-Credence or any of its Subsidiaries and material to the conduct of the business of LTX-Credence and its Subsidiaries, taken as a whole.

(vi) “LTX-Credence Third Party IP Contract” shall mean all contracts pursuant to which a third party has licensed any LTX-Credence Licensed IP to LTX-Credence or its Subsidiaries.

(vii) “Intellectual Property” shall mean any or all of the following and all rights in, arising out of, or associated therewith: (A) all United States, international and foreign patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (B) all rights in inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know how, technology, technical data and customer data and all documentation necessary to any of the foregoing (“Know-How”); (C) all works of authorship, copyrights, copyrights registrations and applications therefor, and all other rights corresponding thereto throughout the world; (D) all mask works, mask work registrations and applications therefor, and any equivalent or similar rights in semiconductor masks, layouts, architectures or topology; (E) domain names, uniform resource locators (“URLs”) and other names and locators associated with the Internet (collectively, “Domain Names”), (F) all rights in computer software, including all source code, object code, firmware, development tools, files, records and data, and all media on which any of the foregoing is recorded; (G) all rights in industrial designs and any registrations and applications therefor throughout the world; (H) all rights in trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor throughout the world; (I) all rights in databases and data collections and all rights therein throughout the world; (J) all moral and economic rights of authors and inventors, however denominated, throughout the world; and (K) any similar or equivalent rights to any of the foregoing anywhere in the world.

(viii) “Registered Intellectual Property” shall mean all United States, international and foreign: (A) patents and patent applications (including provisional applications); (B) registered trademarks and applications to register trademarks; (C) registered copyrights and applications for copyright registration; (D) Domain Names; and (E) any other material Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any state, government or other public legal authority.

(b) LTX-Credence Intellectual Property.

(i) Registered Intellectual Property; Proceedings. Section 2.7(b)(i) of the LTX-Credence Disclosure Schedule contains a complete and accurate list of (i) all LTX-Credence Registered Intellectual Property and specifies, where applicable, the jurisdictions in which each such item of LTX-Credence Registered Intellectual Property has been issued or registered, the filing and/or issue dates, and the corresponding application and registration numbers and similar identifiers, and (ii) all proceedings or actions before any court or tribunal (including the United States Patent and Trademark Office (the “PTO”) or equivalent authority anywhere else in the world, but excluding prosecution of any intellectual property applications) related to any LTX-Credence Registered Intellectual Property.

(ii) Registration. To the Knowledge of LTX-Credence, each item of LTX-Credence Registered Intellectual Property that is not an application is valid and subsisting.

(iii) Intellectual Property Contracts. Neither LTX-Credence nor any of its Subsidiaries is in material breach of any LTX-Credence IP Contracts or any LTX-Credence Third Party IP Contracts and, to LTX-Credence’s Knowledge, no other party has materially failed to perform under any of the LTX-Credence IP Contracts or LTX-Credence Third Party IP Contracts. Section 2.7(b)(iii) of the LTX-Credence Disclosure Schedule contains a complete and accurate list of all material LTX-Credence Third Party IP Contracts and all material LTX-Credence IP Contracts.

(c) Ownership.

(i) No LTX-Credence IP or LTX-Credence Product is as of the date hereof subject to any legal proceeding or outstanding legal decree, order, judgment or stipulation restricting in any material manner, the use, transfer, or licensing thereof by LTX-Credence or any of its Subsidiaries.

(ii) LTX-Credence or its Subsidiaries owns each item of LTX-Credence IP free and clear of any security interest, pledge or mortgage. LTX-Credence or its Subsidiaries are the exclusive owners of the material LTX-Credence IP.

(iii) Except where a failure to obtain such assignment would not reasonably be expected to be material, to the extent that any Intellectual Property has been developed or created independently or jointly by any Person (including employees and contractors) for which LTX-Credence or any of its Subsidiaries has, directly or indirectly, provided consideration for such development or creation, LTX-Credence or such Subsidiary, as the case may be, has a written agreement with such Person with respect thereto, and LTX-Credence or such Subsidiary, as the case may be, thereby has obtained ownership of such Intellectual Property by operation of law or by valid assignment, and has required the waiver of all non-assignable rights, including all author or moral rights.

(d) Non-Infringement. To the Knowledge of LTX-Credence, the operation of the business of LTX-Credence and its Subsidiaries, including the design, development, manufacture, use, import, sale and licensing of LTX-Credence Products, has not and does not infringe or misappropriate any Intellectual Property of any third party or constitute unfair competition or trade practices under the laws of any jurisdiction and there are no claims pending or, to the Knowledge of LTX-Credence, threatened against LTX-Credence claiming that the LTX-Credence Products infringe or misappropriate the Intellectual Property of any third party.

(e) Intellectual Property Contracts.

(i) Neither this Agreement nor the consummation of the transactions contemplated by this Agreement will automatically result in the breach, modification, cancellation, termination or suspension of any material LTX-Credence Third Party IP Contract.

(ii) Neither this Agreement nor the transactions contemplated by this Agreement will because of an LTX-Credence IP Contract result in (A) any third party being automatically granted rights or access to, or the placement in or release from escrow, of any LTX-Credence IP or software covered by LTX-Credence IP, or (B) LTX-Credence automatically granting to any third party any right in any LTX-Credence IP. Neither this Agreement nor the transactions contemplated by this Agreement will because of an LTX-Credence IP Contract result in: (i) Verigy, any of its Subsidiaries or the Transaction Subsidiaries granting to any third party any right to or with respect to any Intellectual Property owned by, or licensed to, any of them, (ii) Verigy, any of its Subsidiaries or the Transaction Subsidiaries, being bound by, or subject to, any non-compete or other material restriction on the operation or scope of their respective businesses, or (iii) Verigy, any of its Subsidiaries or the Transaction Subsidiaries being obligated to pay any royalties or other material amounts, or offer any discounts, to any third party in excess of those payable by, or required to be offered by, any of them, respectively, in the absence of this Agreement or the transactions contemplated hereby. The execution, delivery and performance of this Agreement complies with all applicable laws relating to privacy and LTX-Credence’s and its Subsidiaries’ applicable privacy policies.

(iii) Neither LTX-Credence nor any of its Subsidiaries is a member of or party to any patent pool, industry standards body, trade association or other organization pursuant to the rules of which it is obligated to license any existing or future Intellectual Property to any Person.

(f) Third-Party Infringement. As of the date hereof, there are no legal proceedings or written threats of legal proceedings in which LTX-Credence or its Subsidiaries have alleged the misappropriation or infringement of LTX-Credence IP. To the Knowledge of LTX-Credence, no third party is infringing, violating or misappropriating in any material respect any of the LTX-Credence IP.

(g) Trade Secret Protection. With respect to LTX-Credence IP, LTX-Credence and each of its Subsidiaries have taken commercially reasonable steps to protect the rights of LTX-Credence and its Subsidiaries in LTX-Credence’s and its Subsidiaries’ confidential information and trade secrets and any trade secrets or confidential information of third parties provided to LTX-Credence or any of its Subsidiaries under an obligation of confidentiality.

2.8 Compliance; Permits.

(a) Compliance. Except, individually or in the aggregate, as has not had and would not reasonably be expected to have a Material Adverse Effect on LTX-Credence and its Subsidiaries, taken as a whole, neither LTX-Credence nor any of its Subsidiaries is in conflict with, or in default or in violation of, (i) any Legal Requirement applicable to LTX-Credence or any of its Subsidiaries or by which LTX-Credence or any of its Subsidiaries or any of their respective businesses or properties is bound or affected, or (ii) any Contract or Permit (as defined below) to which LTX-Credence or any of its Subsidiaries is a party or by which LTX-Credence or any of its Subsidiaries or its or any of their respective businesses or properties is bound or affected. To the Knowledge of LTX-Credence, no material investigation or review by any Governmental Entity is pending or has been threatened against LTX-Credence or any of its Subsidiaries. There is no material judgment, injunction, order or decree binding upon LTX-Credence or any of its Subsidiaries which has or would reasonably be expected to have the effect of prohibiting or materially impairing (A) any business practices of LTX-Credence and its Subsidiaries, taken as a whole, or (B) the conduct of business by LTX-Credence and its Subsidiaries as currently conducted.

(b) Permits. LTX-Credence and its Subsidiaries hold all permits, licenses, variances, clearances, consents, commissions, franchises, exemptions, orders and approvals from Governmental Entities (“Permits”) that are required for the operation of the business of LTX-Credence and its Subsidiaries as currently conducted, other than Permits the absence of which would not reasonably be expected to have a Material Adverse Effect on LTX-Credence and its Subsidiaries, taken as a whole (collectively, “LTX-Credence Permits” other than LTX-

Credence Environmental Permits which are covered exclusively under Section 2.14). No suspension or cancellation of any LTX-Credence Permits is pending or, to the Knowledge of LTX-Credence, threatened. LTX-Credence and its Subsidiaries are in compliance in all material respects with the terms of the LTX-Credence Permits.

(c) Certain Business Practices.

(i) From and after August 1, 2008, neither LTX-Credence, any Subsidiary of LTX-Credence nor any director, officer, or, to the Knowledge of LTX-Credence, employee or agent of LTX-Credence or any Subsidiary of LTX-Credence acting on behalf of LTX-Credence or any Subsidiary of LTX-Credence has (A) directly or indirectly, used any funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to political activity, (B) directly or indirectly, used or contemplated the use of funds, given, offered, promised, or authorized to give, any money or thing of value (except for payments permitted by 15 U.S.C. Section 78dd-2(b) or (c)) to any foreign or domestic government official or to any foreign or domestic political party or campaign (collectively, “Government Official”), for the purpose, with respect to subclauses (A) and (B), of influencing an act or decision of the Government Official, or inducing the Government Official to use his or her influence or position to affect any government act or decision to obtain or retain business of LTX-Credence or any Subsidiary of LTX-Credence or (C) directly or indirectly, made any unlawful payment.

(ii) From and after August 1, 2008, to the Knowledge of LTX-Credence, (A) there have been no false or fictitious entries made in the books or records of LTX-Credence or any Subsidiary of LTX-Credence relating to any illegal payment or secret or unrecorded fund, and (B) neither LTX-Credence nor any Subsidiary of LTX-Credence has established or maintained a secret or unrecorded fund.

(iii) Since August 1, 2008, LTX-Credence and each Subsidiary of LTX-Credence have conducted their export transactions in accordance in all material respects with applicable provisions of U.S. export Legal Requirements, the export Legal Requirements of the countries where it conducts business and the trade embargo and anti-boycott provisions of any applicable Legal Requirements. Without limiting the foregoing: (A) to the Knowledge of LTX-Credence, LTX-Credence and each Subsidiary of LTX-Credence have obtained all material export licenses and other approvals required for their exports of products, software and technologies from the U.S. and other countries where it conducts business; (B) to the Knowledge of LTX-Credence, LTX-Credence and each Subsidiary of LTX-Credence are in compliance in all material respects with the terms of such applicable export licenses or other approvals; and (C) as of the date of this Agreement, there are no pending or, to the Knowledge of LTX-Credence, threatened claims against LTX-Credence or any Subsidiary of LTX-Credence with respect to such export licenses or other approvals.

2.9 Litigation. There are no claims, suits, actions or proceedings pending or, to the Knowledge of LTX-Credence, threatened against LTX-Credence or any of its Subsidiaries before any court, Governmental Entity, or any arbitrator (a) that seek to restrain or enjoin the consummation of the transactions contemplated hereby or (b) which, either individually or in the aggregate with all such claims, suits, actions or proceedings, have had or would reasonably be expected to have a Material Adverse Effect on LTX-Credence and its Subsidiaries, taken as a whole.

2.10 Brokers’ and Finders’ Fees. Except for fees payable to JPMorgan Securities LLC (“JPMorgan”) pursuant to an engagement letter dated July 20, 2010, a copy of which has been provided to Verigy, no agent, broker, investment banker, financial advisor or other firm or Person is entitled to any broker’s, finder’s, financial advisor’s or similar fee or commission in connection with this Agreement or any transaction contemplated hereby based upon arrangements made by or on behalf of LTX-Credence.

2.11 Transactions with Affiliates. Except as set forth in the Designated LTX-Credence SEC Reports, since the date of LTX-Credence’s last proxy statement filed with the SEC, no event has occurred that would be required to be reported by LTX-Credence pursuant to Item 404 of Regulation S K promulgated by the SEC.

2.12 Employee Benefit Plans and Labor Matters.

(a) Definitions.

(i) “LTX-Credence Benefit Plan” shall mean each “employee benefit plan,” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and any other material plan, program, policy, practice, contract, agreement or other arrangement providing for compensation, severance, change of control pay, termination pay, deferred compensation, performance awards, equity or equity-related awards, pension benefits, retirement benefits, welfare benefits, fringe benefits or other employee benefits or remuneration of any kind, whether written or unwritten, funded or unfunded, which is maintained, contributed to, or required to be contributed to, by LTX-Credence or any ERISA Affiliate for the benefit of two or more LTX-Credence Employees, or with respect to which LTX-Credence or any ERISA Affiliate has or is likely to have any material liability or obligation.

(ii) “LTX-Credence Employee” shall mean any current or former or retired employee, consultant or director of LTX-Credence or any ERISA Affiliate, provided that references to former or retired persons only include those with respect to which LTX-Credence has or is reasonably likely to have any post-Effective Time liability or obligation.

(iii) “ERISA Affiliate” shall mean each Subsidiary of LTX-Credence or Verigy, as the case may be, and any other Person or entity under common control with LTX-Credence or Verigy, as the case may be, or any of its Subsidiaries within the meaning of Section 414(b), (c), (m) or (o) of the Code and the regulations issued thereunder.

(iv) “LTX-Credence Employee Agreement” shall mean (A) each management, employment, severance, change of control, separation, retention, stay bonus, consulting, relocation, repatriation, expatriation, visa, work permit or other Contract between LTX-Credence or any ERISA Affiliate and any current, former or retired executive officer or director of LTX-Credence and (B) each management, employment, severance, change of control, separation, retention, stay bonus, consulting, relocation, repatriation, expatriation, visa, work permit or other Contract between LTX-Credence or any ERISA Affiliate and any LTX-Credence

Employee, other than a current, former or retired executive officer or director of LTX-Credence, in each case that is material either individually or in the aggregate with all such similar Contracts.

(b) Schedule. Section 2.12(b) of the LTX-Credence Disclosure Schedule contains an accurate and complete list of each LTX-Credence Benefit Plan and each LTX-Credence Employee Agreement (except for (i) contracts that provide for employment that is terminable at will and that are without severance, retention, or change of control pay or benefits, in which case only forms of such contracts shall be scheduled, (ii) employment contracts for employees hired and based in locations outside the U.S., in which case only forms of such contracts shall be scheduled, unless any such contract provides for notice of termination, retention, severance or change of control pay or benefits that are greater than required by applicable Legal Requirements, (iii) individual LTX-Credence Option, LTX-Credence Restricted Shares and LTX-Credence Restricted Share Unit agreements, in which case only forms of such individual agreements shall be scheduled, unless such individual agreements provide acceleration of vesting of awards in a manner not provided for under the applicable form(s) or that otherwise materially differ from such forms, and (iv) consulting contracts that are terminable without material cost or material liability, in which case only forms of such contracts shall be scheduled, unless any such contract provides severance, retention or change of control pay or benefits that are, in each case, greater than required by applicable Legal Requirements). Neither LTX-Credence nor any ERISA Affiliate has any plan or commitment to establish, adopt or enter into any new LTX-Credence Benefit Plan or LTX-Credence Employee Agreement or to modify any LTX-Credence Benefit Plan or LTX-Credence Employee Agreement (except to the extent required by Legal Requirements or to conform any such LTX-Credence Benefit Plan or LTX-Credence Employee Agreement to any applicable Legal Requirements, or as required by this Agreement) that would reasonably be expected to result in material liability to LTX-Credence and its ERISA Affiliates, taken as a whole.

(c) Documents. LTX-Credence has provided or made available to Verigy correct and complete copies of: (i) all documents embodying each LTX-Credence Benefit Plan and each LTX-Credence Employee Agreement required to be disclosed pursuant to Section 2.12(b) above including all amendments thereto and all related trust documents, administrative service agreements, group annuity contracts, group insurance contracts, and policies pertaining to fiduciary liability insurance covering the fiduciaries for each such LTX-Credence Benefit Plan; (ii) the most recent annual actuarial valuations, if any, prepared for each LTX-Credence Benefit Plan; (iii) the three (3) most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each LTX-Credence Benefit Plan; (iv) if any LTX-Credence Benefit Plan is funded, the most recent annual and periodic accounting of LTX-Credence Benefit Plan assets; (v) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, required under ERISA with respect to each LTX-Credence Benefit Plan; (vi) all IRS determination, opinion, notification and advisory letters; (vii) all material communications from LTX-Credence or its ERISA Affiliates to any LTX-Credence Employee or LTX-Credence Employees relating to any LTX-Credence Benefit Plan and any proposed LTX-Credence Benefit Plans, in each case relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which would result in any liability material to LTX-Credence and its Subsidiaries, taken as a whole; (viii) all material correspondence to or from any governmental agency relating to any LTX-Credence Benefit Plan; and (ix) the three (3) most recent plan years’ discrimination tests for each LTX-Credence Benefit Plan for which such tests are required.

(d) Benefit Plan Compliance.

(i) With respect to each LTX-Credence Benefit Plan and LTX-Credence Employment Agreement, no event has occurred and, to the Knowledge of LTX-Credence, there exists no condition or set of circumstances, in connection with which LTX-Credence or any of its ERISA Affiliates would be subject to any liability material to LTX-Credence and its Subsidiaries, taken as a whole, under ERISA, the Code or any other applicable Legal Requirement.

(ii) Each LTX-Credence Benefit Plan and LTX-Credence Employment Agreement has been, in all material respects, administered and operated in accordance with its terms, with the applicable provisions of ERISA, the Code and all other applicable Legal Requirements and the terms of any applicable collective bargaining agreements. Each LTX-Credence Benefit Plan, including any material amendments thereto, that is capable of approval by, and/or registration for and/or qualification for special tax status with, the appropriate taxation, social security and/or supervisory authorities in the relevant country, state, territory or the like (each, an “Approval”) has received such Approval or there remains a period of time in which to obtain such Approval retroactive to the date of any material amendment that has not previously received such Approval, except for the lack of such Approvals which, individually or in the aggregate, has not resulted in and would not reasonably be expected to result in material liability to LTX-Credence and its Controlled Group Affiliates, taken as a whole. Except as required by Legal Requirements, no condition exists that would prevent LTX-Credence or Verigy from terminating or amending any LTX-Credence Benefit Plan or LTX-Credence Employment Agreement at any time for any reason without material liability to LTX-Credence and its ERISA Affiliates, taken as a whole (other than ordinary administration expenses or routine claims for benefits).

(iii) No material written representation or commitment with respect to any material aspect of any LTX-Credence Benefit Plan or LTX-Credence Employment Agreement has been made to an LTX-Credence Employee by an authorized LTX-Credence Employee that is not materially in accordance with the written or otherwise preexisting terms and provisions of such LTX-Credence Benefit Plans if such representation or commitment would reasonably be expected to result in material liability to LTX-Credence and its ERISA Affiliates, taken as a whole. Neither LTX-Credence nor any of its Subsidiaries has entered into any agreement, arrangement or understanding, whether written or oral, with any trade union, works council or other LTX-Credence Employee representative body or any material number or category of its LTX-Credence Employees which would prevent, restrict or materially impede the implementation of any lay-off, redundancy, severance or similar program within its or their respective workforces (or any part of them).

(iv) There are no unresolved claims or disputes under the terms of, or in connection with, any LTX-Credence Benefit Plan or LTX-Credence Employment Agreement (other than routine claims for benefits), and no action, legal or otherwise, has been commenced or, to the Knowledge of LTX-Credence, is threatened or reasonably anticipated (other than routine claims for benefits), with respect to any claim, which would reasonably be expected to result in material liability to LTX-Credence and its Controlled Group Affiliates, taken as a whole.

(e) Plan Funding. With respect to LTX-Credence Benefit Plans, there are no material benefit obligations for which required contributions have not been made or accrued to the extent required by GAAP or applicable Legal Requirements and there are no material benefit obligations which have not been accounted for by reserves, or otherwise properly footnoted in accordance with the requirements of GAAP, on the financial statements of LTX-Credence. The assets of each LTX-Credence Benefit Plan which is funded are reported at their fair market value on the books and records of such LTX-Credence Benefit Plan.

(f) No Pension or Funded Welfare Plans. Neither LTX-Credence nor any ERISA Affiliate of LTX-Credence has ever maintained, established, sponsored, participated in or contributed to any (i) LTX-Credence Benefit Plan which is or was subject to Title IV of ERISA or Section 412 of the Code, (ii) “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA), (iii) “multiple employer plan” as defined in ERISA or the Code, (iv) “funded welfare plan” within the meaning of Section 419 of the Code or (v) a multiple employer welfare arrangement, as defined under Section 3(40)(A) of ERISA (without regard to Section 514(b)(6)(B) of ERISA), established or maintained for the purpose of offering or providing welfare plan benefits to the employees of two or more employers (including one or more self-employed individuals), or to their beneficiaries. No LTX-Credence Benefit Plan is funded by, associated with or related to a “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code. No LTX-Credence Benefit Plan provides health benefits that are not fully insured through an insurance contract. No capital stock of LTX-Credence is used as a funding vehicle or otherwise permitted as an investment option (other than via any personal brokerage account) with respect to any LTX-Credence Benefit Plan that is intended to be qualified under Section 401(a) of the Code.

(g) Continuation Coverage. No LTX-Credence Benefit Plan provides post-termination or retiree welfare benefits (whether or not insured) with respect to any Person for any reason other than coverage mandated by applicable Legal Requirements, and neither LTX-Credence nor any ERISA Affiliate has ever contracted to any LTX-Credence Employee (either individually or to LTX-Credence Employees as a group) or any other Person that such LTX-Credence Employee(s) or other Person would be provided with post-termination or retiree welfare benefits, except to the extent required by applicable Legal Requirements or, individually or in the aggregate, as has not resulted or would not reasonably be expected to result in material liability to LTX-Credence and its ERISA Affiliates, taken as a whole.

(h) Effect of Transaction. The execution of this Agreement and the consummation of the transactions contemplated hereby will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any LTX-Credence Benefit Plan or LTX-Credence Employee Agreement that will or may result in any material payment (whether of severance pay or otherwise), acceleration of any material payment, forgiveness of material indebtedness, vesting (except as required under Section 411(d)(3) of the Code), distribution, material increase in benefits or obligation to fund benefits with respect to any LTX-Credence Employee. No payment or benefit which will or may be made in connection with the transactions contemplated by this Agreement (either alone or upon the occurrence of any additional or subsequent events) by LTX-Credence or any ERISA Affiliate with respect to any LTX-Credence Employee or any other “disqualified individual” (as defined in Code Section 280G and the regulations thereunder) will be characterized as a “parachute payment,” within the meaning of Section 280G(b)(2) of the Code. There is no contract, agreement, plan or arrangement to which LTX-Credence or any ERISA Affiliate is a party or by which it or its successor is bound to compensate any LTX-Credence Employee for excise taxes paid pursuant to Section 4999 of the Code. Section 2.12(h) of the LTX-Credence Disclosure Schedule lists all persons who LTX-Credence reasonably believes are “disqualified individuals” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder) as determined as of the date hereof.

(i) Section 409A. Each “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) sponsored or maintained by LTX-Credence and each ERISA Affiliate has been operated since January 1, 2005 in applicable operational compliance with Section 409A of the Code and applicable IRS guidance (together, “Section 409A”). Since January 1, 2009, each such nonqualified deferred compensation plan has been in documentary and operational compliance with Section 409A, including the final Treasury Regulations issued thereunder. No nonqualified deferred compensation plan that was originally exempt from application of Section 409A has been “materially modified” (within the meaning of IRS Notice 2005-1) at any time after October 3, 2004. Except as set forth on Section 2.12(i)(1) of the LTX-Credence Disclosure Schedule, no compensation shall be includable in the gross income of any LTX-Credence Employee as a result of the operation of Section 409A of the Code with respect to any arrangements or agreements in effect on or prior to the Effective Time. Except as set forth on Section 2.12(i)(2) of the LTX-Credence Disclosure Schedule, to the extent required, LTX-Credence and each of its Subsidiaries has, in all material respects, properly reported and/or withheld and remitted on amounts deferred under any LTX-Credence nonqualified deferred compensation plan subject to Section 409A of the Code. Except as set forth on Section 2.12(i)(3) of the LTX-Credence Disclosure Schedule, there is no contract, agreement, plan or arrangement to which LTX-Credence or any of its ERISA Affiliates is a party, including the provisions of this Agreement, covering any LTX-Credence Employee, which individually or collectively is reasonably likely to require LTX-Credence or any of its ERISA Affiliates to pay a Tax gross up payment to, or otherwise indemnify or reimburse, any LTX-Credence Employee for Tax-related payments under Section 409A, give rise to a Verigy, LTX-Credence, or Subsidiary Tax or other penalty or reporting obligations under Section 409A of the Code. No LTX-Credence Option or other LTX-Credence stock right (as defined in U.S. Treasury Department regulation 1.409A-1(l)) or other equity of LTX-Credence (y) has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option or rights, or (z) has been granted after December 31, 2004, with respect to any class of stock of the Company that is not “service recipient stock” (within the meaning of applicable regulations under Section 409A).

(j) Stock Option Grant Practices. LTX-Credence’s past and current stock option grant practices (i) complied and comply with all applicable LTX-Credence Share Plans, stock exchange rules and applicable Legal Requirements, (ii) have been fairly presented in accordance with GAAP in the LTX-Credence Financials, and (iii) have resulted only in exercise prices that are no less than the fair market value on the date that the grants were actually authorized under applicable Legal Requirements, in each case except for any such failures, individually or in the aggregate, that have not had and would not reasonably be expected to have a Material Adverse Effect on LTX-Credence and its Subsidiaries, taken as a whole. As of the date of this Agreement, LTX-Credence has no ongoing internal review of any past or current stock option practice, and LTX-Credence is not aware of the existence of any reports on any such reviews completed since August 1, 2008.

(k) Labor. Neither LTX-Credence nor any of its Subsidiaries is presently a party to, or bound by, any collective bargaining agreement, trade union agreement, works council, employee representative agreement, union contract, or information or consultation agreement, other than national or industry-wide agreements, with respect to employees and no collective bargaining agreement is being negotiated by LTX-Credence or any of its Subsidiaries. To the Knowledge of LTX-Credence, there are no activities or proceedings of any labor union to organize any employees of LTX-Credence or any of its Subsidiaries. There is no labor dispute, strike or work stoppage against LTX-Credence or any of its Subsidiaries pending or, to the Knowledge of LTX-Credence, threatened or reasonably anticipated which would reasonably be expected to materially interfere with the business activities of LTX-Credence and its Subsidiaries, taken as a whole. None of LTX-Credence, any of its Subsidiaries or any of their respective representatives or employees has committed any unfair labor practice in connection with the operation of the respective businesses of LTX-Credence or any of its Subsidiaries, except, individually or in the aggregate, as has not had and would not reasonably be expected to have a Material Adverse Effect on LTX-Credence and its Subsidiaries, taken as a whole. There are no actions, suits, claims, labor disputes or grievances pending, or, to the Knowledge of LTX-Credence, threatened or reasonably anticipated relating to any labor, safety or discrimination matters involving any employee, including charges of unfair labor practices or discrimination complaints, which, if adversely determined, would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on LTX-Credence and its Subsidiaries, taken as a whole. Neither LTX-Credence nor any of its Subsidiaries have incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act or any similar state or local law which remains unsatisfied that is material to LTX-Credence and its Subsidiaries, taken as a whole.

(l) Employment Matters. LTX-Credence is in compliance with all applicable foreign, federal, state and local laws, rules and regulations respecting employment (including but not limited to the classification of any Person as an employee or independent contractor), employment practices, terms and conditions of employment and wages and hours, in each case, with respect to employees, except, individually or in the aggregate, as has not had and would not reasonably be expected to have a Material Adverse Effect on LTX-Credence and its Subsidiaries, taken as a whole.

(m) International Employee Matters.

(i) With respect to each LTX-Credence Benefit Plan that is maintained outside the jurisdiction of the United States or primarily covers LTX-Credence Employees residing or working outside the United States (a “LTX-Credence International Plan”), (A) the LTX-Credence International Plan has been established, maintained and administered in all material respects in compliance with its terms and all applicable Legal Requirements, (B) all contributions and expenses that are required to be made have been made or properly accrued, (C) with respect to any such LTX-Credence International Plan that is intended to be eligible to receive favorable tax treatment under the Legal Requirements applying to such LTX-Credence International Plan, all requirements necessary to obtain such favorable tax treatment have been satisfied, and (D) the LTX-Credence International Plan has no unfunded liabilities that, as of the Effective Time, will not be offset by insurance or otherwise be fully accounted for on a basis which complies with International Accounting Standard 19 (IAS 19) (whether or not IAS 19 applies to LTX-Credence or, if relevant, any of its Subsidiaries). No promise has been made to any LTX-Credence Employee residing or working outside the United States that his or her defined contribution benefits under any funded LTX-Credence International Plan will at any point in the future equate to or not be less than any particular amount.

(ii) There is no term of employment for any LTX-Credence Employee residing or working outside the United States providing that the consummation of the transactions contemplated by this Agreement shall entitle such LTX-Credence Employee (A) to treat the change of control as a breach of any contract, (B) to any payment, benefit or change of terms of employment (whether or not conditioned upon the occurrence of any other event) or (C) to treat himself or herself as redundant or released from any obligation to his or her employer.

2.13 Title to Properties.

(a) Leases. Section 2.13(a) of the LTX-Credence Disclosure Schedule sets forth a list of all real property leases or other agreements for the occupancy of real property to which LTX-Credence or any of its Subsidiaries is a party or by which any of them is bound as of the date hereof, and all amendments, guaranties and modifications thereof (each, a “LTX-Credence Lease”). Except as set forth in the LTX-Credence Leases, no party has a right to occupy any of the premises subject to an LTX-Credence Lease (“LTX-Credence Leased Property”) except for LTX-Credence or its Subsidiaries. LTX-Credence has made available to Verigy a true and complete copy of leases for all material LTX-Credence Leased Property. All such LTX-Credence Leases are valid and in full force and effect against LTX-Credence or any Subsidiary of LTX-Credence party thereto and, to the Knowledge of LTX-Credence, each other party thereto, except that such enforceability (i) may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally and (ii) is subject to general principles of equity, and, with respect to LTX-Credence or any of its Subsidiaries, under any of such leases, no rental payments are past due and there is no existing default or event of default (or event which with notice or lapse of time, or both, would constitute a default), except, individually or in the aggregate, as has not had and would not reasonably be expected to have a Material Adverse Effect on LTX-Credence and its Subsidiaries, taken as a whole.

(b) Properties. Section 2.13(b) of the LTX-Credence Disclosure Schedule sets forth a list of all real property owned by LTX-Credence or any of its Subsidiaries (the “LTX-Credence Owned Property” and collectively with LTX-Credence Leased Property, the “LTX-Credence Real Property”). With respect to LTX-Credence Owned Property, LTX-Credence has made available to Verigy copies of the deeds and other instruments (as recorded) by which LTX-Credence or any of its Subsidiaries acquired such parcel of property, and copies of all title insurance policies, opinions, abstracts and surveys in the possession of LTX-Credence or any of its Subsidiaries relating thereto. There are no pending or, to the Knowledge of LTX-Credence, threatened condemnation or eminent domain actions or proceedings, or any special assessments or other activities of any public or quasi-public body that are reasonably likely to materially adversely affect LTX-Credence’s title to LTX-Credence Real Property. To the Knowledge of LTX-Credence, there are no facts or conditions which would, in the aggregate, reasonably be expected to have a material and adverse effect on the transferability, financability, ownership, leasing, use, development, occupancy or operation of any LTX-Credence Real Property. Neither LTX-Credence nor any Subsidiary has received any written notice from any insurance company of any defects or inadequacies in any LTX-Credence Real Property or any part thereof which would reasonably be expected to materially and adversely affect the insurability of such property or the premiums for the insurance thereof, nor has any written notice been given by any insurer of any such property requesting the performance of any repairs, alterations or other work with which compliance has not been made. There are no leases, subleases, licenses or agreements, written or oral, granting to any party or parties (other than LTX-Credence or any of its Subsidiaries) the right of use or occupancy of any portion of the LTX-Credence Real Property. There are no outstanding options or rights of first refusal to purchase the LTX-Credence Real Property or any portion thereof or interest therein.

(c) Valid Title. LTX-Credence and each of its Subsidiaries has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its tangible properties and assets, real, personal and mixed, used or held for use in its business that are material to LTX-Credence and its Subsidiaries, taken as a whole, free and clear of any Liens, except for, (i) Liens imposed by law in respect of obligations not yet due which are owed in respect of Taxes, (ii) Liens which are not material in character, amount or extent, and which do not materially detract from the value, or materially interfere with the present use, of the property subject thereto or affected thereby, (iii) statutory or common law landlord Liens or (iv) Liens upon the underlying fee interest of LTX-Credence Leased Property.

2.14 Environmental Matters.

(a) For purposes of this Agreement, the following terms have the meanings provided below.

(i) “Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, or disposing into the Environment (including the abandonment or discarding of barrels, containers, and other closed receptacles containing any Hazardous Materials).

(ii) “Environment” means any surface water, ground water, drinking water supply, land surface or subsurface strata, or indoor or outdoor air.

(iii) “Environmental Law” means any Legal Requirement or Permit relating to the Environment, occupational health and safety, or exposure of persons or property to Hazardous Materials, including any statute, regulation, administrative decision or order pertaining to: (A) the presence of or the treatment, storage, disposal, generation, transportation, handling, distribution, manufacture, processing, use, import, export, labeling, recycling, registration, investigation or remediation of Hazardous Materials or documentation related to the foregoing; (B) air, water and noise pollution; (C) groundwater and soil contamination; (D) the Release, threatened Release, or accidental Release into the Environment, the workplace or other areas of Hazardous Materials, including emissions, discharges, injections, spills, escapes or dumping of Hazardous Materials; (E) transfer of interests in, or control of, real property which may be contaminated; (F) right-to-know disclosures with respect to Hazardous Materials; (G) the protection of wild life, marine life and wetlands, and endangered and threatened species; (H) storage tanks, vessels, containers, abandoned or discarded barrels and other closed receptacles; and (I) health and safety of employees and other persons.

(b) Except, individually or in the aggregate, as has not had and would not reasonably be expected to have a Material Adverse Effect on LTX-Credence and its Subsidiaries, taken as a whole, no amount of any substance, emission, or waste that has been designated by any Governmental Entity or by any applicable Environmental Law as radioactive, toxic, hazardous, biohazardous, or a danger to health, reproduction or the environment, or a pollutant or contaminant, including PCBs, friable asbestos, petroleum, urea-formaldehyde, oil, petroleum and petroleum products (including fractions thereof), including substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a solid or hazardous waste pursuant to the Resource Conservation and Recovery Act of 1976, as amended, or pursuant to analogous state Legal Requirements or regulations, but excluding office and janitorial supplies properly and safely maintained (a “Hazardous Material”) is present as a result of the actions of LTX-Credence or any of its Subsidiaries, or, to the Knowledge of LTX-Credence, as a result of any actions of any third party or otherwise, in, on or under any real property, including the land and the improvements, ground water and surface water thereof, that LTX-Credence or any of its Subsidiaries currently owns, operates, occupies or leases. Neither LTX-Credence nor any Subsidiary has any liabilities or obligations arising from the Release of any Hazardous Materials into the Environment, except for such liabilities or obligations, individually or in the aggregate, as have not had and would not reasonably be expected to have a Material Adverse Effect on LTX-Credence and its Subsidiaries, taken as a whole.

(c) Except, individually or in the aggregate, as has not had and would not reasonably be expected to have a Material Adverse Effect on LTX-Credence and its Subsidiaries, taken as a whole, LTX-Credence and its Subsidiaries are in compliance with and have at all times during the past five years complied with applicable Environmental Laws.

(d) LTX-Credence and its Subsidiaries hold all Permits issued under or pursuant to Environmental Laws that are required for the operation of the business of LTX-Credence and its Subsidiaries as currently conducted, except for such Permits the absence of which, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on LTX-Credence and its Subsidiaries, taken as a whole (“LTX-Credence Environmental Permits”). No suspension or cancellation of any of the LTX-Credence Environmental Permits is pending or, to the Knowledge of LTX-Credence, threatened. LTX-Credence and its Subsidiaries are in compliance in all material respects with the terms of the LTX-Credence Environmental Permits.

(e) Except, individually or in the aggregate, as has not had and would not reasonably be expected to have a Material Adverse Effect on LTX-Credence and its Subsidiaries, taken as a whole, no civil or criminal litigation, action, order, written notice of violation or claim or, to the Knowledge of LTX-Credence, investigation, inquiry, information request or proceeding is pending or, to LTX-Credence’s Knowledge, threatened against LTX-Credence or any of its Subsidiaries arising out of Environmental Laws.

(f) Except, individually or in the aggregate, as has not had and would not reasonably be expected to have a Material Adverse Effect on LTX-Credence and its Subsidiaries, taken as a whole, neither LTX-Credence nor any of its Subsidiaries has entered into any agreement that may require it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other party with respect to liabilities arising out of any Environmental Laws.

(g) LTX-Credence and its Subsidiaries are in compliance in all material respects with the European Directive 2002/96/EC on waste electrical and electronic equipment and European Directive 2002/95/EC on the restriction of the use of certain hazardous substances in electrical and electronic equipment, and their respective implementing Legal Requirements.

(h) LTX-Credence and its Subsidiaries have made available to Verigy all material environmental site assessments and audit reports prepared within the last five years and in their possession, custody or control relating to premises currently or previously owned or operated by LTX-Credence or any Subsidiary.

(i) Except, individually or in the aggregate, as has not had and would not reasonably be expected to have a Material Adverse Effect on LTX-Credence and its Subsidiaries, taken as a whole, neither LTX-Credence nor any of its Subsidiaries have any liability or obligation arising under any Environmental Law, whether arising under theories of contract, tort, negligence, successor or enterprise liability, strict liability, or other legal or equitable theory, including (i) any failure to comply with applicable Environmental Laws and (ii) any liabilities or obligations arising from the presence of, Release or threatened Release of, or exposure of persons or property to, Hazardous Materials (collectively, “Environmental Matters”).

(j) Except, individually or in the aggregate, as has not had and would not reasonably be expected to have a Material Adverse Effect on LTX-Credence and its Subsidiaries, taken as a whole, no underground storage tanks are present in, on or under any real property, including the land and the improvements thereof, that LTX-Credence or any Subsidiary has at any time owned, operated, occupied or leased.

2.15 Contracts.

(a) Material Contracts. For purposes of this Agreement, “LTX-Credence Material Contract” shall mean:

(i) any “material contracts” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to LTX-Credence or its Subsidiaries;

(ii) any severance or consulting Contract or any written employment agreement providing for a guaranteed minimum term of employment (excluding, for this purpose, any offer letters entered into in the ordinary course of business consistent with past practice with employees who are terminable “at will”), in each case, under which LTX-Credence or any of its Subsidiaries may have continuing obligations as of the date hereof, with (A) any current or former executive officer or other employee of LTX-Credence who earned or is expected to earn an annual base salary in excess of $300,000 during the fiscal year ended July 31, 2010 or the fiscal year ending July 31, 2011 or (B) any member of LTX-Credence’s Board of Directors;

(iii) any Contract or plan, including any stock plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement (either alone or upon the occurrence of any additional or subsequent events) or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

(iv) any collective bargaining agreement, trade union agreement, work council agreement, employee representative agreement or union contract;

(v) any agreement of indemnification or any guaranty under which LTX-Credence or any of its Subsidiaries has continuing obligations as of the date hereof, other than any agreement of indemnification entered into in connection with the sale or license of LTX-Credence Products in the ordinary course of business or any indemnification obligations contained in any LTX-Credence Lease;

(vi) any Contract containing any covenant (A) limiting the right of LTX-Credence or any of its Subsidiaries to engage in any material line of business, to make use of any material Intellectual Property or to compete with any Person in any material line of business or geographic area, (B) granting exclusive rights, or (C) otherwise prohibiting LTX-Credence or its Subsidiaries from selling, distributing or manufacturing any material products or services or purchasing or otherwise obtaining any material software, components, parts or subassemblies in any material respect;

(vii) any Contract relating to the disposition or acquisition by LTX-Credence or any of its Subsidiaries after the date of this Agreement of a material amount of assets not in the ordinary course of business;

(viii) any Contract governing the terms of any material ownership or investments of LTX-Credence or any of its Subsidiaries in any other Person or business enterprise other than LTX-Credence’s Subsidiaries (other than short-term, liquid investments), or any Contract pursuant to which LTX-Credence or its Subsidiaries has any material obligation or commitment (whether conditional or otherwise) to make any investment or acquire any ownership interest in any other Person or business enterprise other than LTX-Credence’s Subsidiaries;

(ix) any material dealer, distributor, joint marketing or development agreement under which LTX-Credence or any of its Subsidiaries have continuing material obligations to jointly market any product, technology or service and which may not be canceled without penalty upon notice of 90 days or less, or any agreement pursuant to which LTX-Credence or any of its Subsidiaries have continuing obligations to jointly develop any material Intellectual Property that will not be wholly owned by LTX-Credence or any of its Subsidiaries and which may not be terminated without penalty upon notice of 90 days or less;

(x) any material Contract to license any third party to manufacture or reproduce any LTX-Credence Products or any Contract to sell or distribute any of such LTX-Credence Products, except agreements with distributors or sales representatives in the ordinary course of business consistent with past practice and terminable without penalty upon notice of 90 days or less and substantially in the form previously provided to Verigy;

(xi) any Contract containing any support, maintenance or service obligation on the part of LTX-Credence or any of its Subsidiaries, which represents a value or liability in excess of $1,000,000 on an annual basis, other than (A) those obligations that are terminable by LTX-Credence or any of its Subsidiaries on no more than 60 days notice without liability or financial obligation to LTX-Credence or its Subsidiaries or (B) purchase orders with end-user customers entered into in the ordinary course of business consistent with past practice or (C) customary repair and maintenance obligations contained in any LTX-Credence Lease;

(xii) any Contract for capital expenditures or the acquisition or construction of fixed assets which requires aggregate future payments in excess of $1,500,000;

(xiii) any dispute settlement agreement with continuing material obligations thereunder entered into within five years prior to the date of this Agreement;

(xiv) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit, other than (A) accounts receivables and payables and (B) loans to direct or indirect wholly-owned Subsidiaries, in each case in the ordinary course of business; or

(xv) any Contract the termination or breach of which, or the failure to obtain consent in respect of which, would reasonably be expected to have a Material Adverse Effect on LTX-Credence and its Subsidiaries, taken as a whole.

(b) Schedule. Section 2.15(b) of the LTX-Credence Disclosure Schedule sets forth a list of all LTX-Credence Material Contracts to which LTX-Credence or any of its Subsidiaries is a party or is bound by as of the date hereof and which are described in Sections 2.15(a)(i) through 2.15(a)(xv) hereof other than those listed as an exhibit to LTX-Credence’s most recent Annual Report on Form 10-K and other than the LTX-Credence Benefit Plans and LTX-Credence Employment Agreements disclosed in Section 2.12(b) of the LTX-Credence Disclosure Schedule.

(c) No Breach. Each LTX-Credence Material Contract is in full force and effect except to the extent it has expired since the date hereof in accordance with its terms, and except as enforceability (i) may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally and (ii) is subject to general principles of equity. Neither LTX-Credence nor any of its Subsidiaries is in violation of any provision of, or has failed to perform any act which, with or without notice, lapse of time or both would constitute a default under the provisions of, any LTX-Credence Material Contract, and neither LTX-Credence nor any of its Subsidiaries has received written notice that it has breached, violated or defaulted under, any of the terms or conditions of any LTX-Credence Material Contract, in each case in such a manner as would permit any other party to cancel or terminate any such LTX-Credence Material Contract, or would permit any other party to seek damages or other remedies, for any or all of such breaches, violations or defaults, except, individually or in the aggregate, as has not had and would not reasonably be expected to have a Material Adverse Effect on LTX-Credence and its Subsidiaries, taken as a whole. To the Knowledge of LTX-Credence, no third party has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both would constitute a material default under the provisions of, any LTX-Credence Material Contract.

2.16 Insurance. LTX-Credence maintains insurance policies covering LTX-Credence, its Subsidiaries and their respective employees, properties or assets, including policies of property, fire, workers’ compensation, products liability, directors’ and officers’ liability and other casualty and liability insurance, against such losses and risks and in such amounts as are customary for the businesses in which LTX-Credence and its Subsidiaries are currently engaged. As of the date hereof, such policies are in full force and effect, no notice of cancellation has been received, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder, except, individually or in the aggregate, as has not had and would not reasonably be expected to have a Material Adverse Effect on LTX-Credence and its Subsidiaries, taken as a whole.

2.17 Board Approval. The Board of Directors of LTX-Credence has, by resolutions duly adopted by unanimous vote at a meeting of all directors duly called and held and not subsequently rescinded or modified in any way prior to the date hereof (the “LTX-Credence Board Approval”), (a) determined that the Holdco LTX-Credence Merger and the LTD LTX-Credence Merger are fair to, and in the best interests of, LTX-Credence and its shareholders and declared this Agreement and the Holdco LTX-Credence Merger and the LTD LTX-Credence Merger, as applicable, to be advisable, (b) approved this Agreement and the transactions contemplated hereby, including consummation of the Holdco LTX-Credence Merger or the LTD LTX-Credence Merger, as applicable, (c) recommended that the shareholders of LTX-Credence approve this Agreement, and (d) subject to Sections 5.2 and 5.3, directed that the approval of this Agreement be submitted to LTX-Credence’s shareholders at the Shareholders’ Meeting of LTX-Credence.

2.18 Opinion of Financial Advisor. LTX-Credence’s Board of Directors has received a written opinion from JPMorgan, dated as of November 17, 2010, to the effect that, as of such date, the Exchange Ratio is fair, from a financial point of view, to the holders of LTX-Credence Common Stock, other than LTX-Credence, Verigy or their respective subsidiaries. A signed copy of such opinion will be provided to Verigy as promptly as practicable following receipt thereof by LTX-Credence.

2.19 Chapter 110F Not Applicable. The Board of Directors of LTX-Credence has taken all necessary actions so that the restrictions contained in Chapters 110C, 110D and Section 1 of Chapter 110F (applicable to a “business combination,” as defined in Section 3 of Chapter

110F of the Massachusetts General Laws), of the Massachusetts General Laws shall not apply to the execution, delivery or performance of this Agreement or the consummation of the Holdco LTX-Credence Merger or the LTD LTX-Credence Merger, as applicable, or the other transactions contemplated by this Agreement.

2.20 Rights Plan. Neither LTX-Credence nor any of its Subsidiaries has in effect a shareholder rights plan or “poison pill.”

2.21 Shell Company Status. LTX-Credence is not a “shell company” as that term is defined in Rule 405 promulgated under the Securities Act.

2.22 No Other Representations and Warranties. Except for the representations and warranties contained in Article III, and any certificate delivered by any of the Verigy Parties in connection with Closing, LTX-Credence acknowledges and agrees that none of the Verigy Parties or any other Person on behalf of any of the Verigy Parties makes, nor has LTX-Credence relied upon or otherwise been induced by, any other express or implied representation or warranty with respect to any of the Verigy Parties or with respect to any other information provided to or made available to LTX-Credence in connection with the transactions contemplated hereunder. Except as provided in Section 5.11, none of the Verigy Parties nor any other Person will have or be subject to any liability or indemnification obligation to LTX-Credence or any other Person resulting from the distribution to LTX-Credence, or LTX-Credence’s use of, any such information, including any information, documents, projections, forecasts or other material made available to LTX-Credence in certain data rooms or management presentations in expectation of the transactions contemplated in this Agreement, unless any such information is expressly included in a representation or warranty contained in Article III or in the corresponding section of the Verigy Disclosure Schedule.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF

THE VERIGY PARTIES

Except as disclosed in the Verigy Designated SEC Reports or as set forth in the disclosure schedule delivered by the Verigy Parties to LTX-Credence dated as of the date hereof (the “Verigy Disclosure Schedule”), the Verigy Parties represent and warrant to LTX-Credence as follows:

3.1 Organization; Standing; Charter Documents; Subsidiaries.

(a) Organization; Standing and Power. Each of Verigy and Holdco is a public company limited by shares. Each of Verigy’s Subsidiaries is a corporation or other organization. Each of Verigy, Holdco and each of Verigy’s Subsidiaries (i) is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization (except to the extent such concepts are not recognized or applicable under the laws of the jurisdiction in which any such entity is organized), (ii) has the requisite corporate or other organizational power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary other than in such jurisdictions where the failure to be so organized, existing and in good standing or so qualified, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on Verigy and its Subsidiaries, taken as a whole.

(b) Charter Documents. Verigy has delivered or made available to LTX-Credence true and correct copies of (i) the memorandum and articles of association of Verigy, as amended to date (the “Verigy Charter Documents”), (ii) the memorandum and articles of association of Holdco, as amended to date (the “Holdco Charter Documents”), and (iii) the Subsidiary Charter Documents of each Significant Subsidiary of Verigy, and each such instrument is in full force and effect. Verigy is not in material violation of any of the provisions of the Verigy Charter Documents, Holdco is not in material violation of any of the provisions of the Holdco Charter Documents and each Subsidiary of Verigy is not in material violation of its respective Subsidiary Charter Documents.

(c) Minutes. Verigy has made available to LTX-Credence and its representatives true and complete copies of the minutes of all meetings of the shareholders, the Board of Directors and each committee of the Board of Directors of each of Verigy and Holdco held since November 1, 2008.

(d) Subsidiaries. Holdco has no Subsidiaries. Section 3.1(d) of the Verigy Disclosure Schedule lists each Subsidiary of Verigy and indicates each Significant Subsidiary of Verigy, identifying for all Subsidiaries the percentage of each Subsidiary’s outstanding capital stock owned by Verigy or another Subsidiary or affiliate of Verigy. All the outstanding shares of capital stock of, or other equity or voting interests in, each such Subsidiary have been duly authorized and validly issued and are fully paid and, where applicable as a legal concept, nonassessable and are owned by Verigy, a wholly-owned Subsidiary of Verigy, or Verigy and another wholly-owned Subsidiary of Verigy, free and clear of Liens, including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests, except for restrictions imposed by applicable securities laws. Other than the Subsidiaries of Verigy, Verigy does not own, directly or indirectly, any securities or capital stock of, or other equity or voting interests of any nature in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any other Person, excluding securities in any publicly traded company held for investment by Verigy and comprising less than one percent of the outstanding stock of such company.

3.2 Capital Structure.

(a) Capital Stock. At the close of business on the Reference Date, (i) 60,079,440 Verigy Ordinary Shares were issued and outstanding and (ii) 10,526,315 Verigy Ordinary Shares are issuable upon conversion of Verigy’s 5.25% Convertible Notes Due 2014 (the “Verigy Convertible Notes”). No Verigy Ordinary Shares are owned or held by any Subsidiary of Verigy. All of the outstanding Verigy Ordinary Shares are, and all Verigy Ordinary Shares which may be issued as contemplated or permitted by this Agreement will be, when issued, duly authorized and validly issued and fully paid and not subject to any preemptive rights.

(b) Verigy Restricted Shares and Verigy Restricted Share Units. As of the close of business on the Reference Date, there are no Verigy Restricted Shares outstanding. Section 3.2(b)(ii) of the Verigy Disclosure Schedule sets forth (A) the name of each holder of Verigy Restricted Share Units, (B) the number of Verigy Ordinary Shares subject to each Verigy Restricted Share Unit, (C) the date on which such Verigy Restricted Share Unit was granted, (D) the applicable vesting and settlement and/or delivery schedule for such Verigy Restricted Share Unit, any provisions for the acceleration of vesting and whether the vesting is time or performance based, and (E) the extent to which such Verigy Restricted Share Unit has vested or settled as of the Reference Date. There are no commitments or agreements to which Verigy is bound obligating Verigy to waive its right of repurchase or forfeiture with respect to any Verigy Restricted Shares or Verigy Restricted Share Unit as a result of the Merger (whether alone or upon the occurrence of any additional or subsequent events). For purposes of this Agreement, “Verigy Restricted Shares” shall mean Verigy Ordinary Shares that are unvested or subject to a Contract pursuant to which Verigy has the right or obligation to repurchase, redeem or otherwise reacquire such Verigy Ordinary Shares, including by forfeiture, and “Verigy Restricted Share Unit” shall mean all restricted share units and rights to receive Verigy Ordinary Shares or an amount in cash measured by the value of a number of Verigy Ordinary Shares.

(c) Stock Options. As of the close of business on the Reference Date: (i) 4,574,487 Verigy Ordinary Shares were subject to issuance pursuant to outstanding Verigy Options (as defined below) to purchase Verigy Ordinary Shares under the applicable Verigy Share Plans (as defined below) (equity or other equity-based awards, whether payable in cash, shares or otherwise, whether or not granted under or pursuant to the Verigy Share Plans, other than Verigy Restricted Shares or Verigy Restricted Share Units, are referred to in this Agreement as “Verigy Options”), and (ii) 4,890,409 Verigy Ordinary Shares are reserved for future issuance under the Verigy Share Plans, including 1,145,399 shares reserved for issuance under Verigy’s 2006 Employee Shares Purchase Plan. Section 2.4(c) of the Verigy Disclosure Schedule sets forth a complete and accurate list of all stock option plans or any other plan or agreement adopted by Verigy that provides for the issuance of equity to any Person (the “Verigy Share Plans”). Verigy has made available to LTX-Credence complete and accurate copies of all Verigy Share Plans and the forms of all award agreements evidencing outstanding awards under such plans. Verigy has made available to LTX-Credence a true and complete list of each Verigy Option outstanding as of the Reference Date, and (1) the particular Verigy Share Plan or other arrangement pursuant to which such Verigy Option was granted, (2) the name of the holder of such Verigy Option, (3) the number of Verigy Ordinary Shares subject to such Verigy Option, (4) the exercise price of such Verigy Option, (5) the date on which such Verigy Option was granted, (6) the applicable vesting schedule, and the extent to which such Verigy Option was vested and exercisable as of the Reference Date, (7) the date on which such Verigy Option expires and (8) whether such Verigy Option is intended to qualify as a nonstatutory stock option or an “incentive stock option” within the meaning of Section 422 of the Code. All Verigy Ordinary Shares subject to issuance under the applicable Verigy Benefit Plans, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issued, would be duly authorized, validly issued and fully paid. All grants of Verigy Options were validly issued and properly approved by the Board of Directors of Verigy (or a duly authorized committee or subcommittee thereof) in material compliance with all applicable Legal Requirements and recorded on the Verigy Financials in accordance with GAAP. As of the Reference Date, there are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights or equity based awards (whether payable in cash, shares or otherwise) with respect to Verigy other than as set forth in Sections 3.2(b) and (c).

(d) Other Securities. Except as otherwise set forth in this Section 3.2, as of the Reference Date, there are no securities, warrants, calls, rights or Contracts to which Verigy or any of its Subsidiaries is a party or by which any of them is bound obligating Verigy or any of its Subsidiaries to issue (including on a deferred basis), deliver or sell, or cause to be issued, delivered or sold, or otherwise granting Verigy or any of its Subsidiaries the right to have a third party issue, deliver or sell to Verigy or any of its Subsidiaries, additional shares of capital stock or other voting securities of Verigy or any of its Subsidiaries, or obligating Verigy or any of its Subsidiaries to issue, grant, extend or enter into any such security, warrant, call, right or Contract. All outstanding Verigy Ordinary Shares, all outstanding Verigy Options, all outstanding Verigy Restricted Shares, all outstanding Verigy Restricted Share Units, and all outstanding shares of capital stock of each Subsidiary of Verigy have been issued and granted in material compliance with (i) all applicable securities laws and all other applicable Legal Requirements and (ii) all requirements set forth in applicable Contracts. Except for Verigy Restricted Shares or shares subject to Verigy Restricted Share Units, as of the Reference Date, there are not any outstanding Contracts of Verigy or any of its Subsidiaries to (A) repurchase, redeem or otherwise acquire any shares of capital stock of, or other equity or voting interests in, Verigy or any of its Subsidiaries or (B) dispose of any shares of the capital stock of, or other equity or voting interests in, any of its Subsidiaries. Verigy and its Subsidiaries have not entered into any swaps, caps, collars, floors or other derivative contracts or securities relating to interest rates, equity securities, debt securities or commodities. Neither Verigy nor any of its Subsidiaries is a party to any voting agreements, irrevocable proxies, voting trusts, registration rights agreements or other voting arrangements with respect to shares of the capital stock of, or other equity or voting interests in, Verigy or any of its Subsidiaries.

(e) No Changes. Between the Reference Date and the date of this Agreement, there has been no change in (i) the outstanding share capital of Verigy, (ii) the number of Verigy Options outstanding, (iii) the number of Verigy Restricted Shares outstanding, (iv) the number of shares subject to Verigy Restricted Share Units or (v) the number of other options, warrants or other rights to purchase Verigy Ordinary Shares, other than pursuant to the exercise, vesting or settlement of Verigy Options, Verigy Restricted Shares or Verigy Restricted Share Units outstanding as of the Reference Date, issued pursuant to Verigy Share Plans, pursuant to the terms of such awards as in effect on the Reference Date.

(f) Merger Subs Capital Stock. The authorized capital stock of Merger Sub-1 consists of 1,000 shares of Merger Sub-1 Common Stock, of which 1,000 shares are issued and outstanding. The authorized capital stock of Merger Sub-2 consists of 1,000 shares of Merger Sub-2 Common Stock, of which 1,000 shares are issued and outstanding. Verigy is the sole shareholder of Merger Sub-1 and is the legal and beneficial owner of all 1,000 issued and outstanding shares. Holdco is the sole shareholder of Merger Sub-2 and is the legal and beneficial owner of all 1,000 issued and outstanding shares. Merger Sub-1 and Merger Sub-2 were each formed solely for purposes of effecting the transactions contemplated hereby. Except as contemplated by this Agreement, neither Merger Sub-1 nor Merger Sub-2 holds, nor has either of them held, any material assets or incurred any material liabilities nor has either of them carried on any business activities other than in connection with the transactions contemplated by this Agreement. All of the outstanding shares of capital stock of Merger Sub-1 and Merger Sub-2 have been duly authorized and validly issued, and are fully paid and nonassessable and not subject to any preemptive rights.

(g) Holdco Capital Stock. As of the close of business on the Reference Date, two Holdco Ordinary Shares were issued and outstanding and are held by Margo Smith and Robert Nikl as nominee shareholders (“Holdco Nominees”) for the benefit of Verigy. Holdco was acquired solely for purposes of effecting the transactions contemplated hereby. Except as contemplated by this Agreement, Holdco does not hold, nor has it held, any material asset or incurred any material liabilities nor has Holdco carried on any business activities other than in connection with the transactions contemplated by this Agreement. All of the outstanding Holdco Ordinary Shares are, and all Holdco Ordinary Shares which may be issued as contemplated or permitted by this Agreement will be, when issued, duly authorized and validly issued and fully paid and not subject to any preemptive rights. No Holdco Ordinary Shares are unvested and no Person holds any rights to receive any Holdco Ordinary Shares or an amount in cash measured by the value of a number of Holdco Ordinary Shares.

3.3 Authority; Non-Contravention; Necessary Consents.

(a) Authority. Each of the Verigy Parties has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Verigy Parties and the consummation by the Verigy Parties of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Verigy Parties and no other corporate proceedings on the part of the Verigy Parties are necessary to authorize the execution and delivery of this Agreement or to consummate the Holdco LTX-Credence Merger or the LTD LTX-Credence Merger and the other transactions contemplated hereby, subject to the following:

(i) if the Holdco LTX-Credence Merger is effected, the approval of this Agreement by the Holdco Nominees, as the sole shareholders of Holdco, and Holdco as the sole shareholder of Merger Sub-2 (in each case, which shall occur promptly after the execution and delivery of this Agreement), and the approval of (A) the Holdco Reorganization and (B) the Share Issuance, in each case by the affirmative votes representing the requisite number of holders of Verigy Ordinary Shares voting on a poll at the general meeting of Verigy (the “Shareholders’ Meeting of Verigy”), as more particularly described as follows:

(1) the affirmative vote of a majority in number representing not less than 75% in value of the holders of Verigy Ordinary Shares, which are entitled to one (1) vote per share, present or represented and entitled to vote on a poll on the Holdco Reorganization at the Shareholders’ Meeting of Verigy is the only vote of the holders of any class or series of Verigy shares or other securities necessary to approve the Holdco Reorganization; and

(2) the affirmative vote of a majority in number of holders of Verigy Ordinary Shares, which are entitled to one (1) vote per share, present or represented and entitled to vote on a poll on the Share Issuance at the Shareholders’ Meeting of Verigy is the only vote of the holders of any class or series of Verigy shares or other securities necessary to approve the Share Issuance.

(ii) if the LTD LTX-Credence Merger is effected, the approval of this Agreement by Verigy as the sole shareholder of Merger Sub-1 (which shall occur promptly after the execution and delivery of this Agreement), and the approval of (A) the Share Issuance and (B) the amendment to the Verigy Charter Documents in the form attached hereto as Exhibit D (with such changes as may be mutually and reasonably agreed upon by Verigy and LTX-Credence, the “Charter Amendment”) by the affirmative votes representing the requisite number of holders of Verigy Ordinary Shares voting on a poll at the Shareholders’ Meeting of Verigy, as more particularly described as follows:

(1) the affirmative vote of holders of not less than majority in number of Verigy Ordinary Shares, which are entitled to one (1) vote per share, present or represented and entitled to vote on a poll on the Share Issuance at the Shareholders’ Meeting of Verigy is the only vote of the holders of any class or series of Verigy shares or other securities necessary to approve the Share Issuance; and

(2) the affirmative vote of holders of not less than 75% of the number of Verigy Ordinary Shares, which are entitled to one (1) vote per share, present or represented and voting on the Charter Amendment at the Shareholders’ Meeting of Verigy is the only vote of the holders of any class or series of Verigy shares or other securities necessary to approve the Charter Amendment.

There are no bonds, debentures, notes or other indebtedness of Verigy or Holdco having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of Verigy or Holdco may vote. This Agreement has been duly executed and delivered by each of the Verigy Parties and, assuming due execution and delivery by LTX-Credence, constitutes a valid and binding obligation of each of the Verigy Parties, enforceable against each of the Verigy Parties in accordance with its terms, except that such enforceability (A) may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally and (B) is subject to general principles of equity.

(b) Non–Contravention. The execution and delivery of this Agreement by the Verigy Parties do not, and performance of this Agreement and consummation of the transactions contemplated by this Agreement by the Verigy Parties will not: (i) conflict with or violate any provision of any of the Verigy Charter Documents, the Holdco Charter Documents, any Subsidiary Charter Documents of any Subsidiary of Verigy or the articles of organization, bylaws or comparable organizational documents of Merger Sub-1 or Merger Sub-2, (ii) subject to the approvals contemplated in Section 5.2 and compliance with the requirements set forth in or disclosed pursuant to Sections 3.3(a) and 3.3(c), conflict with or violate any material Legal Requirement applicable to any of the Verigy Parties or any of Verigy’s other Subsidiaries or by which any of the Verigy Parties or any of Verigy’s other Subsidiaries or any of their respective properties is bound or affected, or (iii) subject to providing the notices and obtaining the consents set forth in Section 3.3(c) of the Verigy Disclosure Schedule, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair any Verigy Party’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets of any Verigy Party or any of their respective Subsidiaries pursuant to, any Contract (to which any Verigy Party or any of their respective Subsidiaries is a party or by which any Verigy Party or any of their respective Subsidiaries or its or any of their respective properties is bound or affected), except, in the case of clauses (ii) and (iii) above, for any such conflicts, breaches, defaults, impairments, alterations, rights of termination, amendments, acceleration or cancellation, Liens or violations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on Verigy and its Subsidiaries, taken as a whole.

(c) Necessary Consents. No consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity is required to be obtained or made by Verigy or Holdco in connection with the execution and delivery of this Agreement or the consummation of the Holdco LTX-Credence Merger or the LTD LTX-Credence Merger, as applicable, and other transactions contemplated hereby, except for (i) the filing of the Articles of Merger with the Secretary of State of the Commonwealth of Massachusetts, (ii) the filing of the Proxy Statement/Prospectus with the SEC in accordance with the Exchange Act, and the effectiveness of the Registration Statement in accordance with the Securities Act, (iii) the filing of such reports, schedules or materials under Section 13 or Rule 14a-12 under the Exchange Act and materials under Rule 165 and Rule 145 under the Securities Act as may be required in connection with this Agreement and the transactions contemplated hereby and thereby, (iv) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under the HSR Act, and the comparable laws of any foreign country reasonably determined by the parties to be required, (v) the consents listed on Section 3.3(c) of the Verigy Disclosure Schedule, (vi) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities or “blue sky” laws and the securities laws of any foreign country, (vii) if the Holdco Reorganization is effected, the orders of the High Court of the Republic of Singapore approving the Holdco Reorganization and the lodgment of said court order (and such other information as may be required) with the Accounting and Corporate Regulatory Authority of Singapore in accordance with Section 210 of the Companies Act (Chapter 50 of Singapore), and (viii) such other consents, clearances, authorizations, filings, approvals, orders, declarations and registrations with respect to any Governmental Entity the failure of which to obtain would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Verigy and its Subsidiaries, taken as a whole. The consents, approvals, orders, authorizations, registrations, declarations and filings set forth in (i) through (vi) are referred to herein as the “Verigy Necessary Consents” and together with the LTX-Credence Necessary Consents are referred to as the “Necessary Consents.”

3.4 SEC Filings; Financial Statements.

(a) SEC Filings. Verigy has filed all required registration statements, prospectuses, reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated by reference) required to be filed by it with the SEC since November 1, 2008. Verigy has made available to LTX-Credence all such registration statements, prospectuses, reports, schedules, forms, statements and other documents in the form filed with the SEC that are not publicly available through the SEC’s EDGAR database. All such required registration statements, prospectuses, reports, schedules, forms, statements and other documents are referred to herein as the “Verigy SEC Reports.” As of their respective dates, the Verigy SEC Reports complied as to form in all material respects with the requirements of the Securities Act, or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Verigy SEC Reports. All Verigy SEC Reports (x) were or will be filed on a timely basis, (y) at the time filed, were or will be prepared in compliance in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Verigy SEC Reports, and (z) did not or will not at the time they were filed or are filed contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of Verigy’s Subsidiaries is subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act. Verigy has heretofore made available to LTX-Credence correct and complete copies of all material correspondence with the SEC occurring since November 1, 2008 that is not publicly available through the SEC’s EDGAR database. As of the date hereof, there are no unresolved comments issued by the staff of the SEC with respect to any of the Verigy SEC Reports.

(b) Financial Statements. Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Verigy SEC Reports (as amended), including any Verigy SEC Reports filed after the date hereof until the Closing (the “Verigy Financials”), as of their respective dates: (i) complied or when filed will comply as to form in all material respects with the published rules and regulations of the SEC with respect thereto as in effect as of the time of filing, (ii) was or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q, 8-K or any successor forms under the Exchange Act), and (iii) fairly presented or will fairly present, in all material respects, the consolidated financial position of Verigy and its consolidated Subsidiaries as at the respective dates thereof and the consolidated results of Verigy’s operations and cash flows for the periods indicated (subject, in the case of unaudited statements, to normal year-end audit adjustments, as permitted by GAAP and the applicable rules and regulations promulgated by the SEC which were not, or are not expected to be, material in amount or effect). The balance sheet of Verigy as of July 31, 2010, contained in the Verigy SEC Reports is hereinafter referred to as the “Verigy Balance Sheet.” Neither Verigy nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S K promulgated by the SEC).

(c) No Undisclosed Liabilities. There are no liabilities of Verigy or its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined or otherwise, other than:

(i) liabilities disclosed or provided for in the Verigy Balance Sheet or in the notes thereto;

(ii) liabilities incurred in the ordinary course of business since the date of the Verigy Balance Sheet;

(iii) liabilities arising, or expressly permitted to be incurred, under this Agreement;

(iv) liabilities which, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on Verigy and its Subsidiaries, taken as a whole; and

(v) liabilities that have been disclosed in Section 3.4(c) of the Verigy Disclosure Schedule.

(d) Internal Controls and Procedures. Verigy has established and maintains disclosure controls and procedures and internal control over financial reporting, as such terms are defined in, and as required by, Rules 13a-15 and 15d-15 under the Exchange Act. Verigy’s disclosure controls and procedures are designed to ensure that all material information required to be disclosed by Verigy in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Verigy’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The principal executive officer and principal financial officer of Verigy have made all certifications required by the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC. Verigy and each of its Subsidiaries has established and maintains a system of internal control over financial reporting, which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements (including the Verigy Financials) for external purposes in accordance with GAAP, including policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Verigy and its Subsidiaries, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Verigy and its Subsidiaries are being made only in accordance with authorizations of management and the Board of Directors of Verigy, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Verigy’s assets that could have a material effect on the financial statements of Verigy and its Subsidiaries. To the Knowledge of Verigy, since the date of Verigy’s most recent periodic report filed with the SEC, neither Verigy nor any of its Subsidiaries (including any Verigy Employee), nor Verigy’s independent auditors, has identified or been made aware of (A) any significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by Verigy and its Subsidiaries, (B) any fraud, whether or not material, that involves Verigy’s management or other Verigy Employees, or (C) any claim or allegation regarding any of the foregoing. In connection with the periods covered by the Verigy Financials filed prior to the date of this Agreement, Verigy has disclosed to LTX-Credence (I) all deficiencies and weaknesses identified in writing by Verigy or Verigy’s independent auditors (whether current or former) in the design or operation of internal controls over financial reporting utilized by Verigy and its Subsidiaries and (II) any fraud, whether or not material, that involves Verigy’s management or other Verigy Employees, or any claim or allegation regarding the foregoing.

(e) Sarbanes-Oxley Act; Nasdaq. Verigy is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of Nasdaq.

(f) Independent Auditors. PricewaterhouseCoopers LLP, Verigy’s current auditors, are and have been at all times since their engagement by Verigy (i) “independent” with respect to Verigy within the meaning of Regulation S-X and (ii) in compliance with subsections (g) through (l) of Section 10A of the Exchange Act (to the extent applicable) and the related rules of the SEC and the Public Company Accounting Oversight Board.

3.5 Absence of Certain Changes or Events. Since the date of the Verigy Balance Sheet through the date hereof, Verigy and its Subsidiaries have conducted their respective businesses in the ordinary course of business consistent with past practice and, since such date, there has not (i) occurred any Effect that has had or would be reasonably expected to have a Material Adverse Effect on Verigy and its Subsidiaries, taken as a whole; or (ii) been any other action taken by Verigy or event that would have required the consent of LTX-Credence pursuant to Section 4.2 of this Agreement had such action or event occurred after the date of this Agreement.

3.6 Taxes.

(a) Verigy and each of its Subsidiaries have properly filed on a timely basis all material Tax Returns that they were required to file, and all such Tax Returns were true, correct and complete in all material respects. Each of Verigy and its Subsidiaries has paid on a timely basis all material Taxes that were due and payable. The most recent financial statements contained in the Verigy SEC Reports reflect an adequate reserve (in accordance with GAAP) for all material Taxes payable by Verigy and its Subsidiaries through the date of such financial statements and all unpaid Taxes of Verigy and each of its Subsidiaries for all tax periods commencing after the date of such financial statements arose in the ordinary course of business consistent with past practice. No material deficiencies for any Taxes have been asserted or assessed, or to the Knowledge of Verigy, proposed, against Verigy or any of its Subsidiaries, nor has Verigy or any of its Subsidiaries executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any material Tax which waiver or extension remains in effect.

(b) Verigy and each of its Subsidiaries have timely paid or withheld with respect to their employees (and paid over any amounts withheld to the appropriate Taxing authority to the extent due) all foreign, federal and state income taxes, Federal Insurance Contribution Act, Federal Unemployment Tax Act and other similar Taxes required to be paid or withheld and material to Verigy and its Subsidiaries taken as a whole.

(c) No audit or other examination of any material Tax Return of Verigy or any of its Subsidiaries is in progress as of the date hereof, nor has Verigy or any of its Subsidiaries been notified in writing as of the date hereof of any request for such an audit or other examination.

(d) Verigy has made available (for this purpose in the Verigy electronic data room or otherwise) to LTX-Credence copies of all material Tax Returns for Verigy and each of its Subsidiaries filed for all periods beginning November 1, 2007 or later.

(e) Neither Verigy nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (A) in the two years prior to the date of this Agreement or (B) in a distribution which otherwise constitutes part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the Holdco LTX-Credence Merger or the LTD LTX-Credence Merger, as applicable.

(f) Neither Verigy nor any of its Subsidiaries has engaged in a “reportable transaction,” as set forth in Treasury Regulations section 1.6011-4(b), or any transaction that is the same as or substantially similar to one of the types of transactions that the Internal Revenue Service has determined to be a tax avoidance transaction and identified by notice, regulation or other form of published guidance as a “listed transaction,” as set forth in Treasury Regulations section 1.6011-4(b)(2).

(g) Neither Verigy nor any of its Subsidiaries has taken any action or has failed to take any action or has Knowledge of any fact, agreement, plan or other circumstance that (i) if the Holdco Reorganization does not occur, would cause the LTD LTX-Credence Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code or to be subject to tax as a result of the application of Section 367(a) of the Code, or (ii) if the Holdco Reorganization occurs, would cause the Holdco LTX-Credence Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code or the Combined Transaction to fail to qualify as an exchange governed by Section 351 of the Code, or the Holdco LTX-Credence Merger or the Combined Transaction to be subject to tax as a result of the application of Section 367(a) of the Code.

(h) There is no contract, agreement, plan or arrangement to which Verigy or any of its Subsidiaries is a party, including the provisions of this Agreement, covering any employee, consultant or director of Verigy or any of its Subsidiaries, which, individually or collectively, would reasonably be expected to give rise to the payment of any amount that would not be deductible pursuant to Sections 404 or 162(m) of the Code.

(i) Neither Verigy nor any of its Subsidiaries (A) has any actual or potential liability under Treasury Regulations section 1.1502-6 (or any comparable or similar provision of federal, state, local or foreign law), as a transferee or successor, pursuant to any contractual obligation, or otherwise for any Taxes of any Person other than Verigy or any of its Subsidiaries, or (B) is a party to or bound by any Tax indemnity, Tax sharing, Tax allocation or similar agreement.

(j) Neither Verigy nor any of its Subsidiaries has made any payments, is obligated to make any payments, or is a party to any Contract that could obligate it or its successor to make any payments that may be treated as an “excess parachute payment” under Section 280G of the Code, determined without regard to Section 280G(b)(4)(B) of the Code.

3.7 Intellectual Property.

(a) Definitions. For the purposes of this Agreement, the following terms have the following meanings:

(i) “Verigy IP” shall mean any Intellectual Property owned by Verigy or any of its Subsidiaries and material to the conduct of the business of Verigy and its Subsidiaries, taken as a whole.

(ii) “Verigy IP Contract” shall mean any Contract to which Verigy or any of its Subsidiaries is a party with respect to the grant of any license or ownership interest in any Verigy IP (other than “shrink wrap” and similar widely available commercial end-user licenses).

(iii) “Verigy Licensed IP” shall mean any Intellectual Property licensed by Verigy or any of its Subsidiaries from a third party and material to the conduct of the business of Verigy and its Subsidiaries, taken as a whole.

(iv) “Verigy Products” shall mean all products or service offerings of Verigy that, since November 1, 2008, have been marketed, sold, licensed, offered or distributed by Verigy or its Subsidiaries, or that Verigy or its Subsidiaries currently intends to market, sell, license, offer or distribute, including any products or service offerings currently under development.

(v) “Verigy Registered Intellectual Property” shall mean all of the Registered Intellectual Property owned by, or filed in the name of, Verigy or any of its Subsidiaries and material to the conduct of the business of Verigy and its Subsidiaries, taken as a whole.

(vi) “Verigy Third Party IP Contract” shall mean all contracts pursuant to which a third party has licensed any Verigy Licensed IP to Verigy or its Subsidiaries.

(b) Verigy Intellectual Property.

(i) Registered Intellectual Property; Proceedings. Section 3.7(b)(i) of the Verigy Disclosure Schedule contains a complete and accurate list of (i) all Verigy Registered Intellectual Property and specifies, where applicable, the jurisdictions in which each such item of Verigy Registered Intellectual Property has been issued or registered, the filing and/or issue dates, and the corresponding application and registration numbers and similar identifiers, and (ii) all proceedings or actions before any court or tribunal (including the PTO) or equivalent authority anywhere else in the world, but excluding prosecution of any intellectual property applications) related to any Verigy Registered Intellectual Property.

(ii) Registration. To the Knowledge of Verigy, each item of Verigy Registered Intellectual Property that is not an application is valid and subsisting.

(iii) Intellectual Property Contracts. Neither Verigy nor any of its Subsidiaries is in material breach of any Verigy IP Contracts or any Verigy Third Party IP

Contracts and, to Verigy’s Knowledge, no other party has materially failed to perform under any of the Verigy IP Contracts or Verigy Third Party IP Contracts. Section 3.7(b)(iii) of the Verigy Disclosure Schedule contains a complete and accurate list of all material Verigy Third Party IP Contracts and all material Verigy IP Contracts.

(c) Ownership.

(i) No Verigy IP or Verigy Product is as of the date hereof subject to any legal proceeding or outstanding legal decree, order, judgment or stipulation restricting in any material manner, the use, transfer, or licensing thereof by Verigy or any of its Subsidiaries.

(ii) Verigy or its Subsidiaries owns each item of Verigy IP free and clear of any security interest, pledge or mortgage. Verigy or its Subsidiaries are the exclusive owners of the material Verigy IP.

(iii) Except where a failure to obtain such assignment would not reasonably be expected to be material, to the extent that any Intellectual Property has been developed or created independently or jointly by any Person (including employees and contractors) for which Verigy or any of its Subsidiaries has, directly or indirectly, provided consideration for such development or creation, Verigy or such Subsidiary, as the case may be, has a written agreement with such Person with respect thereto, and Verigy or such Subsidiary, as the case may be, thereby has obtained ownership of such Intellectual Property by operation of law or by valid assignment, and has required the waiver of all non-assignable rights, including all author or moral rights.

(d) Non-Infringement. To the Knowledge of Verigy, the operation of the business of Verigy and its Subsidiaries, including the design, development, manufacture, use, import, sale and licensing of Verigy Products, has not and does not infringe or misappropriate any Intellectual Property of any third party or constitute unfair competition or trade practices under the laws of any jurisdiction and there are no claims pending or, to the Knowledge of Verigy, threatened against Verigy claiming that the Verigy Products infringe or misappropriate the Intellectual Property of any third party.

(e) Intellectual Property Contracts.

(i) Neither this Agreement nor the consummation of the transactions contemplated by this Agreement will automatically result in the breach, modification, cancellation, termination or suspension of any material Verigy Third Party IP Contract.

(ii) Neither this Agreement nor the transactions contemplated by this Agreement will because of a Verigy IP Contract result in (A) any third party being automatically granted rights or access to, or the placement in or release from escrow, of any Verigy IP or software covered by Verigy IP, or (B) Verigy automatically granting to any third party any right in any Verigy IP. Neither this Agreement nor the transactions contemplated by this Agreement will because of a Verigy IP Contract result in: (i) LTX-Credence or any of its Subsidiaries granting to any third party any right to or with respect to any Intellectual Property owned by, or licensed to, any of them, (ii) LTX-Credence or any of its Subsidiaries being bound by, or subject to, any non-compete or other material restriction on the operation or scope of their respective businesses, or (iii) LTX-Credence or any of its Subsidiaries being obligated to pay any royalties or other material amounts, or offer any discounts, to any third party in excess of those payable by, or required to be offered by, any of them, respectively, in the absence of this Agreement or the transactions contemplated hereby. The execution, delivery and performance of this Agreement complies with all applicable laws relating to privacy and Verigy’s and its Subsidiaries’ applicable privacy policies.

(iii) Neither Verigy nor any of its Subsidiaries is a member of or party to any patent pool, industry standards body, trade association or other organization pursuant to the rules of which it is obligated to license any existing or future Intellectual Property to any Person.

(f) Third-Party Infringement. As of the date hereof, there are no legal proceedings or written threats of legal proceedings in which Verigy or its Subsidiaries have alleged the misappropriation or infringement of Verigy IP. To the Knowledge of Verigy, no third party is infringing, violating or misappropriating in any material respect any of the Verigy IP.

(g) Trade Secret Protection. With respect to Verigy IP, Verigy and each of its Subsidiaries have taken commercially reasonable steps to protect the rights of Verigy and its Subsidiaries in Verigy’s and its Subsidiaries’ confidential information and trade secrets and any trade secrets or confidential information of third parties provided to Verigy or any of its Subsidiaries under an obligation of confidentiality.

3.8 Compliance; Permits.

(a) Compliance. Except, individually or in the aggregate, as has not had and would not reasonably be expected to have a Material Adverse Effect on Verigy and its Subsidiaries, taken as a whole, neither Verigy nor any of its Subsidiaries is in conflict with, or in default or in violation of, (i) any Legal Requirement applicable to Verigy or any of its Subsidiaries or by which Verigy or any of its Subsidiaries or any of their respective businesses or properties is bound or affected, or (ii) any Contract or Permit to which Verigy or any of its Subsidiaries is a party or by which Verigy or any of its Subsidiaries or its or any of their respective businesses or properties is bound or affected. To the Knowledge of Verigy, no material investigation or review by any Governmental Entity is pending or has been threatened against Verigy or any of its Subsidiaries. There is no material judgment, injunction, order or decree binding upon Verigy or any of its Subsidiaries which has or would reasonably be expected to have the effect of prohibiting or materially impairing (A) any business practices of Verigy and its Subsidiaries, taken as a whole, or (B) the conduct of business by Verigy and its Subsidiaries as currently conducted.

(b) Permits. Verigy and its Subsidiaries hold all Permits that are required for the operation of the business of Verigy and its Subsidiaries as currently conducted, other than Permits the absence of which would not reasonably be expected to have a Material Adverse Effect on Verigy and its Subsidiaries, taken as a whole (collectively, “Verigy Permits” other than Verigy Environmental Permits which are covered exclusively under Section 3.14). No suspension or cancellation of any Verigy Permits is pending or, to the Knowledge of Verigy, threatened. Verigy and its Subsidiaries are in compliance in all material respects with the terms of the Verigy Permits.

(c) Certain Business Practices.

(i) From and after November 1, 2008, neither Verigy, any Subsidiary of Verigy nor any director, officer, or, to the Knowledge of Verigy, employee or agent of Verigy or any Subsidiary of Verigy acting on behalf of Verigy or any Subsidiary of Verigy has (A) directly or indirectly, used any funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to political activity, (B) directly or indirectly, used or contemplated the use of funds, given, offered, promised, or authorized to give, any money or thing of value (except for payments permitted by 15 U.S.C. Section 78dd-2(b) or (c)) to any Government Official, for the purpose, with respect to subclauses (A) and (B), of influencing an act or decision of the Government Official, or inducing the Government Official to use his or her influence or position to affect any government act or decision to obtain or retain business of Verigy or any Subsidiary of Verigy or (C) directly or indirectly, made any unlawful payment.

(ii) From and after November 1, 2008, to the Knowledge of Verigy, (A) there have been no false or fictitious entries made in the books or records of Verigy or any Subsidiary of Verigy relating to any illegal payment or secret or unrecorded fund, and (B) neither Verigy nor any Subsidiary of Verigy has established or maintained a secret or unrecorded fund.

(iii) Since November 1, 2008, Verigy and each Subsidiary of Verigy have conducted their export transactions in accordance in all material respects with applicable provisions of U.S. export Legal Requirements, the export Legal Requirements of the countries where it conducts business and the trade embargo and anti-boycott provisions of any applicable Legal Requirements. Without limiting the foregoing: (A) to the Knowledge of Verigy, Verigy and each Subsidiary of Verigy have obtained all material export licenses and other approvals required for their exports of products, software and technologies from the U.S. and other countries where it conducts business; (B) to the Knowledge of Verigy, Verigy and each Subsidiary of Verigy are in compliance in all material respects with the terms of such applicable export licenses or other approvals; and (C) as of the date of this Agreement, there are no pending or, to the Knowledge of Verigy, threatened claims against Verigy or any Subsidiary of Verigy with respect to such export licenses or other approvals.

3.9 Litigation. There are no claims, suits, actions or proceedings pending or, to the Knowledge of Verigy, threatened against Verigy or any of its Subsidiaries before any court, Governmental Entity, or any arbitrator (a) that seek to restrain or enjoin the consummation of the transactions contemplated hereby or (b) which, either individually or in the aggregate with all such claims, suits, actions or proceedings, have had or would reasonably be expected to have a Material Adverse Effect on Verigy and its Subsidiaries, taken as a whole.

3.10 Brokers’ and Finders’ Fees. Except for fees payable to Morgan Stanley & Co. Incorporated (“Morgan Stanley”) pursuant to an engagement letter dated July 20, 2010, a copy of which has been provided to LTX-Credence, no agent, broker, investment banker, financial advisor or other firm or Person is entitled to any broker’s, finder’s, financial advisor’s or similar fee or commission in connection with this Agreement or any transaction contemplated hereby based upon arrangements made by or on behalf of Verigy.

3.11 Transactions with Affiliates. Except as set forth in the Designated Verigy SEC Reports, since the date of Verigy’s last proxy statement filed with the SEC, no event has occurred that would be required to be reported by Verigy pursuant to Item 404 of Regulation S K promulgated by the SEC.

3.12 Employee Benefit Plans and Labor Matters.

(a) Definitions.

(i) “Verigy Benefit Plan” shall mean each “employee benefit plan,” within the meaning of Section 3(3) of ERISA, and any other material plan, program, policy, practice, contract, agreement or other arrangement providing for compensation, severance, change of control pay, termination pay, deferred compensation, performance awards, equity or equity-related awards, pension benefits, retirement benefits, welfare benefits, fringe benefits or other employee benefits or remuneration of any kind, whether written or unwritten, funded or unfunded, which is maintained, contributed to, or required to be contributed to, by Verigy or any ERISA Affiliate for the benefit of two or more Verigy Employees, or with respect to which Verigy or any ERISA Affiliate has or is likely to have any material liability or obligation.

(ii) “Verigy Employee” shall mean any current or former or retired employee, consultant or director of Verigy or any ERISA Affiliate, provided that references to former or retired persons only include those with respect to which Verigy has or is reasonably likely to have any post-Effective Time liability or obligation.

(iii) “Verigy Employee Agreement” shall mean (A) each management, employment, severance, change of control, separation, retention, stay bonus, consulting, relocation, repatriation, expatriation, visa, work permit or other Contract between Verigy or any ERISA Affiliate and any current, former or retired executive officer or director of Verigy and (B) each management, employment, severance, change of control, separation, retention, stay bonus, consulting, relocation, repatriation, expatriation, visa, work permit or other Contract between Verigy or any ERISA Affiliate and any Verigy Employee, other than a current, former or retired executive officer or director of Verigy, in each case that is material either individually or in the aggregate with all such similar Contracts.

(b) Schedule. Section 3.12(b) of the Verigy Disclosure Schedule contains an accurate and complete list of each Verigy Benefit Plan and each Verigy Employee Agreement (except for (i) contracts that provide for employment that is terminable at will and that are without severance, retention, or change of control pay or benefits, in which case only forms of such contracts shall be scheduled, (ii) employment contracts for employees hired and based in locations outside the U.S., in which case only forms of such contracts shall be scheduled, unless any such contract provides for notice of termination, retention, severance or change of control pay or benefits that are greater than required by applicable Legal Requirements, (iii) individual Verigy Option, Verigy Restricted Shares and Verigy Restricted Share Unit agreements, in which case only forms of such individual agreements shall be scheduled, unless such individual agreements provide acceleration of vesting of awards in a manner not provided for under the applicable form(s) or that otherwise materially differ from such forms, and (iv) consulting contracts that are terminable without material cost or material liability, in which case only forms of such contracts shall be scheduled, unless any such contract provides severance, retention or change of control pay or benefits that are, in each case, greater than required by applicable Legal Requirements). Neither Verigy nor any ERISA Affiliate has any plan or commitment to establish, adopt or enter into any new Verigy Benefit Plan or Verigy Employee Agreement or to modify any Verigy Benefit Plan or Verigy Employee Agreement (except to the extent required by Legal Requirements or to conform any such Verigy Benefit Plan or Verigy Employee Agreement to any applicable Legal Requirements, or as required by this Agreement) that would reasonably be expected to result in material liability to Verigy and its ERISA Affiliates, taken as a whole.

(c) Documents. Verigy has provided or made available to LTX-Credence correct and complete copies of: (i) all documents embodying each Verigy Benefit Plan and each Verigy Employee Agreement required to be disclosed pursuant to Section 3.12(b) above including all amendments thereto and all related trust documents, administrative service agreements, group annuity contracts, group insurance contracts, and policies pertaining to fiduciary liability insurance covering the fiduciaries for each such Verigy Benefit Plan; (ii) the most recent annual actuarial valuations, if any, prepared for each Verigy Benefit Plan; (iii) the three (3) most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Verigy Benefit Plan; (iv) if any Verigy Benefit Plan is funded, the most recent annual and periodic accounting of Verigy Benefit Plan assets; (v) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, required under ERISA with respect to each Verigy Benefit Plan; (vi) all IRS determination, opinion, notification and advisory letters; (vii) all material communications from Verigy or its ERISA Affiliates to any Verigy Employee or Verigy Employees relating to any Verigy Benefit Plan and any proposed Verigy Benefit Plans, in each case relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which would result in any liability material to Verigy and its Subsidiaries, taken as a whole; (viii) all material correspondence to or from any governmental agency relating to any Verigy Benefit Plan; and (ix) the three (3) most recent plan years’ discrimination tests for each Verigy Benefit Plan for which such tests are required.

(d) Benefit Plan Compliance.

(i) With respect to each Verigy Benefit Plan and Verigy Employee Agreement, no event has occurred and, to the Knowledge of Verigy, there exists no condition or set of circumstances, in connection with which Verigy or any of its ERISA Affiliates would be subject to any liability material to Verigy and its Subsidiaries, taken as a whole, under ERISA, the Code or any other applicable Legal Requirement.

(ii) Each Verigy Benefit Plan and Verigy Employee Agreement has been, in all material respects, administered and operated in accordance with its terms, with the applicable provisions of ERISA, the Code and all other applicable Legal Requirements and the terms of any applicable collective bargaining agreements. Each Verigy Benefit Plan, including any material amendments thereto, that is capable of Approval has received such Approval or there remains a period of time in which to obtain such Approval retroactive to the date of any material amendment that has not previously received such Approval, except for the lack of such Approvals which, individually or in the aggregate, has not resulted in and would not reasonably be expected to result in material liability to Verigy and its Controlled Group Affiliates, taken as a whole. Except as required by Legal Requirements, no condition exists that would prevent Verigy or LTX-Credence from terminating or amending any Verigy Benefit Plan or Verigy Employee Agreement at any time for any reason without material liability to Verigy and its ERISA Affiliates, taken as a whole (other than ordinary administration expenses or routine claims for benefits).

(iii) No material written representation or commitment with respect to any material aspect of any Verigy Benefit Plan or Verigy Employee Agreement has been made to a Verigy Employee by an authorized Verigy Employee that is not materially in accordance with the written or otherwise preexisting terms and provisions of such Verigy Benefit Plans if such representation or commitment would reasonably be expected to result in material liability to Verigy and its ERISA Affiliates, taken as a whole. Neither Verigy nor any of its Subsidiaries has entered into any agreement, arrangement or understanding, whether written or oral, with any trade union, works council or other Verigy Employee representative body or any material number or category of its Verigy Employees which would prevent, restrict or materially impede the implementation of any lay-off, redundancy, severance or similar program within its or their respective workforces (or any part of them).

(iv) There are no unresolved claims or disputes under the terms of, or in connection with, any Verigy Benefit Plan or Verigy Employee Agreement (other than routine claims for benefits), and no action, legal or otherwise, has been commenced or, to the Knowledge of Verigy, is threatened or reasonably anticipated (other than routine claims for benefits), with respect to any claim, which would reasonably be expected to result in material liability to Verigy and its Controlled Group Affiliates, taken as a whole.

(e) Plan Funding. With respect to Verigy Benefit Plans, there are no material benefit obligations for which required contributions have not been made or accrued to the extent required by GAAP or applicable Legal Requirements and there are no material benefit obligations which have not been accounted for by reserves, or otherwise properly footnoted in accordance with the requirements of GAAP, on the financial statements of Verigy. The assets of each Verigy Benefit Plan which is funded are reported at their fair market value on the books and records of such Verigy Benefit Plan.

(f) No Pension or Funded Welfare Plans. Neither Verigy nor any ERISA Affiliate of Verigy has ever maintained, established, sponsored, participated in or contributed to any (i) Verigy Benefit Plan which is or was subject to Title IV of ERISA or Section 412 of the Code, (ii) “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA), (iii) “multiple employer plan” as defined in ERISA or the Code, (iv) “funded welfare plan” within the meaning of Section 419 of the Code or (v) a multiple employer welfare arrangement, as defined under Section 3(40)(A) of ERISA (without regard to Section 514(b)(6)(B) of ERISA), established or maintained for the purpose of offering or providing welfare plan benefits to the employees of two or more employers (including one or more self-employed individuals), or to their beneficiaries. No Verigy Benefit Plan is funded by, associated with or related to a “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code. No Verigy Benefit Plan provides health benefits that are not fully insured through an insurance contract. No capital stock of Verigy is used as a funding vehicle or otherwise permitted as an investment option (other than via any personal brokerage account) with respect to any Verigy Benefit Plan that is intended to be qualified under Section 401(a) of the Code.

(g) Continuation Coverage. No Verigy Benefit Plan provides post-termination or retiree welfare benefits (whether or not insured) with respect to any Person for any reason other than coverage mandated by applicable Legal Requirements, and neither Verigy nor any ERISA Affiliate has ever contracted to any Verigy Employee (either individually or to Verigy Employees as a group) or any other Person that such Verigy Employee(s) or other Person would be provided with post-termination or retiree welfare benefits, except to the extent required by applicable Legal Requirements or, individually or in the aggregate, as has not resulted or would not reasonably be expected to result in material liability to Verigy and its ERISA Affiliates, taken as a whole.

(h) Effect of Transaction. The execution of this Agreement and the consummation of the transactions contemplated hereby will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Verigy Benefit Plan or Verigy Employee Agreement that will or may result in any material payment (whether of severance pay or otherwise), acceleration of any material payment, forgiveness of material indebtedness, vesting (except as required under Section 411(d)(3) of the Code), distribution, material increase in benefits or obligation to fund benefits with respect to any Verigy Employee. No payment or benefit which will or may be made in connection with the transactions contemplated by this Agreement (either alone or upon the occurrence of any additional or subsequent events) by Verigy or any ERISA Affiliate with respect to any Verigy Employee or any other “disqualified individual” (as defined in Code Section 280G and the regulations thereunder) will be characterized as a “parachute payment,” within the meaning of Section 280G(b)(2) of the Code. There is no contract, agreement, plan or arrangement to which Verigy or any ERISA Affiliate is a party or by which it or its successor is bound to compensate any Verigy Employee for excise taxes paid pursuant to Section 4999 of the Code. Section 3.12(h) of the Verigy Disclosure Schedule lists all persons who Verigy reasonably believes are “disqualified individuals” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder) as determined as of the date hereof.

(i) Section 409A. Each “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) sponsored or maintained by Verigy and each ERISA Affiliate has been operated since January 1, 2005 in applicable operational compliance with Section 409A. Since January 1, 2009, each such nonqualified deferred compensation plan has been in documentary and operational compliance with Section 409A, including the final Treasury Regulations issued thereunder. No nonqualified deferred compensation plan that was originally exempt from application of Section 409A has been “materially modified” (within the meaning of IRS Notice 2005-1) at any time after October 3, 2004. Except as set forth on Section 3.12(i)(1) of the Verigy Disclosure Schedule, no compensation shall be includable in the gross income of any Verigy Employee as a result of the operation of Section 409A of the Code with respect to any arrangements or agreements in effect on or prior to the Effective Time. Except as set forth on Section 3.12(i)(2) of the Verigy Disclosure Schedule, to the extent required, Verigy and each of its Subsidiaries has, in all material respects, properly reported and/or withheld and remitted on amounts deferred under any Verigy nonqualified deferred compensation plan subject to Section 409A of the Code. Except as set forth on Section 3.12(i)(3) of the Verigy Disclosure Schedule, there is no contract, agreement, plan or arrangement to which Verigy or any of its ERISA Affiliates is a party, including the provisions of this Agreement, covering any Verigy Employee, which individually or collectively is reasonably likely to require Verigy or any of its ERISA Affiliates to pay a Tax gross up payment to, or otherwise indemnify or reimburse, any Verigy Employee for Tax-related payments under Section 409A, give rise to a Verigy, LTX-Credence, or Subsidiary Tax or other penalty or reporting obligations under Section 409A of the Code. No Verigy Option or other Verigy stock right (as defined in U.S. Treasury Department regulation 1.409A-1(l)) or other equity of Verigy (y) has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option or rights, or (z) has been granted after December 31, 2004, with respect to any class of stock of the Company that is not “service recipient stock” (within the meaning of applicable regulations under Section 409A).

(j) Stock Option Grant Practices. Verigy’s past and current stock option grant practices (i) complied and comply with all applicable Verigy Share Plans, stock exchange rules and applicable Legal Requirements, (ii) have been fairly presented in accordance with GAAP in the Verigy Financials, and (iii) have resulted only in exercise prices that are no less than the fair market value on the date that the grants were actually authorized under applicable Legal Requirements, in each case except for any such failures, individually or in the aggregate, that have not had and would not reasonably be expected to have a Material Adverse Effect on Verigy and its Subsidiaries, taken as a whole. As of the date of this Agreement, Verigy has no ongoing internal review of any past or current stock option practice, and Verigy is not aware of the existence of any reports on any such reviews completed since November 1, 2008.

(k) Labor. Neither Verigy nor any of its Subsidiaries is presently a party to, or bound by, any collective bargaining agreement, trade union agreement, works council, employee representative agreement, union contract, or information or consultation agreement, other than national or industry-wide agreements, with respect to employees and no collective bargaining agreement is being negotiated by Verigy or any of its Subsidiaries. To the Knowledge of Verigy, there are no activities or proceedings of any labor union to organize any employees of Verigy or any of its Subsidiaries. There is no labor dispute, strike or work stoppage against Verigy or any of its Subsidiaries pending or, to the Knowledge of Verigy, threatened or reasonably anticipated which would reasonably be expected to materially interfere with the business activities of Verigy and its Subsidiaries, taken as a whole. None of Verigy, any of its Subsidiaries or any of their respective representatives or employees has committed any unfair labor practice in connection with the operation of the respective businesses of Verigy or any of its Subsidiaries, except, individually or in the aggregate, as has not had and would not reasonably be expected to have a Material Adverse Effect on Verigy and its Subsidiaries, taken as a whole. There are no actions, suits, claims, labor disputes or grievances pending, or, to the Knowledge of Verigy, threatened or reasonably anticipated relating to any labor, safety or discrimination matters involving any employee, including charges of unfair labor practices or discrimination complaints, which, if adversely determined, would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Verigy and its

Subsidiaries, taken as a whole. Neither Verigy nor any of its Subsidiaries have incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act or any similar state or local law which remains unsatisfied that is material to Verigy and its Subsidiaries, taken as a whole.

(l) Employment Matters. Verigy is in compliance with all applicable foreign, federal, state and local laws, rules and regulations respecting employment (including but not limited to the classification of any Person as an employee or independent contractor), employment practices, terms and conditions of employment and wages and hours, in each case, with respect to employees, except, individually or in the aggregate, as has not had and would not reasonably be expected to have a Material Adverse Effect on Verigy and its Subsidiaries, taken as a whole.

(m) International Employee Matters.

(i) With respect to each Verigy Benefit Plan that is maintained outside the jurisdiction of the United States or primarily covers Verigy Employees residing or working outside the United States (a “Verigy International Plan”), (A) the Verigy International Plan has been established, maintained and administered in all material respects in compliance with its terms and all applicable Legal Requirements, (B) all contributions and expenses that are required to be made have been made or properly accrued, (C) with respect to any such Verigy International Plan that is intended to be eligible to receive favorable tax treatment under the Legal Requirements applying to such Verigy International Plan, all requirements necessary to obtain such favorable tax treatment have been satisfied, and (D) the Verigy International Plan has no unfunded liabilities that, as of the Effective Time, will not be offset by insurance or otherwise be fully accounted for on a basis which complies with International Accounting Standard 19 (IAS 19) (whether or not IAS 19 applies to Verigy or, if relevant, any of its Subsidiaries). No promise has been made to any Verigy Employee residing or working outside the United States that his or her defined contribution benefits under any funded Verigy International Plan will at any point in the future equate to or not be less than any particular amount.

(ii) There is no term of employment for any Verigy Employee residing or working outside the United States providing that the consummation of the transactions contemplated by this Agreement shall entitle such Verigy Employee (A) to treat the change of control as a breach of any contract, (B) to any payment, benefit or change of terms of employment (whether or not conditioned upon the occurrence of any other event) or (C) to treat himself or herself as redundant or released from any obligation to his or her employer.

3.13 Title to Properties.

(a) Leases. Section 3.13(a) of the Verigy Disclosure Schedule sets forth a list of all real property leases or other agreements for the occupancy of real property to which Verigy or any of its Subsidiaries is a party or by which any of them is bound as of the date hereof and all amendments, guaranties and modifications thereof (each, a “Verigy Lease”). Except as set forth in the Verigy Leases, no party has a right to occupy any of the premises subject to a Verigy Lease (“Verigy Leased Property”) except for Verigy or its Subsidiaries. Verigy has made available to LTX-Credence a true and complete copy of leases for all material Verigy Leased Property. All such Verigy Leases are valid and in full force and effect against Verigy or any Subsidiary of Verigy party thereto and, to the Knowledge of Verigy, each other party thereto, except that such enforceability (i) may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally and (ii) is subject to general principles of equity, and, with respect to Verigy or any of its Subsidiaries, under any of such leases, no rental payments are past due and there is no existing default or event of default (or event which with notice or lapse of time, or both, would constitute a default), except, individually or in the aggregate, as has not had and would not reasonably be expected to have a Material Adverse Effect on Verigy and its Subsidiaries, taken as a whole.

(b) Properties. Section 3.13(b) of the Verigy Disclosure Schedule sets forth a list of all real property owned by Verigy or any of its Subsidiaries (the “Verigy Owned Property” and collectively with Verigy Leased Property, the “Verigy Real Property”). With respect to Verigy Owned Property, Verigy has made available to LTX-Credence copies of the deeds and other instruments (as recorded) by which Verigy or any of its Subsidiaries acquired such parcel of property, and copies of all title insurance policies, opinions, abstracts and surveys in the possession of Verigy or any of its Subsidiaries relating thereto. There are no pending or, to the Knowledge of Verigy, threatened condemnation or eminent domain actions or proceedings, or any special assessments or other activities of any public or quasi-public body that are reasonably likely to materially adversely affect Verigy’s title to Verigy Real Property. To the Knowledge of Verigy, there are no facts or conditions which would, in the aggregate, reasonably be expected to have a material and adverse effect on the transferability, financability, ownership, leasing, use, development, occupancy or operation of any Verigy Real Property. Neither Verigy nor any Subsidiary has received any written notice from any insurance company of any defects or inadequacies in any Verigy Real Property or any part thereof which would reasonably be expected to materially and adversely affect the insurability of such property or the premiums for the insurance thereof, nor has any written notice been given by any insurer of any such property requesting the performance of any repairs, alterations or other work with which compliance has not been made. There are no leases, subleases, licenses or agreements, written or oral, granting to any party or parties (other than Verigy or any of its Subsidiaries) the right of use or occupancy of any portion of the Verigy Real Property. There are no outstanding options or rights of first refusal to purchase the Verigy Real Property or any portion thereof or interest therein.

(c) Valid Title. Verigy and each of its Subsidiaries has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its tangible properties and assets, real, personal and mixed, used or held for use in its business that are material to Verigy and its Subsidiaries, taken as a whole, free and clear of any Liens, except for (i) Liens imposed by law in respect of obligations not yet due which are owed in respect of Taxes, (ii) Liens which are not material in character, amount or extent, and which do not materially detract from the value, or materially interfere with the present use, of the property subject thereto or affected thereby, (iii) statutory or common law landlord Liens or (iv) Liens upon the underlying fee interest of Verigy Leased Property.

3.14 Environmental Matters.

(a) Except, individually or in the aggregate, as has not had and would not reasonably be expected to have a Material Adverse Effect on Verigy and its Subsidiaries, taken as a whole, no amount of any Hazardous Materials is present as a result of the actions of Verigy or any of its Subsidiaries, or, to the Knowledge of Verigy, as a result of any actions of any third party or otherwise, in, on or under any real property, including the land and the improvements, ground water and surface water thereof, that Verigy or any of its Subsidiaries currently owns, operates, occupies or leases. Neither Verigy nor any Subsidiary has any liabilities or obligations arising from the Release of any Hazardous Materials into the Environment, except for such liabilities or obligations, individually or in the aggregate, as have not had and would not reasonably be expected to have a Material Adverse Effect on Verigy and its Subsidiaries, taken as a whole.

(b) Except, individually or in the aggregate, as has not had and would not reasonably be expected to have a Material Adverse Effect on Verigy and its Subsidiaries, taken as a whole, Verigy and its Subsidiaries are in compliance with and have at all times during the past five years complied with applicable Environmental Laws.

(c) Verigy and its Subsidiaries hold all Permits issued under or pursuant to Environmental Laws that are required for the operation of the business of Verigy and its Subsidiaries as currently conducted, except for such Permits the absence of which, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on Verigy and its Subsidiaries, taken as a whole (“Verigy Environmental Permits”). No suspension or cancellation of any of the Verigy Environmental Permits is pending or, to the Knowledge of Verigy, threatened. Verigy and its Subsidiaries are in compliance in all material respects with the terms of the Verigy Environmental Permits.

(d) Except, individually or in the aggregate, as has not had and would not reasonably be expected to have a Material Adverse Effect on Verigy and its Subsidiaries, taken as a whole, no civil or criminal litigation, action, order, written notice of violation or claim or, to the Knowledge of Verigy, investigation, inquiry, information request or proceeding is pending or, to Verigy’s Knowledge, threatened against Verigy or any of its Subsidiaries arising out of Environmental Laws.

(e) Except, individually or in the aggregate, as has not had and would not reasonably be expected to have a Material Adverse Effect on Verigy and its Subsidiaries, taken as a whole, neither Verigy nor any of its Subsidiaries has entered into any agreement that may require it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other party with respect to liabilities arising out of any Environmental Laws.

(f) Verigy and its Subsidiaries are in compliance in all material respects with the European Directive 2002/96/EC on waste electrical and electronic equipment and European Directive 2002/95/EC on the restriction of the use of certain hazardous substances in electrical and electronic equipment, and their respective implementing Legal Requirements.

(g) Verigy and its Subsidiaries have made available to LTX-Credence all material environmental site assessments and audit reports prepared within the last five years and in their possession, custody or control relating to premises currently or previously owned or operated by Verigy or any Subsidiary.

(h) Except, individually or in the aggregate, as has not had and would not reasonably be expected to have a Material Adverse Effect on Verigy and its Subsidiaries, taken as a whole, neither Verigy nor any of its Subsidiaries have any liability or obligation for any Environmental Matter.

(i) Except, individually or in the aggregate, as has not had and would not reasonably be expected to have a Material Adverse Effect on Verigy and its Subsidiaries, taken as a whole, no underground storage tanks are present in, on or under any real property, including the land and the improvements thereof, that Verigy or any Subsidiary has at any time owned, operated, occupied or leased.

3.15 Contracts.

(a) Material Contracts. For purposes of this Agreement, “Verigy Material Contract” shall mean:

(i) any “material contracts” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to Verigy or its Subsidiaries;

(ii) any severance or consulting Contract or any written employment agreement providing for a guaranteed minimum term of employment (excluding, for this purpose, any offer letters entered into in the ordinary course of business consistent with past practice with employees who are terminable “at will”), in each case, under which Verigy or any of its Subsidiaries may have continuing obligations as of the date hereof, with (A) any current or former executive officer or other employee of Verigy who earned or is expected to earn an annual base salary in excess of $300,000 during the fiscal year ended October 31, 2010 or the fiscal year ending October 31, 2011 or (B) any member of Verigy’s Board of Directors;

(iii) any Contract or plan, including any share plan, stock appreciation right plan or share purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement (either alone or upon the occurrence of any additional or subsequent events) or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

(iv) any collective bargaining agreement, trade union agreement, work council agreement, employee representative agreement or union contract;

(v) any agreement of indemnification or any guaranty under which Verigy or any of its Subsidiaries has continuing obligations as of the date hereof, other than any agreement of indemnification entered into in connection with the sale or license of Verigy Products in the ordinary course of business or any indemnification obligations contained in any Verigy Lease;

(vi) any Contract containing any covenant (A) limiting the right of Verigy or any of its Subsidiaries to engage in any material line of business, to make use of any material Intellectual Property or to compete with any Person in any material line of business or geographic area, (B) granting exclusive rights, or (C) otherwise prohibiting Verigy or its Subsidiaries from selling, distributing or manufacturing any material products or services or purchasing or otherwise obtaining any material software, components, parts or subassemblies in any material respect;

(vii) any Contract relating to the disposition or acquisition by Verigy or any of its Subsidiaries after the date of this Agreement of a material amount of assets not in the ordinary course of business;

(viii) any Contract governing the terms of any material ownership or investments of Verigy or any of its Subsidiaries in any other Person or business enterprise other than Verigy’s Subsidiaries (other than short-term, liquid investments), or any Contract pursuant to which Verigy or its Subsidiaries has any material obligation or commitment (whether conditional or otherwise) to make any investment or acquire any ownership interest in any other Person or business enterprise other than Verigy’s Subsidiaries;

(ix) any material dealer, distributor, joint marketing or development agreement under which Verigy or any of its Subsidiaries have continuing material obligations to jointly market any product, technology or service and which may not be canceled without penalty upon notice of 90 days or less, or any agreement pursuant to which Verigy or any of its Subsidiaries have continuing obligations to jointly develop any material Intellectual Property that will not be wholly owned by Verigy or any of its Subsidiaries and which may not be terminated without penalty upon notice of 90 days or less;

(x) any material Contract to license any third party to manufacture or reproduce any Verigy Products or any Contract to sell or distribute any of such Verigy Products, except agreements with distributors or sales representatives in the ordinary course of business consistent with past practice and terminable without penalty upon notice of 90 days or less and substantially in the form previously provided to LTX-Credence;

(xi) any Contract containing any support, maintenance or service obligation on the part of Verigy or any of its Subsidiaries, which represents a value or liability in excess of $1,000,000 on an annual basis, other than (A) those obligations that are terminable by Verigy or any of its Subsidiaries on no more than 60 days notice without liability or financial obligation to Verigy or its Subsidiaries or (B) purchase orders with end-user customers entered into in the ordinary course of business consistent with past practice or (C) customary repair and maintenance obligations contained in any Verigy Lease;

(xii) any Contract for capital expenditures or the acquisition or construction of fixed assets which requires aggregate future payments in excess of $1,500,000;

(xiii) any dispute settlement agreement with continuing material obligations thereunder entered into within five years prior to the date of this Agreement;

(xiv) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit, other than (A) accounts receivables and payables and (B) loans to direct or indirect wholly-owned Subsidiaries, in each case in the ordinary course of business; or

(xv) any Contract the termination or breach of which, or the failure to obtain consent in respect of which, would reasonably be expected to have a Material Adverse Effect on Verigy and its Subsidiaries, taken as a whole.

(b) Schedule. Section 3.15(b) of the Verigy Disclosure Schedule sets forth a list of all Verigy Material Contracts to which Verigy or any of its Subsidiaries is a party or is bound by as of the date hereof and which are described in Sections 3.15(a)(i) through 3.15(a)(xv) hereof other than those listed as an exhibit to Verigy’s most recent Annual Report on Form 10-K and other than the Verigy Benefit Plans and Verigy Employment Agreements disclosed in Section 3.12(b) of the Verigy Disclosure Schedule.

(c) No Breach. Each Verigy Material Contract is in full force and effect except to the extent it has expired since the date hereof in accordance with its terms, and except as enforceability (i) may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally and (ii) is subject to general principles of equity. Neither Verigy nor any of its Subsidiaries is in violation of any provision of, or has failed to perform any act which, with or without notice, lapse of time or both would constitute a default under the provisions of, any Verigy Material Contract, and neither Verigy nor any of its Subsidiaries has received written notice that it has breached, violated or defaulted under, any of the terms or conditions of any Verigy Material Contract, in each case in such a manner as would permit any other party to cancel or terminate any such Verigy Material Contract, or would permit any other party to seek damages or other remedies, for any or all of such breaches, violations or defaults, except, individually or in the aggregate, as has not had and would not reasonably be expected to have a Material Adverse Effect on Verigy and its Subsidiaries, taken as a whole. To the Knowledge of Verigy, no third party has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both would constitute a material default under the provisions of, any Verigy Material Contract.

3.16 Insurance. Verigy maintains insurance policies covering Verigy, its Subsidiaries and their respective employees, properties or assets, including policies of property, fire, workers’ compensation, products liability, directors’ and officers’ liability and other casualty and liability insurance, against such losses and risks and in such amounts as are customary for the businesses in which Verigy and its Subsidiaries are currently engaged. As of the date hereof, such policies are in full force and effect, no notice of cancellation has been received, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder, except, individually or in the aggregate, as has not had and would not reasonably be expected to have a Material Adverse Effect on Verigy and its Subsidiaries, taken as a whole.

3.17 Board Approval. The Board of Directors of Verigy has, by resolutions duly adopted by unanimous vote at a meeting of all directors duly called and held and not subsequently rescinded or modified in any way prior to the date hereof (the “Verigy Board Approval”), (a) determined that the Holdco LTX-Credence Merger and the LTD LTX-Credence Merger are fair to, and in the best interests of, Verigy and its shareholders and declared this Agreement and the Transaction to be advisable, (b) approved this Agreement and the transactions contemplated hereby, including the Holdco Reorganization, the Holdco LTX-Credence Merger or the LTD LTX-Credence Merger, as applicable, the Charter Amendment, and the Share Issuance, (c) recommended that the shareholders of Verigy approve the Share Issuance, the Charter Amendment and the Holdco Reorganization (unless the Holdco Reorganization is withdrawn or abandoned in accordance with Section 5.19 hereof) and (d) subject to Sections 5.2 and 5.3, directed that the Share Issuance, the Charter Amendment and the Holdco Reorganization (unless the Holdco Reorganization is withdrawn or abandoned in accordance with Section 5.19 hereof) be submitted to Verigy’s shareholders at the Shareholders’ Meeting of Verigy. The Board of Directors of Holdco has, by resolutions duly adopted by unanimous vote at a meeting of all directors duly called and held and not subsequently rescinded or modified in any way prior to the date hereof (the “Holdco Board Approval”), (i) determined that the Holdco LTX-Credence Merger is fair to, and in the best interests of, Holdco and its shareholders and declared this Agreement and the Transaction to be advisable, (b) approved this Agreement and the transactions contemplated hereby, including the Holdco Reorganization, the Holdco LTX-Credence Merger and the Share Issuance, (c) recommended that the shareholders of Holdco approve the Share Issuance and the Holdco Reorganization (unless the Holdco Reorganization is withdrawn or abandoned in accordance with Section 5.19 hereof), and (d) directed that the Holdco Reorganization (unless the Holdco Reorganization is withdrawn or abandoned in accordance with Section 5.19 hereof) and the Share Issuance be submitted to Holdco’s shareholders at the Shareholders’ Meeting of Holdco.

3.18 Opinion of Financial Advisor. Verigy’s Board of Directors has received a written opinion from Morgan Stanley, dated as of November 17, 2010, to the effect that, as of such date, the Exchange Ratio is fair, from a financial point of view, to Verigy. A signed copy of such opinion will be provided to LTX-Credence as promptly as practicable following receipt thereof by Verigy.

3.19 Shell Company Status. None of Verigy, Merger Sub-1 or Merger Sub-2 is a “shell company,” other than a “business combination related shell company,” as those terms are defined in Rule 405 promulgated under the Securities Act.

3.20 Rights Plan. Neither Verigy nor any of its Subsidiaries has in effect a shareholder rights plan or “poison pill.”

3.21 No Other Representations and Warranties. Except for the representations and warranties contained in Article II, and any certificate delivered by LTX-Credence in connection with Closing, Verigy acknowledges and agrees that neither LTX-Credence or any other Person on behalf of LTX-Credence makes, nor has Verigy relied upon or otherwise been induced by, any other express or implied representation or warranty with respect to LTX-Credence or with respect to any other information provided to or made available to LTX-Credence in connection with the transactions contemplated hereunder. Except as provided in Section 5.11, neither LTX-Credence nor any other Person will have or be subject to any liability or indemnification obligation to Verigy or any other Person resulting from the distribution to Verigy, or Verigy’s use of, any such information, including any information, documents, projections, forecasts or other material made available to Verigy in certain data rooms or management presentations in expectation of the transactions contemplated in this Agreement, unless any such information is expressly included in a representation or warranty contained in Article III or in the corresponding section of the LTX-Credence Disclosure Schedule.

ARTICLE IV

CONDUCT PRIOR TO THE EFFECTIVE TIME

4.1 Conduct of Business by LTX-Credence.

(a) Ordinary Course. During the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, LTX-Credence shall, and shall cause each of its Subsidiaries to, except as otherwise expressly required by this Agreement, by Legal Requirements or by the terms of any Contract in effect on the date hereof and made available to Verigy or to the extent that Verigy shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed) (i) use commercially reasonable efforts to carry on its business in the ordinary course, in substantially the same manner as heretofore conducted and in compliance with all applicable Legal Requirements, (ii) pay its debts and taxes when due subject to good faith disputes over such debts or taxes, and pay or perform other material obligations when due, subject to good faith disputes over such obligations, and (iii) use commercially reasonable efforts to (A) preserve intact its present business organization, (B) keep available the services of its present executive officers and key employees, and (C) preserve its relationships with material customers, suppliers, licensors, licensees and others with which it has material business dealings.

(b) Required Consent. In addition, without limiting the generality of Section 4.1(a), except as required by the terms of this Agreement, by Legal Requirements or by the terms of any Contract in effect on the date hereof and made available to Verigy or as provided in Article IV of the LTX-Credence Disclosure Schedule, without the prior written consent of Verigy (which consent shall not be unreasonably withheld, delayed or conditioned), during the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, LTX-Credence shall not do any of the following, and shall not permit any of its Subsidiaries to do any of the following:

(i) Declare, set aside or pay any dividends on or make any other actual, constructive or deemed distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock, other than a cash management transaction between LTX-Credence and a wholly-owned Subsidiary of it, or between wholly-owned Subsidiaries of LTX-Credence in the ordinary course of business consistent with past practice;

(ii) Purchase, redeem or otherwise acquire, directly or indirectly, any shares of its capital stock or the capital stock of its Subsidiaries, except in connection with the withholding of shares to pay tax withholding obligations and/or exercise or purchase price, or repurchases of shares at cost in connection with the termination of the employment relationship with any LTX-Credence Employee, in each case, pursuant to stock option, equity award or purchase agreements in effect on the date hereof or entered into in the ordinary course of business after the date hereof pursuant to Section 4.1(b)(iii)(C); provided, however, that nothing in this subparagraph (ii) shall prohibit LTX-Credence from dissolving and/or merging into any of its Subsidiaries certain other Subsidiaries that are not material to it and its Subsidiaries, taken as a whole;

(iii) Authorize for issuance, issue, deliver, sell, pledge or otherwise encumber any shares of capital stock, or any securities convertible into shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into shares of capital stock, or enter into other agreements or commitments obligating it to issue any such securities or rights, other than: (A) issuances of LTX-Credence Common Stock upon the exercise of LTX-Credence Options, warrants or other rights of LTX-Credence or the settlement of LTX-Credence Restricted Share Units existing on the date hereof in accordance with their present terms or granted pursuant to clause (C) hereof, (B) issuances of shares of LTX-Credence Common Stock to participants in the LTX-Credence Purchase Plan pursuant to the terms thereof, (C) grants of stock options or other stock based awards (including LTX-Credence Restricted Shares and LTX-Credence Restricted Share Units) of, or to acquire, shares of LTX-Credence Common Stock granted under LTX-Credence Share Plans in effect on the date hereof, in each case (x) in the ordinary course of business consistent with past practice, (y) with respect to stock options, granted with an exercise price no less than the fair market value of LTX-Credence Common Stock on the date of grant and not subject to any accelerated vesting or other provision that would be triggered solely as a result of the consummation of the transactions contemplated hereby and (z) for up to 80,000 shares of LTX-Credence Common Stock in the aggregate (“LTX-Credence Routine Grants”) or (D) the issuance of LTX-Credence Common Stock issuable upon conversion of LTX-Credence Convertible Notes;

(iv) Propose, cause or permit any amendments to any of the LTX-Credence Charter Documents or Subsidiary Charter Documents of any Subsidiary of LTX-Credence;

(v) Propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of it or any of its Subsidiaries (other than the transactions contemplated hereby); provided, however, that nothing in this paragraph shall prohibit LTX-Credence from dissolving and/or merging into any of its Subsidiaries certain other Subsidiaries that are not material to it and its Subsidiaries, taken as a whole;

(vi) (A) Acquire (by merger, consolidation or acquisition of stock or assets) any other Person or any equity interest therein, or (B) acquire any material property or assets in any single transaction or series of related transactions, except for (i) transactions pursuant to existing Contracts disclosed in the LTX-Credence Disclosure Schedule, or (ii) transactions not in excess of $500,000 individually, or $1,000,000 in the aggregate;

(vii) Enter into any binding agreement, agreement in principle, letter of intent, memorandum of understanding or similar agreement with respect to any joint venture, joint development, strategic partnership or alliance that is material, individually or in the aggregate, to the business of LTX-Credence and its Subsidiaries, taken as a whole;

(viii) Sell, lease, exclusively license, encumber or otherwise convey or dispose of any properties or assets material to the business of LTX-Credence and its Subsidiaries, taken as a whole, except (A) sales of inventory, products or equipment in the ordinary course of business consistent with past practice or (B) the sale, lease or disposition of excess or obsolete property or assets in the ordinary course of business consistent with past practice, in each case, which are not material, individually or in the aggregate, to the business of LTX-Credence and its Subsidiaries taken as a whole;

(ix) Make any loans, advances or capital contributions to any Person, other than: (A) loans or investments by it or a wholly-owned Subsidiary of it to or in it or any wholly-owned Subsidiary of it or (B) employee loans or advances for travel and entertainment expenses made in the ordinary course of business consistent with past practice;

(x) Except as required by GAAP or applicable Legal Requirements, make any material change in its methods, principles or practices of accounting;

(xi) Make or change any material Tax election, adopt or change any accounting method in respect of Taxes that affects in any material respect the Tax liability or Tax attributes of LTX-Credence or any of its Subsidiaries, file any material amended Tax Return, enter into any closing agreement in respect of material Taxes, settle or compromise any material Tax liability or consent to any extension or waiver of any limitation period with respect to material Taxes;

(xii) Except as required by GAAP or applicable Legal Requirements, materially revalue any of its properties or assets other than in the ordinary course of business consistent with past practice;

(xiii) (A) Pay, discharge, settle or satisfy any threatened or actual litigation or any dispute that would reasonably be expected to lead to litigation (whether or not commenced prior to the date of this Agreement), other than (x) the payment, discharge, settlement or satisfaction, solely for cash in amounts (I) not exceeding $250,000 individually or $500,000 in the aggregate, in the ordinary course of business consistent with past practice, (II) as reserved against in full in the LTX-Credence Balance Sheet, or (III) as covered by existing insurance policies, (y) the discharge, settlement or satisfaction of any such litigation or dispute that does not involve any payment by LTX-Credence or any of its Subsidiaries and does not impose any obligation on LTX-Credence or any of its Subsidiaries (other than a non-exclusive license of Intellectual Property that is not material to LTX-Credence and its Subsidiaries, taken as a whole), or (B) waive the benefits of, modify in any manner, amend, terminate, assign, release any Person from or knowingly fail to enforce, any confidentiality, “standstill,” or similar agreement to which LTX-Credence or any of its Subsidiaries is a party or of which LTX-Credence or any of its Subsidiaries is a beneficiary;

(xiv) Write up, write down or write off the book value of any assets, individually or in the aggregate, for LTX-Credence and its Subsidiaries, taken as a whole, other than (A) in the ordinary course of business consistent with past practice, (B) as may be required by GAAP or (C) otherwise not in excess of $500,000;

(xv) Take any action to render inapplicable, or to exempt any third Person (other than the Verigy Parties) from the provisions of any applicable Legal Requirement that purports to limit or restrict business combinations or the ability to acquire or vote shares of capital stock;

(xvi) (A) Make any material increase in the amount of compensation or any material increase in the fringe benefits of, pay any bonus to or grant severance or termination pay to any LTX-Credence Employee other than increases in base salary of less than 3.5% or grants, fringe benefits increases or payments in the ordinary course of business consistent in time and amount with past practice, (B) make any material increase in or commitment to materially increase the benefits or expand the eligibility under any LTX-Credence Benefit Plan (including any severance plan or arrangement), adopt or materially amend or make any commitment to adopt or materially amend any LTX-Credence Benefit Plan or make any contribution, other than regularly scheduled contributions, to any LTX-Credence Benefit Plan, (C) waive any stock repurchase rights, accelerate, amend or change the period of exercisability of LTX-Credence Options, LTX-Credence Restricted Shares or LTX-Credence Restricted Share Units, or reprice any LTX-Credence Options or authorize cash payments in exchange for any LTX-Credence Options, other than pursuant to arrangements in effect as of the date hereof or disclosed pursuant to this Section 4.1, (D) enter into any employment, severance, termination or indemnification agreement with any LTX-Credence Employee or enter into any collective bargaining, works council or trade union agreement, (other than (i) offer letters entered into in the ordinary course of business consistent with past practice with employees who are terminable “at will,” provided that any such offer letter does not provide for annual compensation in excess of $200,000 or equity awards other than LTX-Credence Routine Grants, or (ii) severance agreements with non-officer LTX-Credence Employees entered into in the ordinary course of business consistent with past practice), (E) grant any stock appreciation right, phantom stock award, stock-related award or performance award (whether payable in cash, shares or otherwise) to any Person (including any LTX-Credence Employee), or (F) enter into any agreement with any LTX-Credence Employee the benefits of which are (in whole or in part) contingent or the terms of which are materially altered upon the occurrence of a transaction involving LTX-Credence of the nature contemplated hereby; provided, however, that, in each case of (A) through (F), nothing herein shall be construed as prohibiting LTX-Credence from granting LTX-Credence Options or LTX-Credence Restricted Share Units that are LTX-Credence Routine Grants;

(xvii) Enter into, amend or extend any collective bargaining agreement;

(xviii) Transfer or license to any Person or otherwise extend, amend or modify in any material respect any rights to LTX-Credence IP, or enter into any agreements or make other commitments to grant, transfer or license to any Person material future patent rights, in each case, other than non-exclusive licenses granted to customers, resellers and end users in the ordinary course of business consistent with past practices, or grant any exclusive rights with respect to any Intellectual Property;

(xix) Enter into any Contracts containing, or otherwise subjecting LTX-Credence, the Surviving Corporation or Verigy or any of their respective Subsidiaries to, any material non-competition or material exclusivity restrictions on the operation of the business of LTX-Credence or the Surviving Corporation or Verigy or any of their respective Subsidiaries;

(xx) Incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of LTX-Credence or any of its Subsidiaries, guarantee any debt securities of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of any other Person (other than any wholly-owned Subsidiary of it) or enter into any arrangement having the economic effect of any of the foregoing, other than (A) guarantees and letters of credit issued to suppliers of LTX-Credence or any of its Subsidiaries in the ordinary course of business, (B) loans or advances to direct or indirect wholly owned Subsidiaries in the ordinary course of business consistent with past practice, or (C) in connection with the financing of ordinary course trade payables, in any such case consistent with past practice;

(xxi) Hire or promote any officer- level employee or appoint a new member of the board of directors of LTX-Credence or any of its Subsidiaries;

(xxii) Forgive any loans to any of its employees, officers or directors or any employees, officers or directors of any of its Subsidiaries;

(xxiii) Make any capital expenditures other than in the ordinary course of business consistent with past practice and in an amount not in excess of $1,000,000 individually or $7,500,000 in the aggregate;

(xxiv) Enter into, modify or amend in a manner materially adverse to LTX-Credence and its Subsidiaries, taken as a whole, or terminate, any LTX-Credence Material Contract, or waive, release or assign any material rights or claims thereunder, in each case, in a manner materially adverse to LTX-Credence and its Subsidiaries, taken as a whole;

(xxv) Knowingly take any action that is intended or would reasonably be expected to result in any of the conditions to the Transaction set forth in Article VI not being satisfied;

(xxvi) Except as expressly contemplated by this Agreement, take any actions that would result in restructuring charges pursuant to GAAP in excess of $250,000 in the aggregate;

(xxvii) Enter into any new line of business material to LTX-Credence and its Subsidiaries, taken as a whole;

(xxviii) Fail to use commercially reasonable efforts to maintain in full force and effect insurance coverage substantially similar to insurance coverage maintained on the date hereof; or

(xxix) Agree in writing to take any of the actions described in (i) through (xxviii) above.

4.2 Conduct of Business by Verigy and Holdco.

(a) Ordinary Course. During the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, Verigy shall, and shall cause each of its Subsidiaries to, except as otherwise expressly required by this Agreement, by Legal Requirements or by the terms of any Contract in effect on the date hereof and made available to LTX-Credence or to the extent that LTX-Credence shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed) (i) use commercially reasonable efforts to carry on its business in the ordinary course, in substantially the same manner as heretofore conducted and in compliance with all applicable Legal Requirements, (ii) pay its debts and taxes when due subject to good faith disputes over such debts or taxes, and pay or perform other material obligations when due, subject to good faith disputes over such obligations, and (iii) use commercially reasonable efforts to (A) preserve intact its present business organization, (B) keep available the services of its present executive officers and key employees, and (C) preserve its relationships with material customers, suppliers, licensors, licensees and others with which it has material business dealings.

(b) Required Consent. In addition, without limiting the generality of Section 4.2(a), except as required by the terms of this Agreement, by Legal Requirements or by the terms of any Contract in effect on the date hereof and made available to LTX-Credence or as provided in Article IV of the Verigy Disclosure Schedule, without the prior written consent of LTX-Credence (which consent shall not be unreasonably withheld, delayed or conditioned), during the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, Verigy shall not do any of the following, and shall not permit Holdco or any of Verigy’s Subsidiaries to do any of the following:

(i) Declare, set aside or pay any dividends on or make any other actual, constructive or deemed distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock other than a cash management transaction between Verigy and a wholly-owned Subsidiary of it, or between wholly-owned Subsidiaries of Verigy in the ordinary course of business consistent with past practice;

(ii) Purchase, redeem or otherwise acquire, directly or indirectly, any shares of its capital stock or the capital stock of its Subsidiaries, except in connection with the withholding of shares to pay tax withholding obligations and/or exercise or purchase price, or repurchases of shares at cost in connection with the termination of the employment relationship with any Verigy Employee, in each case, pursuant to stock option, equity award or purchase agreements in effect on the date hereof or entered into in the ordinary course of business after the date hereof pursuant to Section 4.2(b)(iii)(C); provided, however, that nothing in this subparagraph (ii) shall prohibit Verigy from dissolving and/or merging into any of its Subsidiaries certain other Subsidiaries that are not material to it and its Subsidiaries, taken as a whole;

(iii) Authorize for issuance, issue, deliver, sell, pledge or otherwise encumber any shares of capital stock, or any securities convertible into shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into shares of capital stock, or enter into other agreements or commitments obligating it to issue any such securities or rights, other than: (A) issuances of Verigy Ordinary Shares upon the exercise of Verigy Options, warrants or other rights of Verigy or the settlement of Verigy Restricted Share Units existing on the date hereof in accordance with their present terms or granted pursuant to clause (C) hereof, (B) issuances of Verigy Ordinary Shares to participants in any employee share purchase plan of Verigy pursuant to the terms thereof or (C) grants of stock options or other stock based awards (including Verigy Restricted Shares and Verigy Restricted Share Units) of, or to acquire, Verigy Ordinary Shares granted under the Verigy Share Plans in effect on the date hereof, in each case (x) in the ordinary course of business consistent with past practice, (y) with respect to stock options, granted with an exercise price no less than the fair market value of Verigy Ordinary Shares on the date of grant and not subject to any accelerated vesting or other provision that would be triggered solely as a result of the consummation of the transactions contemplated hereby and (z) for up to 1,600,000 Verigy Ordinary Shares in the aggregate (“Verigy Routine Grants”);

(iv) Propose, cause or permit any amendments to any of the Verigy Charter Documents, the Holdco Charter Documents or Subsidiary Charter Documents of any Subsidiary of Verigy except the Charter Amendment;

(v) Propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of it or any of its Subsidiaries (other than the transactions contemplated hereby); provided, however, that nothing in this paragraph shall prohibit Verigy from dissolving and/or merging into any of its Subsidiaries certain other Subsidiaries that are not material to it and its Subsidiaries, taken as a whole;

(vi) (A) Acquire (by merger, consolidation or acquisition of stock or assets) any other Person or any equity interest therein, or (B) acquire any material property or assets in any single transaction or series of related transactions, except for (i) transactions pursuant to existing Contracts disclosed in the Verigy Disclosure Schedule or (ii) transactions not in excess of $500,000 individually, or $1,000,000 in the aggregate;

(vii) Enter into any binding agreement, agreement in principle, letter of intent, memorandum of understanding or similar agreement with respect to any joint venture, joint development, strategic partnership or alliance that is material, individually or in the aggregate, to the business of Verigy and its Subsidiaries, taken as a whole;

(viii) Sell, lease, exclusively license, encumber or otherwise convey or dispose of any properties or assets material to the business of Verigy and its Subsidiaries, taken as a whole, except (A) sales of inventory, products or equipment in the ordinary course of business consistent with past practice or (B) the sale, lease or disposition of excess or obsolete property or assets in the ordinary course of business consistent with past practice, in each case, which are not material, individually or in the aggregate, to the business of Verigy and its Subsidiaries taken as a whole;

(ix) Make any loans, advances or capital contributions to any Person, other than: (A) loans or investments by it or a wholly-owned Subsidiary of it to or in it or any wholly-owned Subsidiary of it or (B) employee loans or advances for travel and entertainment expenses made in the ordinary course of business consistent with past practice;

(x) Except as required by GAAP or applicable Legal Requirements, make any material change in its methods, principles or practices of accounting;

(xi) Make or change any material Tax election, adopt or change any accounting method in respect of Taxes that affects in any material respect the Tax liability or Tax attributes of Verigy or any of its Subsidiaries, file any material amended Tax Return, enter into any closing agreement in respect of material Taxes, settle or compromise any material Tax liability or consent to any extension or waiver of any limitation period with respect to material Taxes;

(xii) Except as required by GAAP or applicable Legal Requirements, materially revalue any of its properties or assets other than in the ordinary course of business consistent with past practice;

(xiii) (A) Pay, discharge, settle or satisfy any threatened or actual litigation or any dispute that would reasonably be expected to lead to litigation (whether or not commenced prior to the date of this Agreement), other than (x) the payment, discharge, settlement or satisfaction, solely for cash in amounts (I) not exceeding $250,000 individually or $500,000 in the aggregate, in the ordinary course of business consistent with past practice, (II) as reserved against in full in the Verigy Balance Sheet, or (III) as covered by existing insurance policies, (y) the discharge, settlement or satisfaction of any such litigation or dispute that does not involve any payment by Verigy or any of its Subsidiaries and does not impose any obligation on Verigy or any of its Subsidiaries (other than a non-exclusive license of Intellectual Property that is not material to Verigy and its Subsidiaries, taken as a whole), or (B) waive the benefits of, modify in any manner, amend, terminate, assign, release any Person from or knowingly fail to enforce, any confidentiality, “standstill,” or similar agreement to which Verigy or any of its Subsidiaries is a party or of which Verigy or any of its Subsidiaries is a beneficiary;

(xiv) Write up, write down or write off the book value of any assets, individually or in the aggregate, for Verigy and its Subsidiaries, taken as a whole, other than (A) in the ordinary course of business consistent with past practice, (B) as may be required by GAAP or (C) otherwise not in excess of $500,000;

(xv) Take any action to render inapplicable, or to exempt any third Person (other than LTX-Credence) from the provisions of any applicable Legal Requirement that purports to limit or restrict business combinations or the ability to acquire or vote shares of capital stock;

(xvi) (A) Make any material increase in the amount of compensation or any material increase in the fringe benefits of, pay any bonus to or grant severance or termination pay to any Verigy Employee other than increases in base salary of less than 3.5% or grants, fringe benefit increases or payments in the ordinary course of business consistent in time and amount with past practice, (B) make any material increase in or commitment to materially increase the benefits or expand the eligibility under any Verigy Benefit Plan (including any severance plan or arrangement), adopt or materially amend or make any commitment to adopt or materially amend any Verigy Benefit Plan or make any contribution, other than regularly scheduled contributions, to any Verigy Benefit Plan, (C) waive any stock repurchase rights, accelerate, amend or change the period of exercisability of Verigy Options, Verigy Restricted Shares or Verigy Restricted Share Units, or reprice any Verigy Options or authorize cash payments in exchange for any Verigy Options, other than pursuant to arrangements in effect as of the date hereof or disclosed pursuant to this Section 4.2, (D) enter into any employment, severance, termination or indemnification agreement with any Verigy Employee or enter into any collective bargaining, works council or trade union agreement, (other than (i) offer letters entered into in the ordinary course of business consistent with past practice with employees who are terminable “at will,” provided that any such offer letter does not provide for annual compensation in excess of $200,000 or equity awards other than Verigy Routine Grants, or (ii) severance agreements with non-officer Verigy Employees entered into in the ordinary course of business consistent with past practice), (E) grant any stock appreciation right, phantom stock award, stock-related award or performance award (whether payable in cash, shares or otherwise) to any Person (including any Verigy Employee), or (F) enter into any agreement with any Verigy Employee the benefits of which are (in whole or in part) contingent or the terms of which are materially altered upon the occurrence of a transaction involving Verigy of the nature contemplated hereby; provided, however, that in each case of (A) - (F), nothing herein shall be construed as prohibiting Verigy from granting Verigy Options or Verigy Restricted Share Units that are Verigy Routine Grants;

(xvii) Enter into, amend or extend any collective bargaining agreement;

(xviii) Transfer or license to any Person or otherwise extend, amend or modify in any material respect any rights to Verigy IP, or enter into any agreements or make other commitments to grant, transfer or license to any Person material future patent rights, in each case, other than non-exclusive licenses granted to customers, resellers and end users in the ordinary course of business consistent with past practices, or grant any exclusive rights with respect to any Intellectual Property;

(xix) Enter into any Contracts containing, or otherwise subjecting Verigy, the Surviving Corporation, Holdco or LTX-Credence or any of their respective Subsidiaries to, any material non-competition or material exclusivity restrictions on the operation of the business of Verigy or the Surviving Corporation or LTX-Credence or any of their respective Subsidiaries;

(xx) Incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Verigy, Holdco or any of Verigy’s Subsidiaries, guarantee any debt securities of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of any other Person (other than any wholly-owned Subsidiary of it) or enter into any arrangement having the economic effect of any of the foregoing, other than (A) guarantees and letters of credit issued to suppliers of Verigy or any of its Subsidiaries in the ordinary course of business, (B) loans or advances to direct or indirect wholly owned Subsidiaries in the ordinary course of business consistent with past practice or (C) in connection with the financing of ordinary course trade payables, in any such case consistent with past practice;

(xxi) Hire or promote any officer-level employee or appoint a new member of the board of directors of Verigy, Holdco or any of Verigy’s Subsidiaries;

(xxii) Forgive any loans to any of its employees, officers or directors or any employees, officers or directors of any of its Subsidiaries;

(xxiii) Make any capital expenditures other than in the ordinary course of business consistent with past practice and in an amount not in excess of $1,000,000 individually or $7,500,000 in the aggregate;

(xxiv) Enter into, modify or amend in a manner materially adverse to Verigy and its Subsidiaries, taken as a whole, or terminate any Verigy Material Contract, or waive, release or assign any material rights or claims thereunder, in each case, in a manner materially adverse to Verigy and its Subsidiaries, taken as a whole;

(xxv) Knowingly take any action that is intended or would reasonably be expected to result in any of the conditions to the Transaction set forth in Article VI not being satisfied;

(xxvi) Except as expressly contemplated by this Agreement, take any actions that would result in restructuring charges pursuant to GAAP in excess of $250,000 in the aggregate;

(xxvii) Enter into any new line of business material to Verigy and its Subsidiaries, taken as a whole;

(xxviii) Fail to use commercially reasonable efforts to maintain in full force and effect insurance coverage substantially similar to insurance coverage maintained on the date hereof; or

(xxix) Agree in writing to take any of the actions described in (i) through (xxviii) above.

(c) During the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, Holdco shall not carry out any business, take any actions other than the transactions contemplated by this Agreement or take any of the actions prohibited with respect to Verigy or its Subsidiaries under Section 5.3.

ARTICLE V

ADDITIONAL AGREEMENTS

5.1 Proxy Statement/Prospectus; Registration Statement.

(a) As promptly as practicable after the execution of this Agreement, (a) each of Verigy, Holdco and LTX-Credence shall prepare and file with the SEC (as part of the Registration Statement) the Proxy Statement/Prospectus relating to the respective Shareholders’ Meetings of each of Verigy and LTX-Credence to be held to consider the approval of the Share Issuance, the Charter Amendment, and the Holdco Reorganization (unless the Holdco Reorganization is withdrawn or abandoned in accordance with Section 5.19 hereof), in the case of Verigy, and approval of this Agreement, in the case of LTX-Credence, and (b) each of Verigy and Holdco shall prepare and file with the SEC the Registration Statement in which the Proxy Statement/Prospectus will be included as a prospectus in connection with the registration under the Securities Act of the Issued Ordinary Shares to be issued in connection with the Transaction; provided, however, that Verigy shall not be required to file with the SEC the Proxy Statement/Prospectus or the Registration Statement prior to the filing of its Annual Report on Form 10-K for its fiscal year ended October 31, 2010. Each of Verigy, Holdco and LTX-Credence shall provide promptly to the other such information concerning its business affairs and financial statements as, in the reasonable judgment of the providing party or its counsel, may be required or appropriate for inclusion in the Proxy Statement/Prospectus and the Registration Statement pursuant to this Section 5.1, or in any amendments or supplements thereto, and shall cause its counsel and auditors to cooperate with the other’s counsel and auditors in the preparation and filing of the Proxy Statement/Prospectus and the Registration Statement. Each of Verigy, Holdco and LTX-Credence will respond to any comments from the SEC, will use its reasonable best efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Holdco LTX-Credence Merger or the LTD LTX-Credence Merger, as applicable, and the transactions contemplated hereby. Each of Verigy, Holdco and LTX-Credence will notify the other promptly upon the receipt of any comments from the SEC or its staff in connection with the filing of, or amendments or supplements to, the Registration Statement and/or the Proxy Statement/Prospectus. Whenever Verigy, Holdco or LTX-Credence becomes aware of the occurrence of any event which is required to be set forth in an amendment or supplement to the Proxy Statement/Prospectus or the Registration Statement, Verigy, Holdco or LTX-Credence, as the case may be, will promptly inform the other of such occurrence and cooperate in filing with the SEC or its staff, and/or mailing to shareholders of Verigy and/or LTX-Credence, such amendment or supplement. Each of Verigy, Holdco and LTX-Credence shall cooperate and, except in the case of any filing made with respect to an Acquisition Proposal or a Change of Recommendation, provide the other (and its counsel) with a reasonable opportunity to review and comment on any amendment or supplement to the Registration Statement and Proxy Statement/Prospectus prior to filing such with the SEC, and will provide each other with a copy of all such filings made with the SEC. Verigy, Holdco and LTX-Credence will cause the Proxy Statement/Prospectus to be mailed to the respective LTX-Credence and Verigy shareholders at the earliest practicable time after the Registration Statement is declared effective by the SEC. Each of the parties hereto shall cause the Proxy Statement/Prospectus and the Registration Statement to comply as to form and substance as to such party in all material respects with the applicable requirements of (i) the Exchange Act, (ii) the Securities Act, and (iii) the rules and regulations of Nasdaq.

(b) Except as otherwise set forth in this Agreement, no amendment or supplement (including by incorporation by reference) to the Joint Proxy Statement/Prospectus or the Registration Statement shall be made without the approval of Verigy, Holdco and LTX-

Credence, which approval shall not be unreasonably withheld, conditioned or delayed; provided that each of Verigy and LTX-Credence, in connection with a respective Change of Recommendation, may amend or supplement the proxy statement for Verigy, the proxy statement for LTX-Credence or the Registration Statement (including by incorporation by reference) pursuant to a Qualifying Amendment to effect such change, and in such event, the right of approval set forth in this Section 5.1(b) shall apply only with respect to such information, if any, relating to the other party or its business, financial condition or results of operations, and shall be subject to the right of each party to have its Board of Directors’ deliberations and conclusions be accurately described. A “Qualifying Amendment” means an amendment or supplement to the proxy statement for Verigy, the proxy statement for LTX-Credence or the Registration Statement (including by incorporation by reference) to the extent it contains (i) a Change of Recommendation, (ii) a statement of the reasons of the Board of Directors of Verigy or LTX-Credence (as the case may be) for making such Change of Recommendation and (iii) additional information reasonably related to or in anticipation of any of the foregoing.

(c) The Registration Statement and the Proxy Statement/Prospectus shall comply in all material respects as to form and substance with the requirements of the Securities Act and the Exchange Act. Without limiting the generality of the foregoing, the information supplied or to be supplied by either party hereto for inclusion or incorporation by reference in the Registration Statement shall not, at the time the Registration Statement is filed with the SEC or declared effective by the SEC or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information supplied or to be supplied by either party hereto for inclusion or incorporation by reference in the Proxy Statement/Prospectus shall not, on the date the Proxy Statement/Prospectus (or any amendment thereof or supplement thereto) is first mailed to shareholders of Verigy and LTX-Credence, at the time of each of the Shareholders’ Meetings, or as of the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Notwithstanding anything to the contrary set forth herein, no representation or warranty is made by (i) Verigy or Holdco with respect to statements of LTX-Credence or (ii) LTX-Credence with respect to statements of Verigy or Holdco, in each case made or incorporated by reference in the Registration Statement or the Proxy Statement/Prospectus about the other party supplied by such other party for inclusion or incorporation by reference in the Registration Statement or the Proxy Statement/Prospectus.

(d) LTX-Credence and Verigy shall make any necessary filings with respect to the Transaction under the Securities Act and the Exchange Act and the rules and regulations thereunder. In addition, Verigy and Holdco, if applicable, shall use reasonable best efforts to take all actions required under any applicable federal or state securities or blue sky laws in connection with the issuance of Issued Ordinary Shares in the Transaction.

5.2 Meeting of Shareholders; Board Recommendation.

(a) Meeting of Shareholders. Promptly after the Registration Statement is declared effective under the Securities Act, each of Verigy and LTX-Credence will take all action necessary or advisable in accordance with applicable Legal Requirements, its memorandum and articles of association or articles of organization and bylaws, to duly call, give notice of, convene and hold a meeting of its shareholders (each, a “Shareholders’ Meeting”) to be held as promptly as practicable after the declaration of effectiveness of the Registration Statement to consider (x) in the case of Verigy, the approval of the Share Issuance, the Charter Amendment, and the Holdco Reorganization (unless the Holdco Reorganization is withdrawn or abandoned in accordance with Section 5.19 hereof), and (y) in the case of LTX-Credence, approval of this Agreement. Notwithstanding anything to the contrary set forth herein, each of LTX-Credence and Verigy may, in its sole discretion, hold the Shareholders’ Meetings contemplated hereunder as part of their respective annual meetings of shareholders, but both parties shall only submit to their respective shareholders at the Shareholders’ Meetings the proposals contemplated by this Agreement and any other proposals mutually agreed upon by Verigy and LTX-Credence. Each of Verigy and LTX-Credence will use commercially reasonable efforts to hold their respective Shareholders’ Meetings on the same date and at the same time. Subject to Section 5.3(d), each of Verigy and LTX-Credence will use commercially reasonable efforts to (i) solicit from their respective shareholders votes and/or proxies in favor of, in the case of Verigy, the Share Issuance, the Charter Amendment, and the Holdco Reorganization (unless the Holdco Reorganization is withdrawn or abandoned in accordance with Section 5.19 hereof) and, in the case of LTX-Credence, the approval of this Agreement and (ii) secure the vote or consent of its shareholders required by the rules of Nasdaq or applicable Legal Requirements to obtain such approvals, including engaging one or more nationally recognized proxy solicitation firms and information agents to assist in such solicitation. Notwithstanding anything to the contrary contained in this Agreement, Verigy or LTX-Credence, as the case may be, may adjourn or postpone its Shareholders’ Meeting to the extent necessary (A) to provide any necessary supplement or amendment to the Proxy Statement/Prospectus to its respective shareholders in advance of the vote on the approval of (in the case of Verigy) the Share Issuance, the Charter Amendment, and the Holdco Reorganization (unless the Holdco Reorganization is withdrawn or abandoned in accordance with Section 5.19 hereof) or the approval of this Agreement (in the case of LTX-Credence), (B) if as of the time for which the Shareholders’ Meeting is originally scheduled (as set forth in the Proxy Statement/Prospectus) there are insufficient shares of capital stock represented (either in person or by proxy) to approve such matters thereat or to constitute a quorum necessary to conduct the business of such Shareholders’ Meeting or (C) if the other party has adjourned or postponed its Shareholders’ Meeting for any of the foregoing reasons. Each of Verigy and LTX-Credence shall ensure that its respective Shareholders’ Meeting is duly called, noticed, convened, held and conducted, and that all proxies solicited by it in connection with its Shareholders’ Meeting are solicited, in compliance with all applicable Legal Requirements, its memorandum and articles of association or articles of organization and bylaws, the rules of Nasdaq and all other applicable Legal Requirements. The obligation of Verigy or LTX-Credence, as the case may be, to call, give notice of, convene and hold its Shareholders’ Meeting in accordance with this Section 5.2(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to it of any Acquisition Proposal with respect to it, or by any withdrawal, amendment or modification of the recommendation of its Board of Directors with respect to the Holdco LTX-Credence Merger or the LTD LTX-Credence Merger, as applicable, this Agreement, the Charter Amendment, the Share Issuance or the Holdco Reorganization.

(b) Board Recommendation. Except to the extent expressly permitted by Sections 5.3(d) and 5.19: (i) the Board of Directors of each of Verigy and LTX-Credence shall recommend that its respective shareholders vote in favor of, in the case of Verigy, the Share Issuance, the Charter Amendment and the Holdco Reorganization (unless the Holdco Reorganization is withdrawn or abandoned in accordance with Section 5.19 hereof), in the case of LTX-Credence, the approval of this Agreement, at their respective Shareholders’ Meetings, (ii) the Proxy Statement/Prospectus shall include a statement to the effect that the Board of Directors of Verigy has recommended that Verigy’s shareholders vote in favor of the Share Issuance, the Charter Amendment and the Holdco Reorganization (unless the Holdco Reorganization is withdrawn or abandoned in accordance with Section 5.19 hereof) at Verigy’s Shareholders’ Meeting and the Board of Directors of LTX-Credence has recommended that LTX-Credence’s shareholders vote in favor of approval of this Agreement at LTX-Credence’s Shareholders’ Meeting, and (iii) neither the Board of Directors of Verigy or LTX-Credence nor any committee thereof shall withdraw, amend, modify, qualify or condition in a manner adverse to the other party hereto or publicly propose or resolve to withdraw, amend, modify, qualify or condition in a manner adverse to the other party hereto, the recommendation of its respective Board of Directors as set forth in the preceding clauses.

5.3 Acquisition Proposals.

(a) No Solicitation. From the date hereof until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, each of Verigy and LTX-Credence agrees that neither it nor any of its Subsidiaries nor any of the officers and directors of it or its Subsidiaries shall, and that it shall not authorize or permit its and its Subsidiaries’ employees, agents and representatives (including any investment banker, financial advisor, attorney, accountant, agent or other representative retained by it or any of its Subsidiaries) (collectively, “Representatives”) to, directly or indirectly: (i) solicit, initiate, knowingly encourage or knowingly facilitate any inquiry with respect to, the making, submission or announcement of, any Acquisition Proposal relating to Verigy or LTX-Credence, respectively, (ii) participate or engage in any discussions or negotiations regarding, or furnish to any Person any non-public information with respect to or for the purpose of facilitating, or knowingly take any other action to facilitate any inquiries or the making of any proposal that constitutes or could reasonably be expected to lead to, any Acquisition Proposal, (iii) terminate, amend, release or authorize the release of any Person from, or expressly waive or authorize the waiver of any provision of, any confidentiality, “standstill” or similar agreement under which it or any of its Subsidiaries has any rights or fail to enforce or cause to be enforced in all material respects each such agreement at the request of Verigy (in the case of an agreement under which LTX-Credence has rights) or LTX-Credence (in the case of an agreement under which Verigy has rights), (iv) take any action to render inapplicable, or to exempt any third Person from, any Legal Requirement that purports to limit or restrict business combinations or the ability to acquire or vote shares of capital stock, (v) publicly approve, endorse or recommend any Acquisition Proposal relating to LTX-Credence or Verigy, respectively, (vi) enter into any letter of intent or similar Contract contemplating or otherwise relating to any Acquisition Proposal or transaction contemplated thereby (other than a confidentiality agreement as contemplated by Section 5.3(c)(i)) or (vii) propose publicly or agree to any of the foregoing with respect to an Acquisition Proposal relating to LTX-Credence or Verigy, respectively. Each of Verigy and LTX-Credence and their respective Subsidiaries and Representatives will immediately cease any and all existing activities, discussions or negotiations with any third parties conducted heretofore with respect to any Acquisition Proposal with respect to itself.

(b) Notification of Unsolicited Acquisition Proposals.

(i) As promptly as practicable (but in any event within one business day) after receipt of any Acquisition Proposal by Verigy, LTX-Credence or their respective Representatives, or any material modification of or material amendment to any Acquisition Proposal or any request of Verigy, LTX-Credence or their respective Representatives for nonpublic information or inquiry which could reasonably be expected to lead to an Acquisition Proposal, Verigy or LTX-Credence, as the case may be, shall provide the other party with oral and written notice of the material terms and conditions of such Acquisition Proposal, request or inquiry, and the identity of the Person or group making any such Acquisition Proposal, request or inquiry and a copy of all written and electronic materials provided in connection with such Acquisition Proposal, request or inquiry. The recipient of such Acquisition Proposal, request or inquiry shall provide the other party hereto as promptly as practicable (but in any event within one business day) oral and written notice setting forth all such information as is reasonably necessary to keep the other party hereto informed in all material respects of the status and details (including all amendments or proposed amendments) of any such Acquisition Proposal, request or inquiry and shall promptly (but in any event within one business day) provide the other party hereto a copy of all written and electronic materials subsequently provided in connection with such Acquisition Proposal, request or inquiry.

(ii) Verigy or LTX-Credence, as the case may be, shall provide the other with one business day prior notice (or such lesser prior notice as is provided to the members of its Board of Directors) of any meeting of its Board of Directors at which its Board of Directors is reasonably expected to consider any Acquisition Proposal.

(c) Superior Offers. Notwithstanding anything to the contrary contained in Section 5.3(a), in the event that Verigy or LTX-Credence, as the case may be, receives an unsolicited, bona fide written Acquisition Proposal from a third party that its Board of Directors has in good faith concluded (following consultation with its outside legal counsel and its financial advisor) is, or is reasonably likely to lead to, a Superior Offer, Verigy or LTX-Credence, as the case may be, may then take any or all of the following actions (but only (1) if such party has not materially breached Section 5.3 in connection with such Acquisition Proposal, (2) such party’s Shareholders’ Meeting has not occurred and (3) to the extent the Board of Directors of such party concludes in good faith (after consultation with its outside legal counsel) that the failure to do so would be reasonably likely to result in a breach of its fiduciary duties under applicable Legal Requirements):

(i) Furnish nonpublic information to the third party making such Acquisition Proposal, provided that (A) at least forty-eight (48) hours prior to furnishing any such nonpublic information to such party, it gives the other party hereto written notice of its intention to furnish such nonpublic information and the identity of the Person or group making any such Acquisition Proposal and a copy of all written and electronic materials provided in connection with such Acquisition Proposal, (B) it receives from the third party an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such third party on LTX-Credence’s or Verigy’s behalf, as the case may be, the terms of which are at least as restrictive as the terms contained in the Confidentiality Agreement, provided that such agreement need not contain any standstill provisions and shall not contain terms which prevent LTX-Credence or Verigy, as the case may be, from complying with its obligations under this Section 5.3, and (C) contemporaneously with furnishing any such nonpublic information to such third party, it furnishes such nonpublic information to the other party hereto (to the extent such nonpublic information has not been previously so furnished or made available); and

(ii) Engage in negotiations with the third party with respect to the Acquisition Proposal, provided that at least forty-eight (48) hours prior to entering into negotiations with such third party, it gives the other party hereto written notice of such party’s intention to enter into negotiations with such third party.

(d) Change of Recommendation.

(i) Notwithstanding Section 5.2(b), in response to the receipt of a Superior Offer that has not been withdrawn, the Board of Directors of Verigy or LTX-Credence, as the case may be, may withhold, withdraw, amend, modify, qualify or condition in a manner adverse to the other its recommendation in favor of, in the case of Verigy, the approval of the Share Issuance, the Charter Amendment, and in the case of LTX-Credence, approval of this Agreement, in each case, in a manner adverse to the other party, and in the case of a Superior Offer that is a tender or exchange offer, recommend that its shareholders accept the tender or exchange offer (any of the foregoing actions, whether by a Board of Directors or a committee thereof, a “Change of Recommendation”), if all of the following conditions in clauses (1) through (5) are met:

(1) Its Shareholders’ Meeting has not occurred;

(2) It shall have (A) provided the other party hereto with written notice of its intention to effect a Change of Recommendation (a “Change of Recommendation Notice”) at least five business days prior to effecting a Change of Recommendation that relates to (i) a Superior Offer or (ii) any material change to the terms of a Superior Offer to which a previous Change of Recommendation Notice applies, which shall state expressly (I) that it has received a Superior Offer, (II) the material terms and conditions of the Superior Offer and the identity of the Person or group making the Superior Offer, and (III) that it intends to effect a Change of Recommendation and the manner in which it intends to do so (it being understood and agreed that such notice and such statement shall not constitute a Change of Recommendation), (B) provided to the other party hereto a copy of all materials and information delivered or made available to the Person or group making the Superior Offer it has received and (C) provided the other party has the opportunity to meet and discuss a modification of the terms and conditions of this Agreement so that the transactions contemplated hereby may be effected and so that the transaction theretofore determined to be a Superior Offer no longer constitutes a Superior Offer;

(3) Either (A) on or before the expiration of the five business day period following the delivery to the other party hereto of any Change of Recommendation Notice, the other party hereto does not make a written offer, which shall be binding and enforceable against the other party and capable of acceptance by Verigy or LTX-Credence, as the case may be (a “Matching Bid”), in response to such Superior Offer, or (B) following receipt of a Matching Bid within the five business day period following the delivery to the other party hereto of any Change of Recommendation Notice, the Board of Directors of Verigy or LTX-Credence, as the case may be, determines in good faith (at a meeting of the Board of Directors of Verigy or LTX-Credence, as the case may be, at which it consults prior to such determination with its outside legal counsel and its financial advisor) that after taking into account the Matching Bid, that the Superior Offer to which the Change of Recommendation Notice applies continues to be a Superior Offer;

(4) Its Board of Directors has concluded in good faith, following consultation with its outside legal counsel, that, in light of such Superior Offer and after taking into consideration the Matching Bid, if any, the failure of the Board of Directors to effect a Change of Recommendation would be reasonably likely to result in a breach of its fiduciary duties under applicable Legal Requirements; and

(5) It shall not have materially breached any of the provisions set forth in Section 5.2 or this Section 5.3 (including Section 5.3(b)) in connection with such Acquisition Proposal.

(ii) In addition, and notwithstanding anything to the contrary set forth herein, at any time prior to obtaining, in the case of the shareholders of Verigy, approval of the Share Issuance, and the Charter Amendment, or in the case of the shareholders of LTX-Credence, the approval of this Agreement, the Board of Directors of LTX-Credence or Verigy, as the case may be, may, in response to a material development or change in circumstances occurring, arising or coming to the attention of such Board of Directors after the date hereof (and not relating to any Acquisition Proposal) (such material development or change in circumstances, an “Intervening Event”), make a Change of Recommendation if such Board of Directors has concluded in good faith, after consultation with its outside legal advisors, that, in light of such Intervening Event, the failure of such Board of Directors to effect such a Change of Recommendation would be reasonably likely to result in a breach of its fiduciary duties under applicable Legal Requirements; provided, however, that (A) such party shall send to the other party hereto written notice of its intention to effect a Change of Recommendation, specifying in reasonable detail the reasons therefor, at least five business days prior to effecting a Change of Recommendation, (B) such party shall provide the other an opportunity to meet and discuss the basis for a Change of Recommendation, the other party’s reaction thereto and any possible modification to the terms and conditions of this Agreement in response thereto so that the transactions contemplated hereby may be effected and (C) after such discussions, the board of directors of the party proposing to take such action concludes, after consultation with its outside legal advisors, that the failure to effect a Change of Recommendation would be reasonably likely to result in a breach of its fiduciary duties under applicable Legal Requirements.

(iii) Neither the Board of Directors of LTX-Credence nor the Board of Directors of Verigy shall make any Change of Recommendation other than in compliance with and as permitted by this Section 5.3(d).

(e) Continuing Obligation to Call, Hold and Convene Shareholders’ Meeting; No Other Vote. Notwithstanding anything to the contrary contained in this Agreement, the obligation of Verigy or LTX-Credence, as the case may be, to call, give notice of, convene and hold its Shareholders’ Meeting, and to take a vote, in the case of Verigy, on the Share Issuance, the Charter Amendment and the Holdco Reorganization (unless the Holdco Reorganization is withdrawn or abandoned in accordance with Section 5.19 hereof) and, in the case of LTX-Credence, on the approval of this Agreement, shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to it of any Acquisition Proposal, or by any Change of Recommendation. Neither Verigy nor LTX-Credence shall submit to the vote of its shareholders any Acquisition Proposal, or publicly propose to do so.

(f) Compliance with Tender Offer Rules; Disclosure. Nothing contained in this Agreement shall prohibit Verigy or LTX-Credence or their respective Boards of Directors from taking and disclosing to the shareholders of Verigy or LTX-Credence, as the case may be, a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making any other disclosure to its shareholders if, in the good faith judgment of the Verigy Board of Directors or the LTX-Credence Board of Directors, as the case may be, after consultation with outside counsel, failure to make such disclosure would be inconsistent with its obligations under applicable Legal Requirements; provided, however, that neither LTX-Credence (with respect to statements made by the LTX-Credence Board of Directors) nor Verigy (with respect to statements made by the Verigy Board of Directors) shall, pursuant to Rule 14e-2(a) under the Exchange Act or Rule 14(d)-9 under the Exchange Act or as required by applicable Legal Requirements, make disclosures that would amount to a Change of Recommendation, other than pursuant to Section 5.3(d).

(g) Certain Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

(i) “Acquisition Proposal” shall mean, with respect to LTX-Credence or Verigy, any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (i) any acquisition or purchase from a party hereto by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act), directly or indirectly, of a fifteen percent (15%) or greater interest in the total outstanding equity interests or voting securities of such party, or any tender offer or exchange offer that if consummated would result in any Person or “group” (as defined in or under Section 13(d) of the Exchange Act) beneficially owning fifteen percent (15%) or more of the total outstanding equity interests or voting securities of a party hereto; (ii) any acquisition or purchase of fifty percent (50%) or more of any class of equity or other voting securities of one or more Subsidiaries of a party hereto the business(es) of which, individually or in the aggregate, generate or constitute fifteen percent (15%) or more of the net revenues, net income or assets (as of or for the twelve (12) month period ending on the last day of the applicable party’s most recently completed fiscal year) of such party and its Subsidiaries, taken as a whole; (iii) any merger, consolidation, business combination or other similar transaction involving a party hereto or one or more of its Subsidiaries the business(es) of which, individually or in the aggregate, generate or constitute fifteen percent (15%) or more of the net revenues, net income or assets (as of or for the twelve (12) month period ending on the last day of the applicable party’s most recently completed fiscal year) of such party and its Subsidiaries, taken as a whole, pursuant to which the shareholders of such party or such Subsidiary or Subsidiaries, as applicable, immediately preceding such transaction hold less than eighty-five percent (85%) of the equity interests in the surviving or resulting entity of such transaction; (iv) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of assets of a party hereto or its Subsidiaries that generate or constitute fifteen percent (15%) or more of the net revenues, net income or assets (as of or for the twelve (12) month period ending on the last day of the applicable party’s most recently completed fiscal year) of such party and its Subsidiaries, taken as a whole; (v) any liquidation, dissolution, recapitalization or other significant corporate reorganization of a party hereto or one or more of its Subsidiaries the business(es) of which, individually or in the aggregate, generate or constitute fifteen percent (15%) or more of the net revenues, net income or assets (as of or for the twelve (12) month period ending on the last day of the applicable party’s most recently completed fiscal year) of such party and its Subsidiaries, taken as a whole; or (vi) any combination of the foregoing.

(ii) “Superior Offer,” with respect to Verigy or LTX-Credence, shall mean an unsolicited, bona fide written offer made by a third party to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, consolidation or other business combination, all or substantially all of the assets of such party or 100% of the total outstanding voting securities of such party on terms that the Board of Directors of such party has in good faith concluded (following consultation with its outside legal counsel and its financial adviser of nationally recognized reputation), taking into account, among other things, the legal, financial, regulatory and other aspects of the offer and the Person making the offer and the strategic and other benefits of the Transaction, as well as any binding counter-offer or proposal made by the other party hereto in accordance with Section 5.3(d)(ii) (i) is reasonably capable of being consummated on the terms proposed, (ii) if consummated on such terms would result in a transaction that is more favorable to such party’s shareholders (in their capacities as shareholders) than the terms of the Transaction, and (iii) is not subject to financing contingencies (and if financing is required, then such financing is fully committed to the third party making the Acquisition Proposal).

(h) Return of Information. Verigy and LTX-Credence shall each use its commercially reasonable efforts to have all copies of all nonpublic information it or its Subsidiaries and its and their Representatives have distributed on or prior to the date of this Agreement to other parties regarding a potential business combination transaction within the 12 months prior to the date of this Agreement returned to it as soon as possible.

(i) Representatives. LTX-Credence and Verigy shall use their respective reasonable best efforts to inform their respective Representatives of the restrictions described in this Section 5.3. It is understood that any violation of the restrictions set forth in this Section 5.3 by any Representative of LTX-Credence or its Subsidiaries, or Verigy or its Subsidiaries, respectively, shall be deemed to be a breach of this Section 5.3 by LTX-Credence or Verigy, respectively.

5.4 Confidentiality; Access to Information; No Modification of Representations, Warranties or Covenants.

(a) Confidentiality. The parties acknowledge that LTX-Credence and Verigy have previously executed a Confidentiality Agreement dated July 29, 2010 (the “Confidentiality Agreement”), which Confidentiality Agreement will continue in full force and effect in accordance with its terms.

(b) Access to Information. During the period commencing with the execution and delivery of this Agreement and ending on the earlier to occur of the Effective Time or the termination of this Agreement pursuant to its terms, LTX-Credence shall afford Verigy and Verigy’s Representatives reasonable access during reasonable hours to its properties, books, records and personnel to obtain all information concerning its business as Verigy may reasonably request (provided, that such access shall be upon reasonable notice to LTX-Credence and shall not unreasonably interfere with the business or operations of LTX-Credence and its Subsidiaries). During the period commencing with the execution and delivery of this Agreement and ending on the earlier to occur of the Effective Time or the termination of this Agreement pursuant to its terms, Verigy shall afford LTX-Credence and LTX-Credence’s Representatives reasonable access during reasonable hours to its properties, books, records and personnel to obtain all information concerning its business as LTX-Credence may reasonably request (provided, that such access shall be upon reasonable notice to Verigy and shall not unreasonably interfere with the business or operations of Verigy and its Subsidiaries). Verigy and LTX-Credence shall hold all information received pursuant to this Section 5.4(b) and pursuant to Section 5.7 confidential in accordance with the terms of the Confidentiality Agreement. Notwithstanding the foregoing, this Section 5.4(b) shall not require any of Verigy, LTX-Credence or any of their respective Subsidiaries to permit any inspection, provide access to or to disclose any information, that would result in (i) the waiver of any applicable attorney-client privilege; provided that such Person shall have used its reasonable best efforts to allow such inspection or disclose such information in a manner that would not result in a waiver of attorney-client privilege, or (ii) the violation of any Legal Requirements promulgated by a Governmental Entity, fiduciary duty or Contract entered into prior to the date of this Agreement; provided that the parties shall use their reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure under the circumstances in which the restrictions in Subclauses (i) and (ii) apply.

(c) No Modification of Representations and Warranties or Covenants. No information or knowledge obtained in any investigation or notification pursuant to this Section 5.4, Section 5.6 or Section 5.7 shall affect or be deemed to (i) modify any representation or warranty contained herein, the covenants or agreements of the parties hereto or the conditions to the obligations of the parties hereto under this Agreement, (ii) impair or otherwise prejudice in any manner rights of the party receiving such access or notice to rely upon the conditions to the obligations of such party to consummate the transactions contemplated by this Agreement, or (iii) impair or otherwise limit the remedies available to the party receiving such access or notice.

5.5 Public Disclosure. Without limiting any other provision of this Agreement, LTX-Credence and Verigy will consult with each other before issuing, and provide each other a reasonable opportunity to review, comment upon and concur with, and use its respective commercially reasonable efforts to agree on any press release or public statement with respect to this Agreement and the transactions contemplated hereby, and will not issue any such press release or make any such public statement without the prior written consent of the other party, which consent shall not be unreasonably withheld, delayed or conditioned; provided however, that a party may, without the prior written consent of the other party, issue any such press release or make such statement to the extent required by law or any listing agreement with Nasdaq or any other applicable national securities exchange or market. The parties hereto have agreed to the text of the joint press release announcing the signing of this Agreement. Notwithstanding the foregoing, (i) each of Verigy and LTX-Credence may make any public statement in response to questions from the press, analysts, investors or those attending industry conferences and make internal announcements to employees, so long as such statements are consistent with previous press releases, public disclosures or public statements made jointly by LTX-Credence and Verigy (or individually, if approved by the other party) and (ii) in the event that there has been a Change of Recommendation pursuant to Section 5.3(d) hereof, neither Verigy nor LTX-Credence will have any further obligation to consult with each other, and agree, before issuing any press release or otherwise making any public statement with respect to the Transaction, this Agreement or any Acquisition Proposal.

5.6 Regulatory Filings; Reasonable Best Efforts.

(a) Regulatory Filings. Each of the Verigy Parties and LTX-Credence shall coordinate and cooperate with one another and shall each use reasonable best efforts to comply with all Legal Requirements with respect to the Holdco LTX-Credence Merger and the LTD LTX-Credence Merger and the other transactions contemplated hereunder, and as promptly as practicable after the date hereof, each of the Verigy Parties and LTX-Credence shall use reasonable best efforts to make all filings, notices, petitions, statements, registrations, submissions of information, applications or submissions of other documents required by any Governmental Entity in connection with the Holdco LTX-Credence Merger and the LTD LTX-Credence Merger and the other transactions contemplated hereby, including: (i) Notification and Report Forms with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (“DOJ”) as required by the HSR Act, (ii) any other filing necessary to obtain any Necessary Consent, (iii) any filings required by the merger notification or control laws of any applicable jurisdiction, as agreed by the parties hereto (the “Specified Governmental Authorities”), and (iv) any filings required under the Securities Act, the Exchange Act, any applicable state or securities or “blue sky” laws and the securities laws of any foreign country, or any other Legal Requirement relating to the Transaction. Each of the Verigy Parties and LTX-Credence shall use reasonable best efforts to cause all documents that it is responsible for filing with any Governmental Entity under this Section 5.6(a) to comply in all material respects with all applicable Legal Requirements.

(b) Exchange of Information. The Verigy Parties and LTX-Credence each shall use reasonable best efforts to promptly supply the other with any information which may be required in order to effectuate any filings or applications pursuant to Section 5.6(a). Except where prohibited by applicable Legal Requirements, and subject to the Confidentiality Agreement and applicable privileges, including the attorney-client privilege, each of LTX-Credence and Verigy shall (i) consult with the other prior to taking a position with respect to any such filing or application, (ii) permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with any analyses, appearances, presentations, memoranda, briefs, white papers, arguments, opinions and proposals (collectively, “Briefings”) before making or submitting any of the foregoing to any Governmental Entity by or on behalf of any party hereto in connection with any investigations or proceedings in connection with this Agreement or the transactions contemplated hereby (including under any antitrust or fair trade

Legal Requirement) and (iii) coordinate with the other in preparing and exchanging such information. It is acknowledged and agreed that the parties hereto shall have, except where prohibited by applicable Legal Requirements, joint responsibility for determining the strategy for dealing with any Governmental Entity with responsibility for reviewing the Transaction with respect to antitrust or competition issues. Subject to applicable Legal Requirements, no party hereto shall participate in any meeting with any Governmental Entity in respect of any such filings, applications, Briefings, investigation, proceeding or other inquiry without giving the other parties hereto prior notice of such meeting.

(c) Notification. Each of the Verigy Parties and LTX-Credence will notify the other promptly upon the receipt of: (i) any comments from any officials of any Governmental Entity in connection with any filings made pursuant hereto, (ii) any request by any officials of any Governmental Entity for amendments or supplements to any filings made pursuant to, or information provided to comply in all material respects with, any Legal Requirements and (iii) any notices of pending or contemplated investigations by or before a Governmental Entity relating to this Agreement, the Holdco LTX-Credence Merger or the LTD LTX-Credence Merger, as applicable, or any other transactions contemplated by this Agreement (including any proceedings initiated by a private party). Whenever any event occurs that is required to be set forth in an amendment or supplement to any filing made pursuant to Section 5.6(a), the Verigy Parties or LTX-Credence, as the case may be, will promptly inform the other of such occurrence and cooperate in filing with the applicable Governmental Entity such amendment or supplement.

(d) Reasonable Best Efforts. Subject to the express provisions of Section 5.2 and Section 5.3 hereof and upon the terms and subject to the conditions set forth herein, each of the parties agrees to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties hereto in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Transaction and the other transactions contemplated by this Agreement, including using reasonable best efforts to accomplish the following: (i) the causing of the conditions precedent set forth in Article VI to be satisfied, (ii) the obtaining of all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any) and, subject to the limitations set forth herein, the taking of all steps and remedies as may be necessary to avoid any suit, claim, action, investigation or proceeding by any Governmental Entity, (iii) the obtaining of all necessary consents, approvals or waivers from third parties, including all Necessary Consents, (iv) (A) resolving any objections that may be raised by the FTC, the DOJ or a Specified Governmental Authority with respect to the Transaction, and (B) avoiding or eliminating every impediment under applicable antitrust laws that may be asserted by the FTC, the DOJ or a Specified Governmental Authority with respect to the Transaction, including making such reasonable undertakings as may be requested by the FTC, the DOJ and the Specified Governmental Authorities, the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, and seeking to have any stay, temporary restraining order or preliminary injunction entered by any court or other Governmental Entity vacated or reversed or lifted, and (v) the execution or delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. In connection with and without limiting the foregoing, LTX-Credence and its Board of Directors shall, if any takeover statute or similar Legal Requirement is or becomes applicable to the Holdco LTX-Credence Merger or the LTD LTX-Credence Merger, as applicable, this Agreement or any of the transactions contemplated by this Agreement, use reasonable best efforts to ensure that the Transaction and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Legal Requirement on the Transaction, this Agreement and the transactions contemplated hereby.

(e) Limitation on Divestiture. Notwithstanding anything in this Agreement to the contrary, nothing contained in this Agreement shall be deemed to require Verigy or LTX-Credence or any Subsidiary or affiliate thereof to agree to (i) any divestiture, by itself or any of its affiliates, of shares of capital stock or of any business, assets or property of Verigy or its Subsidiaries or affiliates, or of LTX-Credence or its Subsidiaries or affiliates, in each case that would be material to Verigy after giving effect to the Transaction and the other transactions contemplated by this Agreement or (ii) the imposition of any material limitation on the ability of any of them to conduct their businesses or to own or exercise control of such assets, properties and stock. Neither Verigy nor LTX-Credence shall take or agree to take any action identified in the immediately preceding sentence without the prior written consent of the other.

5.7 Notification of Certain Matters.

(a) By LTX-Credence.

(i) LTX-Credence shall give prompt notice to Verigy of any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate in any material respect, or any failure of LTX-Credence to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement.

(ii) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the Effective Time and termination of this Agreement pursuant to its terms, LTX-Credence shall give prompt notice to Verigy of (A) any material notice or other material communication received by it from any Governmental Entity in connection with the transactions contemplated by this Agreement, (B) any notice or other written communication received by it from any Person, subsequent to the date of this Agreement and prior to the Effective Time, alleging any material breach of or material default under any LTX-Credence Material Contract to which such party or any of its Subsidiaries is a party or (C) any notice or other written communication received by LTX-Credence or any of its Subsidiaries from any Person, subsequent to the date of this Agreement and prior to the Effective Time, alleging that the consent of such Person material to the business of LTX-Credence and its Subsidiaries, taken as a whole, is or may be required in connection with the transactions contemplated by this Agreement.

(iii) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the Effective Time and termination of this Agreement pursuant to its terms, LTX-Credence shall promptly advise Verigy orally and in writing of any litigation commenced after the date hereof against Verigy or any of its directors by any of its current or former shareholders (on their own behalf or on behalf of the company) relating to this Agreement or the transactions contemplated hereby and shall keep Verigy reasonably informed regarding any such litigation. LTX-Credence shall give Verigy the opportunity to consult regarding the defense or settlement of any such shareholder litigation and shall consider Verigy’s views with respect to such shareholder litigation.

(b) By Verigy.

(i) The Verigy Parties shall give prompt notice to LTX-Credence of any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate, or any failure of Verigy to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement.

(ii) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the Effective Time and termination of this Agreement pursuant to its terms, Verigy shall give prompt notice to LTX-Credence of (A) any material notice or other material communication received by it from any Governmental Entity in connection with the transactions contemplated by this Agreement, (B) any notice or other written communication received by it from any Person, subsequent to the date of this Agreement and prior to the Effective Time, alleging any material breach of or material default under any Verigy Material Contract to which such party or any of its Subsidiaries is a party or (C) any notice or other written communication received by Verigy or any of its Subsidiaries from any Person, subsequent to the date of this Agreement and prior to the Effective Time, alleging that the consent of such Person material to the operation of Verigy and its Subsidiaries, taken as a whole, is or may be required in connection with the transactions contemplated by this Agreement.

(iii) At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the Effective Time and termination of this Agreement pursuant to its terms, Verigy shall promptly advise LTX-Credence orally and in writing of any litigation commenced after the date hereof against LTX-Credence or any of its directors by any of its current or former shareholders (on their own behalf or on behalf of the company) relating to this Agreement or the transactions contemplated hereby and shall keep LTX-Credence reasonably informed regarding any such litigation. Verigy shall give LTX-Credence the opportunity to consult regarding the defense or settlement of any such shareholder litigation and shall consider LTX-Credence’s views with respect to such shareholder litigation.

5.8 Third-Party Consents. As soon as practicable following the date hereof, Verigy and LTX-Credence will each use commercially reasonable efforts to obtain any material consents, waivers and approvals under any of its or its Subsidiaries’ respective Contracts required to be obtained in connection with the consummation of the transactions contemplated hereby; provided that neither this Section 5.8 nor any other provision of this Agreement shall obligate Verigy or LTX-Credence to obtain any consents, waivers or approvals which are conditioned upon any material payments or incurrence of other material obligations by Verigy, LTX-Credence or any of their respective Subsidiaries.

5.9 LTX-Credence Equity Awards and Employee Benefits.

(a) Assumption of Stock Options and Plans. At the Effective Time, all LTX-Credence Assumed Plans and each then outstanding LTX-Credence Option, whether or not exercisable at the Effective Time and regardless of the respective exercise prices thereof, will be assumed by Verigy or Holdco, as applicable, in respect of only the remaining term of each outstanding LTX-Credence Option (which shall comprise the option period commencing from the Effective Time and ending at the original expiration date of the term of the relevant LTX-Credence Option) (the “Remaining Term”); provided, however, that no LTX-Credence Option shall be assumed to the extent that (i) with respect to an LTX-Credence Option holder who is an employee of LTX-Credence or its Subsidiaries at the Effective Time, has a Remaining Term in excess of 10 years, or (ii) with respect to an LTX-Credence Option holder who is a non-employee of LTX-Credence or its Subsidiaries at the Effective Time, has a Remaining Term in excess of five years. Subject to the foregoing, and except as otherwise set forth in Section 5.9(a)(i) of the LTX-Credence Disclosure Schedule, each LTX-Credence Option so assumed by Verigy or Holdco, as applicable, under this Agreement will continue to have, and be subject to, the same terms and conditions set forth in the applicable LTX-Credence Option (including any applicable stock option agreement or other document evidencing such LTX-Credence Option) immediately prior to the Effective Time (including vesting or exercisability provisions and including the Remaining Term), except that (A) each LTX-Credence Option will be exercisable (or will become exercisable in accordance with its terms) for that number of whole Issued Ordinary Shares equal to the product of the number of shares of LTX-Credence Common Stock that were issuable upon exercise of such LTX-Credence Option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of Issued Ordinary Shares and (B) the per share exercise price for the Issued Ordinary Shares issuable upon exercise of such assumed LTX-Credence Option will be equal to the quotient determined by dividing the exercise price per share of LTX-Credence Common Stock at which such LTX-Credence Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent. Each assumed LTX-Credence Option shall be vested immediately following the Effective Time as to the same percentage of the total number of shares subject thereto as it was vested as to immediately prior to the Effective Time, except to the extent such LTX-Credence Option by its terms in effect prior to the date hereof and not otherwise amended prior to the Effective Time provides for acceleration of vesting. As soon as reasonably practicable following the Closing Date, Verigy or Holdco, as applicable, will deliver to each Person who holds an assumed LTX-Credence Option a document evidencing the foregoing assumption of such LTX-Credence Option by Verigy or Holdco. It is the intention of the parties that the assumption of the LTX-Credence Options shall be effected in a manner that satisfies the requirements of Sections 409A and 424(a) of the Code, the Treasury Regulations promulgated thereunder and under other applicable Legal Requirements. LTX-Credence shall take all steps necessary to cause the foregoing provisions of this Section 5.9(a) to occur, including but not limited to obtaining all necessary consents and delivering all required notices. Verigy, Holdco and LTX-Credence will cooperate and coordinate with respect to any materials to be submitted to the holders of LTX-Credence Options in connection with any notice or consent required under this Section 5.9(a). By virtue of the Holdco LTX-Credence Merger or the LTD LTX-Credence Merger, as applicable, and without any action by any holders of equity awards, Holdco or Verigy, as applicable, shall, subject to the foregoing, assume all LTX-Credence stock plans set forth in Section 5.9(a)(ii) of the LTX-Credence Disclosure Schedule

(the “LTX-Credence Assumed Plan(s)”), with such assumption to be effective at the Effective Time. Upon and following the Effective Time, Holdco or Verigy, as applicable, will be able to grant stock awards, to the extent permissible by applicable Legal Requirements and applicable stock exchange listing regulations, under the terms of the LTX-Credence Assumed Plan(s), to issue the reserved but unissued shares of LTX-Credence Common Stock under such LTX-Credence Assumed Plan(s) and the shares that would otherwise return to the LTX-Credence Assumed Plan(s) pursuant to the terms thereof, except that (i) shares of LTX-Credence Common Stock covered by such awards will be Issued Ordinary Shares and (ii) immediately upon the Effective Time, all references to a number of shares of LTX-Credence Common Stock will be (A) changed to reference Issued Ordinary Shares and (B) converted to a number of Issued Ordinary Shares equal to the product of the number of shares of LTX-Credence Common Stock multiplied by the Exchange Ratio, rounded down to the nearest whole number of Issued Ordinary Shares. The board of directors of Holdco or Verigy, as applicable, (or a committee thereof) shall, effective as of the Effective Time, become the administrator of the LTX-Credence Assumed Plan(s).

(b) Incentive Stock Options. The conversion of LTX-Credence Employee Options provided for in Section 5.9(a) with respect to any options which are intended to be “incentive stock options” (as defined in Section 422 of the Code) shall be effected in a manner consistent with Section 424(a) of the Code, and the conversion of LTX-Credence Employee Options provided for in Section 5.9(a) with respect to all such LTX-Credence Employee Options shall be effected in a manner intended to satisfy the requirements of Sections 409A of the Code and the Treasury Regulations promulgated thereunder.

(c) LTX-Credence Restricted Share Units. At the Effective Time, each LTX-Credence Restricted Share Unit then outstanding shall be assumed by Verigy or Holdco, as applicable. Subject to, and in accordance with, the terms of the applicable LTX-Credence Stock Plan and any applicable award or other agreement, each LTX-Credence Restricted Share Unit shall be converted into the right to receive the number of Issued Ordinary Shares (or an amount in respect thereof for cash settled LTX-Credence Restricted Share Units) equal to the number of shares of LTX-Credence Common Stock subject to the LTX-Credence Restricted Share Unit immediately prior to the Effective Time multiplied by the Exchange Ratio (rounded down to the nearest whole number of Issued Ordinary Shares). Each LTX-Credence Restricted Share Unit shall otherwise have the same terms and conditions as were in effect immediately prior to the Effective Time. LTX-Credence shall not take or permit any action which would accelerate vesting, settlement or delivery of any LTX-Credence Restricted Share Unit, except to the extent required by their terms as in effect on the date hereof. Copies of the relevant agreements governing such LTX-Credence Restricted Share Unit and the vesting thereof have been provided to Verigy. LTX-Credence shall take all steps necessary to cause the foregoing provisions of this Section 5.9(c) to occur, including but not limited to obtaining all necessary consents and delivering all required notices. Verigy, Holdco and LTX-Credence will cooperate and coordinate with respect to any materials to be submitted to the holders of LTX-Credence Restricted Stock Units in connection with any notice or consent required under this Section 5.9(c).

(d) Service Recognition. From and after the Effective Time, Verigy or Holdco, as applicable, will, or will cause the Surviving Corporation to, recognize the prior service with LTX-Credence or its Subsidiaries of each employee of LTX-Credence or its Subsidiaries as of the Effective Time (the “LTX-Credence Current Employees”) in connection with all employee benefit plans, programs or policies (including vacation) of Verigy or Holdco, as applicable, or its affiliates in which LTX-Credence Current Employees are eligible to participate following the Effective Time, for purposes of eligibility (but not for purposes of benefit accruals or benefit amounts under any defined benefit pension plan or vesting of or eligibility for future equity based awards, or to the extent that such recognition would result in duplication of benefits). From and after the Effective Time, Verigy, Holdco or the Surviving Corporation shall provide LTX-Credence Current Employees health and welfare benefits pursuant to employee benefit plans, programs, policies or arrangements maintained by Verigy, Holdco, the Surviving Corporation, or any Subsidiary of Verigy or Holdco that provide coverage and benefits which are no less favorable in the aggregate than those provided to employees of LTX-Credence immediately preceding the Effective Time, which comparable coverage shall continue until at least the earlier of December 31, 2011 or such time as the LTX-Credence Current Employees are provided with coverage and benefits which are no less favorable in the aggregate than those provided to persons with Verigy holding comparable positions. From and after the Effective Time, Verigy or Holdco, as applicable, will, or will cause the Surviving Corporation, to use commercially reasonable efforts to cause any pre-existing conditions or limitations and eligibility waiting periods (to the extent that such waiting periods would be inapplicable, taking into account service with LTX-Credence) under any group health plans of Verigy, Holdco or its affiliates to be waived with respect to LTX-Credence Current Employees and their dependents to the extent waived under the corresponding plan in which such LTX-Credence Current Employees participated immediately prior to the Effective Time or, if more favorable, the plan in which they participate after the Effective Time.

(e) Termination of LTX-Credence Purchase Plan. Prior to the Effective Time, LTX-Credence shall take all action that may be necessary to cause all participants’ rights under all current offering periods under the LTX-Credence Purchase Plan to terminate on or prior to the day immediately preceding the Closing Date and to allow all participants to purchase prior to the Effective Time shares of LTX-Credence Common Stock based on any purchase rights accrued as of such date as provided by the terms of the LTX-Credence Purchase Plan. To the extent shares of LTX-Credence Common Stock are not purchased as provide in the preceding sentence, on the day immediately preceding the Closing Date all accumulated payroll deductions allocated to each participant’s account under the LTX-Credence Purchase Plan shall be returned to each participant as provided by the terms of the LTX-Credence Purchase Plan and no shares of LTX-Credence Common Stock shall be purchased under the LTX-Credence Purchase Plan for such final offering period. As of the close of business on the day immediately prior to the Closing Date, LTX-Credence shall have terminated the LTX-Credence Purchase Plan and provided such notice of termination as may be required by the terms of the LTX-Credence Purchase Plan. The form and substance of any such notice regarding the LTX-Credence Purchase Plan termination shall be subject to the review and approval of Verigy, which shall not be unreasonably withheld, conditioned or delayed.

(f) Termination of 401(k) Plans. Unless otherwise requested by Verigy in writing prior to the Effective Time, LTX-Credence shall cause to be adopted at least one day prior to the Closing Date resolutions of LTX-Credence’s Board of Directors to cease all contributions to any and all 401(k) plans maintained or sponsored by LTX-Credence or any of its

Subsidiaries (collectively, the “401(k) Plans”), and to terminate the 401(k) Plans, effective on the day preceding the Closing Date, but conditioned upon the occurrence of the Closing. The form and substance of such resolutions shall be subject to the review and approval of Verigy, which shall not be unreasonably withheld, conditioned or delayed. LTX-Credence shall deliver to Verigy an executed copy of such resolutions as soon as practicable following their adoption by LTX-Credence’s Board of Directors and shall fully comply with such resolutions.

5.10 Verigy Equity Awards.

(a) Assumption of Stock Options and Plans. If the Holdco Reorganization occurs, then at the Effective Time each then outstanding Verigy Option, including Verigy Options under the Verigy Employee Shares Purchase Plan, as amended, whether or not exercisable at the Effective Time and regardless of the respective exercise prices thereof, will be assumed by Holdco. Each Verigy Option so assumed by Holdco under this Agreement will continue to have, and be subject to, the same terms and conditions set forth in the applicable Verigy Option (including any applicable stock option agreement or other document evidencing such Verigy Option) immediately prior to the Effective Time (including vesting or exercisability provisions), except that each Verigy Option will be exercisable (or will become exercisable in accordance with its terms) for the same number of whole Holdco Ordinary Shares. Each assumed Verigy Option shall be vested immediately following the Effective Time as to the same percentage of the total number of shares subject thereto as it was vested as to immediately prior to the Effective Time, except to the extent such Verigy Option by its terms in effect prior to the date hereof and not otherwise amended prior to the Effective Time provides for acceleration of vesting. As soon as reasonably practicable following the Closing Date, Holdco will deliver to each Person who holds an assumed Verigy Option a document evidencing the foregoing assumption of such Verigy Option by Holdco. It is the intention of the parties that the assumption of the Verigy Options shall be effected in a manner that satisfies the requirements of Sections 409A and 424(a) of the Code, the Treasury Regulations promulgated thereunder and under other applicable Legal Requirements. Verigy shall take all steps necessary to cause the foregoing provisions of this Section 5.10(a) to occur, including but not limited to obtaining all necessary consents and delivering all required notices. Verigy, Holdco and LTX-Credence will cooperate and coordinate with respect to any materials to be submitted to the holders of Verigy Options in connection with any notice or consent required under this Section 5.10(a).

By virtue of the Holdco Reorganization and without any action by any holders of equity awards, Holdco shall assume all Verigy stock plans and the Verigy Employee Shares Purchase Plan, as amended (the “Verigy Assumed Plan(s)”), with such assumption to be effective at the Effective Time. Upon and following the Effective Time, Holdco will be able to grant stock awards, to the extent permissible by applicable Legal Requirements and applicable stock exchange listing regulations, under the terms of the Verigy Assumed Plan(s), to issue the reserved but unissued Verigy Ordinary Shares under such Verigy Assumed Plan(s) and the shares that would otherwise return to the Verigy Assumed Plan(s) pursuant to the terms thereof, except that (i) Verigy Ordinary Shares covered by such awards will be Holdco Ordinary Shares and (ii) immediately upon the Effective Time, all references to a number of Verigy Ordinary Shares will be changed to reference Holdco Ordinary Shares. The board of directors of Holdco (or a committee thereof) shall, effective as of the Effective Time, become the administrator of the Verigy Assumed Plan(s).

(b) Incentive Stock Options. The conversion of Verigy Options provided for in Section 5.10(a) with respect to any options which are intended to be “incentive stock options” (as defined in Section 422 of the Code) shall be effected in a manner consistent with Section 424(a) of the Code, and the conversion of Verigy Options provided for in Section 5.10(a) with respect to all such Verigy Options shall be effected in a manner intended to satisfy the requirements of Sections 409A of the Code and the Treasury Regulations promulgated thereunder.

(c) Verigy Restricted Share Units. If the Holdco Reorganization occurs, then at the Effective Time, each Verigy Restricted Share Unit then outstanding shall be assumed by Holdco. Subject to, and in accordance with, the terms of the applicable Verigy Stock Plan and any applicable award or other agreement, each Verigy Restricted Share Unit shall be converted into the right to receive the number of Holdco Ordinary Shares (or an amount in respect thereof for cash settled Verigy Restricted Share Units) equal to the number of Verigy Ordinary Shares subject to the Verigy Restricted Share Unit immediately prior to the Effective Time. Each Verigy Restricted Share Unit shall otherwise have the same terms and conditions as were in effect immediately prior to the Effective Time. Verigy shall not take or permit any action which would accelerate vesting, settlement or delivery of any Verigy Restricted Share Unit, except to the extent required by their terms as in effect on the date hereof. Copies of the relevant agreements governing such Verigy Restricted Share Unit and the vesting thereof have been provided to Holdco. Verigy shall take all steps necessary to cause the foregoing provisions of this Section 5.10(c) to occur, including but not limited to obtaining all necessary consents and delivering all required notices. Verigy, Holdco and LTX-Credence will cooperate and coordinate with respect to any materials to be submitted to the holders of Verigy Restricted Share Units in connection with any notice or consent required under this Section 5.10(c).

5.11 Indemnification.

(a) Indemnity. From and after the Effective Time, Verigy (or if the Holdco LTX-Credence Merger occurs, Holdco) shall, and shall, subject to applicable Legal Requirements, cause the Surviving Corporation to (Verigy, Holdco, and/or the Surviving Corporation, as applicable, being referred to in this Section as the “Obligor”), jointly and severally, indemnify and hold harmless each Person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director or officer of LTX-Credence or any of its Subsidiaries or any predecessor entity (the “Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the Indemnified Party is or was an officer or director of LTX-Credence or any of its Subsidiaries, whether asserted or claimed prior to, at or after the Effective Time, according to the indemnification provisions of LTX-Credence’s articles of organization and bylaws as in effect on the date of this Agreement. From and after the Effective Time, subject to applicable Legal Requirements, (i) Verigy (or if the Holdco LTX-Credence Merger occurs, Holdco) shall, and shall cause the Surviving Corporation to, fulfill and honor in all respects the obligations of LTX-Credence pursuant to any indemnification agreement existing prior to the date hereof between LTX-Credence and any Indemnified Party (the “Indemnification Agreements”), true and correct copies of which have been provided to

Verigy prior to the date hereof and (ii) articles of organization and bylaws of the Surviving Corporation will contain provisions with respect to exculpation, advancement of expenses and indemnification that are at least as favorable to the Indemnified Parties as those contained in the articles of organization and bylaws of LTX-Credence as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of Indemnified Parties, unless such modification is required by applicable Legal Requirements. For the avoidance of doubt, and without limiting the foregoing, each of Verigy and Holdco acknowledges and agrees, on its own behalf and on behalf of the Surviving Corporation, that:

(1) (A)(I) the Indemnified Parties may have certain rights to insurance obtained on their own behalf (collectively, the “Individual Insurance”), (II) the Obligor is the indemnitor of first resort (i.e., the Obligor’s obligations to the Indemnified Parties are primary and any obligation of the providers of the Individual Insurance to advance expenses or to provide indemnification/insurance for the same expenses or liabilities incurred by the Indemnified Parties are secondary), (III) the Obligor shall be required to advance the full amount of expenses incurred by the Indemnified Parties and shall be liable for the full amount of all expenses, judgments, penalties, fines and amounts paid in settlement to the extent legally permitted and as required by the terms of the Indemnification Agreements and the articles of organization and bylaws of the Surviving Corporation, without regard to any rights the Indemnified Parties may have against the providers of the Individual Insurance, (IV) the Obligor irrevocably waives, relinquishes and releases the providers of the Individual Insurance from any and all claims against the providers of the Individual Insurance for contribution, subrogation or any other recovery of any kind, (V) no advancement or payment by the providers of the Individual Insurance on behalf of the Indemnified Parties with respect to any claim for which any of the Indemnified Parties has sought indemnification from any Obligor shall affect the foregoing and to the extent consistent with the terms of the Individual Insurance the providers of the Individual Insurance shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of any such Indemnified Parties against any Obligor; and

(2) the Indemnification Agreements provide for the advancement of expenses through a final non-appealable adjudication, and that no Obligor may commence litigation or any other proceeding seeking to limit such right of advancement.

(b) Insurance. For a period of six years after the Effective Time, Verigy (or if the Holdco LTX-Credence Merger occurs, Holdco) shall cause the Surviving Corporation to maintain in effect LTX-Credence’s current directors’ and officers’ liability insurance (the “D&O Insurance”) covering those Persons who are covered by the D&O Insurance as of the date hereof, a complete and accurate copy of which has been provided to Verigy, for events occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with this Agreement and the consummation of the transactions contemplated herby, to the extent that such acts or omissions are covered by the D&O Insurance) on terms and in amounts at least as favorable to such Persons as provided in the D&O Insurance; provided, however, that in no event shall the Surviving Corporation be required to expend in any one year in excess of 200% of the annual premium currently paid by LTX-Credence for such coverage (which LTX-Credence represents and warrants to be as set forth in Section 5.11(b) of the LTX-Credence Disclosure

Schedule) (and to the extent the annual premium would exceed 200% of the annual premium currently paid by LTX-Credence for such coverage, Verigy (or if the Holdco LTX-Credence Merger occurs, Holdco) shall cause the Surviving Corporation to maintain the maximum amount of coverage as is reasonably available for such 200% of such annual premium). To the extent that a six year “tail” policy to extend LTX-Credence’s existing D&O Insurance is available at or prior to the Closing such that the lump sum payment for such coverage does not exceed 250% of the annual premium currently paid by LTX-Credence for such coverage, LTX-Credence may, at its option, obtain such “tail” policy. In the event that LTX-Credence purchases such “tail” policy prior to the Closing, Verigy shall not take any action to cause the “tail” policy to cease to be in full force and effect and such “tail” policy shall satisfy Verigy’s obligation under this Section 5.11.

(c) Third–Party Beneficiaries. This Section 5.11 is intended to be for the benefit of, and shall be enforceable by, the Indemnified Parties and their heirs and personal representatives and shall be binding on Verigy (or if the Holdco LTX-Credence Merger occurs, Holdco) and the Surviving Corporation and its successors and assigns. The obligations under this Section 5.11 shall not be terminated, amended or otherwise modified in such a manner as to adversely affect any Indemnified Party (or any other person who is a beneficiary under the D&O Insurance or the “tail” policy referred to in Section 5.11(b) without the prior written consent of such affected Indemnified Party or other person. In the event Verigy (or if the Holdco LTX-Credence Merger occurs, Holdco) or the Surviving Corporation or its successor or assign (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each case, proper provision shall be made so that the successor and assign of Verigy (or if the Holdco LTX-Credence Merger occurs, Holdco) or the Surviving Corporation, as the case may be, honors the obligations set forth with respect to Verigy (or if the Holdco LTX-Credence Merger occurs, Holdco) or the Surviving Corporation, as the case may be, in this Section 5.11.

5.12 Form S-8. Verigy (or if the Holdco LTX-Credence Merger occurs, Holdco) agrees to file with the SEC, no later than ten business days after the Closing Date, a registration statement on Form S-8 (or any successor form) relating to the Issued Ordinary Shares issuable with respect to assumed LTX-Credence Options and issuable upon settlement of LTX-Credence Restricted Share Units eligible for registration on Form S-8 and shall use commercially reasonable efforts to maintain the effectiveness of such registration statement thereafter for so long as any of such options or other rights remain outstanding.

5.13 Tax Consequences.

(a) None of the Verigy Parties or LTX-Credence shall, and they shall not permit any of their respective Subsidiaries to, take any action (or fail to take any action) prior to or following the Closing that (i) if the Holdco Reorganization does not occur, would reasonably be expected to cause the LTD LTX-Credence Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code or to be subject to tax as a result of the application of Section 367(a) of the Code, or (ii) if the Holdco Reorganization occurs, would reasonably be expected to cause the Holdco LTX-Credence Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code or the Combined Transaction to fail to qualify as an exchange governed by Section 351 of the Code, or the Holdco LTX-Credence Merger or the Combined Transaction to be subject to tax as a result of the application of Section 367(a) of the Code.

(b) Verigy, on its behalf and on behalf of each of the other Verigy Parties, and LTX-Credence shall execute and deliver to each of Wilson Sonsini Goodrich & Rosati, Professional Corporation (“Wilson Sonsini”), counsel to the Verigy Parties, and Wilmer Cutler Pickering Hale and Dorr LLP, counsel to LTX-Credence (“WilmerHale”), tax representation letters, in customary form, at such time or times as reasonably requested by each such law firm in connection with its delivery of the tax opinions referred to in Section 6.1(g) and tax opinions satisfying the requirements of Item 601 of Regulation S-K promulgated under the Securities Act. In rendering such opinions, each of such counsel shall be entitled to rely on the tax representation letters referred to in this Section 5.13(b).

5.14 Board of Directors and Senior Management.

(a) On or prior to the Effective Time, Verigy (or if the Holdco LTX-Credence Merger occurs, Holdco) shall take all action necessary to (i) cause the Board of Directors of Verigy or Holdco, as applicable, to adopt resolutions approving the Charter Amendment (in the case of Verigy, and to the extent the Charter Amendment is approved by the requisite vote of the holders of Verigy Ordinary Shares) and to adopt resolutions causing the Holdco Charter Documents to reflect all provisions set forth in the Charter Amendment (in the case of Holdco), in each case to become effective as of immediately following the Effective Time, (ii) cause the Board of Directors of Verigy or Holdco, as applicable, effective as of immediately following the Effective Time to consist of (A) Verigy’s President and Chief Operating Officer as of the date hereof, (B) LTX-Credence’s Chief Executive Officer as of the date hereof, (C) six additional members of Verigy’s Board of Directors as of the date hereof designated by Verigy and (D) four additional members of LTX-Credence’s Board of Directors as of the date hereof designated by LTX-Credence, (iii) cause the individuals identified or designated pursuant to subclauses (B) and (D) of the preceding clause (ii) to be appointed to the Board of Directors of Verigy or Holdco, as applicable, effective as of immediately following the Effective Time, and (iv) effective immediately prior to the appointment of the individuals specified in the preceding clause (iii), obtain the resignations of the Verigy directors who are not identified or designated pursuant to subclauses (A) and (C) of the preceding clause (ii). The director designations set forth in (A), (B), (C) and (D) will be allocated as follows (with Verigy’s President and Chief Operating Officer as of the date hereof constituting a Verigy designee and LTX-Credence’s Chief Executive Officer as of the date hereof constituting an LTX-Credence designee for this purpose): (1) two Verigy designees and two LTX-Credence designees shall be appointed to serve in the class whose term expires at the 2014 annual meeting of shareholders, (2) three Verigy designees and one LTX-Credence designee shall be appointed to serve in the class whose term expires at the 2013 annual meeting of shareholders and (3) two Verigy designees and two LTX-Credence designees shall be appointed to serve in the class whose term expires at the 2012 annual meeting of shareholders.

(b) On or prior to the Effective Time, the Board of Directors of Verigy (or Holdco, if the Holdco LTX-Credence Merger occurs) shall take all actions necessary to cause (i) Verigy’s President and Chief Operating Officer as of the date hereof and LTX-Credence’s

Chief Executive Officer as of the date hereof to be appointed and serve as Co-Chief Executive Officers of Verigy (or Holdco, if the Holdco LTX-Credence Merger occurs) from and after the Effective Time (the “Co-Chief Executive Officers”), (ii) Verigy’s Chief Financial Officer as of the date hereof to be appointed and serve as the Chief Financial Officer of Verigy (or Holdco, if the Holdco LTX-Credence Merger occurs), from and after the Effective Time, (iii) Verigy’s Chairman and Chief Executive Officer as of the date hereof to be appointed as the Chairman of the Board of Directors of Verigy or Holdco, as applicable, not later than from and after the Effective Time and (iv) the current Chairman of the Board of Directors of LTX-Credence as of the date hereof designated by LTX-Credence shall be appointed as the “Lead Independent Director” of the Board of Verigy or Holdco, as applicable from and after the Effective Time, each to hold office until his successor is elected and qualified or otherwise in accordance with the Verigy Charter Documents (as amended by the Charter Amendment) or the Holdco Charter Documents as amended following the Holdco Reorganization, as applicable (which Holdco Charter Documents, as amended, shall be in the form of the Verigy Charter Documents, as amended by the Charter Amendment). For the avoidance of doubt, the Scheme of Arrangement shall provide that the Holdco Charter Documents upon consummation of the Holdco Reorganization shall be in the form of the Verigy Charter Documents, after giving effect to the Charter Amendment.

(c) The Co-Chief Executive Officers shall use commercially reasonable efforts to determine the post-Effective Time management construct of Verigy (or Holdco, if the Holdco LTX-Credence Merger occurs) within ninety (90) days following the date hereof.

(d) Effective no later than the Effective Time, the Board of Directors of Verigy (or Holdco, if the Holdco LTX-Credence Merger occurs) will (i) take all action necessary to cause the formation of a standing Executive Committee of the Board of Directors of Verigy or Holdco, as applicable, comprised solely of the current Chairman of the Board of Directors of each of Verigy and LTX-Credence, and (ii) establish the responsibilities of such committee, which shall include the responsibility to facilitate dispute resolution between the Co-Chief Executive Officers, if required, and if the dispute resolution fails, to determine and decide the particular issue at hand.

(e) Notwithstanding anything to the contrary set forth herein, if the Charter Amendment is not approved by the requisite vote of the holders of Verigy Ordinary Shares but the LTD LTX-Credence Merger is consummated, (i) Verigy shall take all necessary action prior to the Closing to cause the Board of Directors of Verigy to amend its Corporate Governance Guidelines, effective as of the Effective Time, to reflect that (A) the removal of either of the Co-Chief Executive Officers prior to the two-year anniversary of the Closing Date shall require the approval of two-thirds of the members then serving on Verigy’s Board of Directors (the “Co-CEO Protective Provision”) and (B) any amendment of, or modification to, the Co-CEO Protective Provision shall require the approval of two-thirds the members then serving on Verigy’s Board of Directors, (ii) notwithstanding Sections 5.14(a)(ii)(C) and (D) above and the last sentence of Section 5.14(a), the Verigy Board of Directors shall be constituted as follows: (x) five members of Verigy’s Board of Directors as of the date hereof shall be designated by Verigy (and shall include Verigy’s President and Chief Operating Officer as of the date hereof and Verigy’s Chairman of the Board of Directors as of the date hereof) and (y) four members of LTX-Credence’s Board of Directors as of the date hereof shall be designated by LTX-Credence

(including LTX-Credence’s President and Chief Executive Officer as of the date hereof) and (iii) cause the individuals identified or designated pursuant to the preceding clause (ii) to be appointed to the Board of Directors of Verigy in the same proportions set forth in the last sentence of Section 5.14(a) to the greatest extent possible.

5.15 Section 16 Matters. Prior to the Effective Time, Verigy and LTX-Credence shall take all such steps as may be required (to the extent permitted under applicable Legal Requirements) to cause any dispositions of LTX-Credence Common Stock (including derivative securities with respect to LTX-Credence Common Stock) resulting from the transactions contemplated by Article I of this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to LTX-Credence, and the acquisition of Verigy Ordinary Shares (including derivative securities with respect to Verigy Ordinary Shares) by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Verigy, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.16 Merger Sub Compliance. Verigy shall cause Holdco, Merger Sub-1 and Merger Sub-2 (collectively, the “Transaction Subsidiaries”) to comply with all of the Transaction Subsidiaries’ obligations under or relating to this Agreement. The Transaction Subsidiaries shall not engage in any business which is not in connection with the Transaction and the transactions contemplated hereby.

5.17 Treatment of LTX-Credence Convertible Notes.

(a) With respect to the Indenture, dated as of May 26, 2009, between LTX-Credence and The Bank of New York Mellon Trust Company, N.A., as trustee (the “LTX-Credence Indenture”), LTX-Credence shall provide or cause to be provided, in accordance with the applicable provisions of the LTX-Credence Indenture, to the trustee under the LTX-Credence Indenture and to each Holder (as defined in the LTX-Credence Indenture), any notices required by the LTX-Credence Indenture to be delivered prior to the Effective Time in connection with the Transaction.

(b) On the Closing Date, the Surviving Corporation and Holdco, if the Holdco LTX-Credence Merger occurs, or Verigy, if the LTD LTX-Credence Merger occurs, shall execute a supplemental indenture to the LTX-Credence Indenture as may be required under the LTX-Credence Indenture in connection with the Transaction.

(c) LTX-Credence, the Surviving Corporation, Verigy or Holdco, as applicable, shall take all such further actions, including the delivery of any officers’ certificates and opinions of counsel required by the LTX-Credence Indenture and compliance with any repurchase obligations under the LTX-Credence Indenture, as may be necessary to be delivered prior to the Effective Time to comply with all of the terms and conditions of the LTX-Credence Indenture in connection with the Transaction.

5.18 Treatment of Verigy Convertible Notes if the Holdco Reorganization Occurs. In the event the Holdco Reorganization occurs:

(a) with respect to the Indenture, dated as of July 15, 2009, by and between Verigy and U.S. Bank National Association, as trustee (the “Verigy Indenture”), Verigy shall provide or cause to be provided, in accordance with the applicable provisions of the Verigy Indenture, to the trustee under the Verigy Indenture and to each Holder (as defined in the Verigy Indenture), any notices required by the Verigy Indenture to be delivered prior to the Effective Time in connection with the Holdco Reorganization;

(b) on the Initial Effective Date, Holdco shall execute a supplemental indenture to the Verigy Indenture as may be required under the Verigy Indenture in connection with the Holdco Reorganization; and

(c) Holdco and Verigy shall take all such further actions, including the delivery of any officers’ certificates and opinions of counsel required by the Verigy Indenture as may be necessary to comply with all of the terms and conditions of the Verigy Indenture in connection with the Holdco Reorganization.

5.19 Holdco Reorganization; Selective Capital Reduction. As of the date hereof, Verigy’s Board of Directors and Holdco’s Board of Directors have each approved the Holdco Reorganization and the Selective Capital Reduction, and each intends to effect both such transactions. Subject to compliance with applicable Legal Requirements and receipt of the requisite shareholder approvals, (a) as promptly as reasonably practicable following the Shareholders’ Meeting of Verigy, Verigy and Holdco shall use their respective reasonable best efforts to take such actions as may be necessary or advisable to effect the Holdco Reorganization (including making the requisite filings with, and obtaining the approval of, the High Court of the Republic of Singapore) and (b) as promptly as reasonably practicable following the Effective Time, Verigy (or Holdco, if the Holdco Reorganization occurs) shall use its reasonable best efforts to take such actions as may be necessary or advisable to effect the Selective Capital Reduction (including making the requisite filings with, and obtaining the approval of, the High Court of the Republic of Singapore). However, if following the date hereof, Verigy reasonably determines that it does not wish to pursue either or both of the Holdco Reorganization or the Selective Capital Reduction, Verigy shall consult with LTX-Credence regarding the reasons for such determination and thereafter Verigy may withdraw or abandon such transaction(s) with the prior written consent of LTX-Credence, which shall not be unreasonably withheld, conditioned or delayed. For the avoidance of doubt and notwithstanding anything to the contrary set forth herein, (i) the Verigy Board of Directors may change its recommendation (if any) to the Verigy shareholders regarding the Holdco Reorganization and/or the Selective Capital Reduction at any time, provided that it has complied with its obligations to consult with, and has obtained consent from, LTX-Credence as required under this Section 5.19, and (ii) the withdrawal or abandonment of either or both of the Holdco Reorganization or the Selective Capital Reduction shall not under any circumstance constitute a Triggering Event hereunder or give LTX-Credence any rights (to terminate this Agreement or otherwise) under this Agreement other than the right to enforce Verigy’s obligations to consult LTX-Credence and obtain its consent set forth in the second sentence above. For purposes of this Agreement, the “Selective Capital Reduction” shall mean:

(1) if the Holdco Reorganization does not occur, a selective capital reduction exercise pursuant to Singapore Law for purposes of effecting an odd lot reduction program by Verigy covering holders of fewer than 100 Verigy Ordinary Shares for a total amount of up to US $35 million; or

(2) if the Holdco Reorganization occurs: (x) a pro rata capital reduction exercise pursuant to Singapore law to return up to US $35 million by Verigy to Holdco, as the sole shareholder of Verigy following the Holdco Reorganization; and (y) followed thereafter by a selective capital reduction exercise pursuant to Singapore law for purposes of effecting an odd lot reduction program by Holdco covering holders of fewer than 100 Holdco Ordinary Shares for a total amount equal to such amount received by Holdco from Verigy pursuant to clause (x), provided, however, that the aggregate amount of the capital reduction shall be subject to reduction to the extent necessary to prevent the LTD LTX-Credence Merger from being subject to tax as a result of the application of Section 367(a) of the Code or from failing to qualify as a reorganization within the meaning of Section 368(a) of the Code or, if the Holdco Reorganization occurs, to prevent the Combined Transaction from being subject to tax as a result of the application of Section 367(a) of the Code, in each case as reasonably determined by Wilson Sonsini and WilmerHale.

ARTICLE VI

CONDITIONS TO THE TRANSACTION

6.1 Conditions to the Obligations of Each Party to Effect the Transaction. The respective obligations of each party to this Agreement to effect the Transaction shall be subject to the satisfaction (or waiver, if permissible under applicable Legal Requirements) on or prior to the Closing Date of the following conditions:

(a) Holdco Reorganization as Condition to the Holdco LTX-Credence Merger. If the Holdco Reorganization receives the requisite approvals from holders of Verigy Ordinary Shares at the Verigy shareholders meeting and the High Court of the Republic of Singapore, the Holdco Reorganization shall have been consummated prior to consummation of the Holdco LTX-Credence Merger.

(b) Verigy Shareholder Approval.

(i) If the Holdco Reorganization occurs, the Share Issuance shall have been approved by the requisite vote under applicable Legal Requirements and the rules and regulations of Nasdaq by the shareholders of Verigy and Holdco.

(ii) If the Holdco Reorganization does not occur, the Share Issuance shall have been approved by the requisite vote under applicable Legal Requirements and the rules and regulations of Nasdaq by the shareholders of Verigy.

(c) LTX-Credence Shareholder Approval. This Agreement shall have been approved by the requisite vote under applicable Legal Requirements by the shareholders of LTX-Credence.

(d) No Prohibitive Legal Requirements or Orders. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which (i) is in effect and (ii) has the effect of making the Transaction illegal or otherwise prohibiting consummation of the Transaction.

(e) Registration Statement Effective. The SEC shall have declared the Registration Statement effective. No stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose shall have been initiated or threatened in writing by the SEC.

(f) HSR Act and Antitrust Matters. The waiting period (and any extension thereof) under the HSR Act relating to the transactions contemplated hereby shall have expired or been terminated. Satisfaction of other material foreign antitrust requirements reasonably determined by Verigy and LTX-Credence to apply prior to the Closing in connection with the transactions contemplated hereby shall have been obtained.

(g) Tax Opinions. Verigy and LTX-Credence shall each have received from their tax counsel (Wilson Sonsini and WilmerHale, respectively), in form and substance reasonably satisfactory to them, (i) if the Holdco Reorganization does not occur, written opinions to the effect that the LTD LTX-Credence Merger will constitute a reorganization within the meaning of Section 368(a) of the Code and will not be subject to tax as a result of the application of Section 367(a) of the Code or (ii) if the Holdco Reorganization occurs, written opinions to the effect that the Holdco LTX-Credence Merger will constitute a reorganization within the meaning of Section 368(a) of the Code, and/or the Combined Transaction will constitute an exchange governed by Section 351 of the Code, and the Holdco LTX-Credence Merger and/or the Combined Transaction will not be subject to tax as a result of the application of Section 367(a) of the Code, and such opinions shall not have been withdrawn. The issuance of such opinions shall be conditioned upon the receipt by such counsel of the tax representation letters of Verigy, the applicable Transaction Subsidiary and LTX-Credence referred to in Section 5.13(b).

(h) Nasdaq Listing. The Issued Ordinary Shares to be issued in connection with the Holdco LTX-Credence Merger or the LTD LTX-Credence Merger, as applicable, and the transactions contemplated hereby shall have been authorized for listing on Nasdaq, subject to official notice of issuance.

6.2 Additional Conditions to the Obligations of LTX-Credence. The obligation of LTX-Credence to consummate and effect the Transaction shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by LTX-Credence:

(a) Representations and Warranties. The representations and warranties of the Verigy Parties contained in this Agreement shall be true and correct on and as of the Closing Date except (A) for failures to be true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on Verigy and its Subsidiaries, taken as a whole, (B) for changes expressly required by this Agreement and (C) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (A), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, (x) all “Material Adverse Effect” qualifications (other than the Material Adverse Effect qualification set forth in Section 3.5) and other qualifications based on the word “material” or similar phrases contained in such representations and warranties shall be disregarded (it being understood and agreed that the phrase “similar phrases” shall not be deemed to include any dollar thresholds) and (y) any update of or modification to the Verigy Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded). LTX-Credence shall have received a certificate with respect to the foregoing signed on behalf of Verigy, with respect to the representations and warranties of Verigy, by an authorized executive officer of Verigy and a certificate with respect to the foregoing signed on behalf of the Transaction Subsidiaries, with respect to the representations and warranties of the Transaction Subsidiaries, by an authorized executive officer of the Transaction Subsidiaries.

(b) Agreements and Covenants. The Verigy Parties shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date, and LTX-Credence shall have received a certificate with respect to the foregoing signed on behalf of Verigy, with respect to the covenants of Verigy, by an authorized executive officer of Verigy and a certificate with respect to the foregoing signed on behalf of the Transaction Subsidiaries, with respect to the covenants of the Transaction Subsidiaries, by an authorized executive officer of the Transaction Subsidiaries.

(c) Material Adverse Effect. No Material Adverse Effect on Verigy shall have occurred since the date hereof and be continuing.

6.3 Additional Conditions to the Obligations of the Verigy Parties. The obligations of the Verigy Parties to consummate and effect the Transaction shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Verigy on behalf of the Verigy Parties:

(a) Representations and Warranties. The representations and warranties of LTX-Credence contained in this Agreement shall be true and correct on and as of the Closing Date except (A) for failures to be true and correct that, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on LTX-Credence and its Subsidiaries, taken as a whole, (B) for changes expressly required by this Agreement and (C) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (A), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, (x) all “Material Adverse Effect” qualifications (other than the Material Adverse Effect qualification set forth in Section 2.5) and other qualifications based on the word “material” or similar phrases contained in such representations and warranties shall be disregarded (it being understood and agreed that the phrase “similar phrases” shall not be deemed to include any dollar thresholds) and (y) any update of or modification to the LTX-Credence Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded). The Verigy Parties shall have received a certificate with respect to the foregoing signed on behalf of LTX-Credence by an authorized executive officer of LTX-Credence.

(b) Agreements and Covenants. LTX-Credence shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date, and the Verigy Parties shall have received a certificate to such effect signed on behalf of LTX-Credence by an authorized executive officer of LTX-Credence.

(c) Material Adverse Effect. No Material Adverse Effect on LTX-Credence shall have occurred since the date hereof and be continuing.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

7.1 Termination. This Agreement may be terminated and the Transaction may be abandoned at any time prior to the Effective Time, by action taken or authorized by the Board of Directors of the terminating party or parties, and except as provided below, whether before or after the requisite approvals of the shareholders of LTX-Credence or Verigy:

(a) by mutual written consent duly authorized by the Boards of Directors of Verigy and LTX-Credence;

(b) by either LTX-Credence or Verigy if the Transaction shall not have been consummated by July 15, 2011 (the “Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to any party hereto whose action or failure to fulfill any covenant or obligation under this Agreement has been the proximate cause of or resulted in any of the conditions to the consummation of the transactions contemplated hereby set forth in Article VI having failed to be satisfied or fulfilled on or prior to the Termination Date, and such action or failure to fulfill any covenant or obligation constitutes a material breach of this Agreement;

(c) by either LTX-Credence or Verigy if a Governmental Entity shall have issued an order, decree or ruling or taken any other action (including the failure to have taken an action), in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Transaction, which order, decree, ruling or other action is final and nonappealable; provided that the party seeking to terminate this Agreement pursuant to this Section 8.1(c) shall have complied in all material respects with its obligations under Section 5.6(d) to have any such order vacated or lifted or removed;

(d) by either LTX-Credence or Verigy if the required approval of the shareholders of LTX-Credence contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote at a meeting of LTX-Credence shareholders duly convened therefor or at any adjournment or postponement thereof at which the applicable vote is taken;

(e) by either LTX-Credence or Verigy if the required approval of the shareholders of Verigy contemplated by this Agreement with respect to the Share Issuance and the Charter Amendment shall not have been obtained by reason of the failure to obtain the required vote at a meeting of the Verigy shareholders duly convened therefor or at any adjournment or postponement thereof at which the applicable vote is taken;

(f) by Verigy if a Triggering Event (as defined below in this Section 7.1) with respect to LTX-Credence shall have occurred, provided that any such termination must occur within 10 business days after the Triggering Event;

(g) by LTX-Credence if a Triggering Event with respect to Verigy shall have occurred, provided that any such termination must occur within 10 business days after the Triggering Event;

(h) by LTX-Credence (as authorized by its Board of Directors), upon a breach of any representation, warranty, covenant or agreement on the part of any of the Verigy Parties set forth in this Agreement, or if any representation or warranty of any of the Verigy Parties shall have become inaccurate, in either case such that the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that if such inaccuracy in any of the Verigy Parties’ representations and warranties or breach by any of the Verigy Parties is curable by any of the Verigy Parties prior to the Termination Date, then LTX-Credence may not terminate this Agreement under this Section 7.1(h) prior to 30 days following the receipt of written notice from LTX-Credence to Verigy of such inaccuracy or breach; provided further that the Verigy Parties exercise commercially reasonable efforts to cure such breach through such 30 day period (it being understood that LTX-Credence may not terminate this Agreement pursuant to this Section 7.1(h) if it shall have materially breached this Agreement or if such inaccuracy or breach by any of the Verigy Parties is cured in all material respects within such 30 day period); and

(i) by Verigy (as authorized by its Board of Directors), upon a breach of any representation, warranty, covenant or agreement on the part of LTX-Credence set forth in this Agreement, or if any representation or warranty of LTX-Credence shall have become inaccurate, in either case such that the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that if such inaccuracy in LTX-Credence’s representations and warranties or breach by LTX-Credence is curable by LTX-Credence prior to the Termination Date, then Verigy may not terminate this Agreement under this Section 7.1(i) prior to 30 days following the receipt of written notice from Verigy to LTX-Credence of such inaccuracy or breach; provided further that LTX-Credence exercises commercially reasonable efforts to cure such breach through such 30 day period (it being understood that Verigy may not terminate this Agreement pursuant to this Section 7.1(i) if it shall have materially breached this Agreement or if such inaccuracy or breach by LTX-Credence is cured in all material respects within such 30 day period).

For the purposes of this Agreement, a “Triggering Event,” with respect to Verigy or LTX-Credence, as the case may be, shall be deemed to have occurred if: (i) its Board of Directors or any committee thereof shall for any reason have made a Change of Recommendation, (ii) it shall have failed to include in the Proxy Statement/Prospectus the recommendation of its Board of Directors in favor of, in the case of Verigy, approval of the Share Issuance and the Charter Amendment, or in the case of LTX-Credence, the approval of this Agreement, (iii) its Board of Directors or any committee thereof shall have approved or recommended any Acquisition Proposal, (iv) it shall have entered into any letter of intent or similar document or any agreement, contract or commitment accepting any Acquisition Proposal (other than a confidentiality agreement as contemplated by Section 5.3(c)(i)), (v) a tender or exchange offer relating to its securities shall have been commenced by a Person unaffiliated with the other party hereto and it shall not have sent to its security holders pursuant to Rule 14e-2 promulgated under the Securities Act, within 10 business days after such tender or exchange offer is first published, sent or given, a statement disclosing that the Board of Directors of such party recommends rejection of such tender or exchange offer, (vi) it shall have publicly announced its intention to do any of the foregoing or (vii) it has knowingly committed a material breach of the provisions of Section 5.3 hereof.

7.2 Notice of Termination; Effect of Termination. Any termination of this Agreement under Section 7.1 above will be effective immediately upon the delivery of a valid written notice of the terminating party to the other party hereto. In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect, except (a) as set forth in Section 5.4(a), this Section 7.2, Section 7.3 and Article VIII, each of which shall survive the termination of this Agreement, and (b) nothing herein shall relieve any party from liability for damages for fraud in connection with, or any intentional or willful breach of, this Agreement. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, which agreement shall survive termination of this Agreement in accordance with its terms.

7.3 Fees and Expenses.

(a) General. Except as set forth in this Section 7.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses whether or not the Transaction is consummated; provided, however, that Verigy and LTX-Credence shall share equally all fees and expenses, other than attorneys’ and accountants’ fees and expenses (which shall be paid by the party incurring such fee or expense), incurred in relation to (i) the printing and filing with the SEC of the Proxy Statement/Prospectus (including any preliminary materials related thereto) and the Registration Statement (including financial statements and exhibits) and any amendments or supplements thereto and (ii) the filing fee for the Notification and Report Forms filed with the FTC and DOJ under the HSR Act and premerger notification and reports forms under similar applicable Legal Requirements of other jurisdictions, in each case pursuant to Section 5.6(a).

(b) Payments.

(i) Payment by LTX-Credence. In the event that this Agreement is terminated:

(1) by Verigy pursuant to Section 7.1(f) (or after a Triggering Event occurs with respect to LTX-Credence, and as a result, this Agreement thereby becomes terminable pursuant to Section 7.1(f), LTX-Credence terminates this Agreement for another reason), then LTX-Credence shall promptly, but in no event later than two business days after the date of such termination, pay Verigy a fee equal to U.S. $15,000,000 (Fifteen Million Dollars) in immediately available funds (the “LTX-Credence Termination Fee”); or

(2) (x) by Verigy or LTX-Credence pursuant to Section 7.1(b) or Section 7.1(d) and (y) following the date hereof and prior to the termination of this Agreement pursuant to Section 7.1(b) or Section 7.1(d), as the case may be, any Acquisition Proposal with respect to LTX-Credence shall have been made known to LTX-Credence or publicly disclosed and, in either case, not withdrawn, or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal in respect of LTX-Credence which is not withdrawn, and (A) within 12 months following the termination of this Agreement an Acquisition of LTX-Credence is consummated or (B) within 12 months following the termination of this Agreement LTX-Credence enters into a Contract providing for an Acquisition of LTX-Credence, then LTX-Credence shall promptly pay Verigy the LTX-Credence Termination Fee (whether or not the transaction referenced in the preceding clause (B) is consummated), but in no event later than two business days after the first to occur of (A) or (B) (it being understood that only one LTX-Credence Termination Fee shall be payable in the event that (A) and (B) both occur).

(ii) Payment by Verigy. In the event that this Agreement is terminated

(1) by LTX-Credence pursuant to Section 7.1(g) (or after a Triggering Event occurs with respect to Verigy, and as a result, this Agreement thereby becomes terminable pursuant to Section 7.1(g), Verigy terminates this Agreement for another reason), then Verigy shall promptly, but in no event later than two business days after the date of such termination, pay LTX-Credence a fee equal to U.S. $15,000,000 (Fifteen Million Dollars) in immediately available funds (the “Verigy Termination Fee”); or

(2) (x) by LTX-Credence or Verigy pursuant to Section 7.1(b) or Section 7.1(e) and (y) following the date hereof and prior to the termination of this Agreement pursuant to Section 7.1(b) or Section 7.1(e), as the case may be, any Acquisition Proposal with respect to Verigy shall have been made known to Verigy or been publicly disclosed and, in either case, not withdrawn, or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal in respect of Verigy which is not withdrawn, and (A) within 12 months following the termination of this Agreement an Acquisition of Verigy is consummated or (B) within 12 months following the termination of this Agreement Verigy enters into a Contract providing for an Acquisition of Verigy, then Verigy shall promptly pay LTX-Credence the Verigy Termination Fee (whether or not the transaction referenced in the preceding clause (B) is consummated), but in no event later than two business days after the first to occur of (A) or (B) (it being understood that only one Verigy Termination Fee shall be payable in the event that (A) and (B) both occur).

(iii) Interest and Costs; Other Remedies. Each of the Verigy Parties and LTX-Credence acknowledges that the agreements contained in this Section 7.3(b) are integral parts of the transactions contemplated by this Agreement, and that, without these agreements, the other party hereto would not enter into this Agreement. Accordingly, if Verigy or LTX-Credence, as the case may be, fails to pay in a timely manner the amounts due pursuant to this Section 7.3(b), and, in order to obtain such payment, the other party hereto makes a claim that results in a judgment against the party failing to pay for the amounts set forth in this Section 7.3(b), the party so failing to pay shall pay to the other party hereto its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts set forth in this Section 7.3(b) from the date such payment becomes due pursuant to this Section 7.3(b) to the date paid at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made. Payment of the fees described in this Section 7.3(b) shall not relieve any party from any liability incurred in the event of breach of this Agreement to the extent provided in clause (b) of Section 7.2 hereof.

(iv) Certain Definitions. For the purposes of this Section 7.3(b) only, “Acquisition,” with respect to a party hereto, shall mean the transactions contemplated by an Acquisition Proposal (other than the transactions contemplated by this Agreement); provided, that for the purpose of this definition, the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 5.3(g)(i), except that references to “15%” therein shall be deemed to be references to “50%.”

7.4 Amendment. Subject to applicable Legal Requirements, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger Agreement and the Transaction by the shareholders of the Verigy Parties and LTX-Credence; provided, however, after such approval, no amendment shall be made which by applicable Legal Requirements or in accordance with the rules of any relevant stock exchange requires further approval by such shareholders of the Verigy Parties or LTX-Credence without such further approval. This Agreement may not be amended except by execution of an instrument in writing signed on behalf of each of the Verigy Parties and LTX-Credence.

7.5 Extension; Waiver. At any time prior to the Effective Time, any party hereto, by action taken or authorized by its Board of Directors, may, to the extent legally allowed: (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right.

ARTICLE VIII

GENERAL PROVISIONS

8.1 Non-Survival of Representations and Warranties. The representations and warranties of LTX-Credence and the Verigy Parties contained in this Agreement, or any instrument delivered pursuant to this Agreement, shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and this Article VIII shall survive the Effective Time.

8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, (b) on the date of confirmation of receipt (or, the first business day following such receipt if the date is not a business day) of transmission by telecopy or facsimile, or (c) on the date of confirmation of receipt (or, the first business day following such receipt if the date is not a business day) if delivered by a nationally recognized courier service. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(i)	if to any of the Verigy Parties, to:

Verigy, Ltd.

10100 North Tantau Ave., MS # A200

Cupertino, California 95014-2540

Attention: General Counsel

Telephone No. 408 864 2900

Telecopy No. 408 864 2991

with copies to:

Wilson Sonsini Goodrich & Rosati, Professional Corporation

One Market Plaza

Spear Tower, Suite 3300

San Francisco, California 94105

Attention: Michael S. Ringler, Esq.

Telephone No.: (415) 947-2000

Telecopy No.: (415) 947-2099

and

Wilson Sonsini Goodrich & Rosati, Professional Corporation

650 Page Mill Road

Palo Alto, California 94304

Attention: Aaron Alter, Esq.

Telephone No.: (650) 493-9300

Telecopy No.: (650) 493-6811

(ii)	if to LTX-Credence, to:

LTX-Credence Corporation

825 University Avenue

Norwood, MA 02062-2645

Attention: General Counsel and Secretary

Telephone No.: (781) 461-1000

Telecopy No.: (781) 329-8836

with copies to:

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

Attention: Hal J. Leibowitz, Esq.

Telephone No.: (617) 526-6000

Telecopy No.: (617) 526-5000

8.3 Interpretation; Certain Definitions.

(a) When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections, such reference shall be to a section of this Agreement unless otherwise indicated. For purposes of this Agreement, the words “include,” “includes” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation.” The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to “the business of” an entity, such reference shall be deemed to include the business of such entity and its Subsidiaries, taken as a whole. When reference is made herein to a “business day,” such reference shall mean any day, other than a Saturday, Sunday and any day which is a legal holiday under the laws of the State of New York or is a day on which banking institutions located in New York, New York are authorized or required by law or other governmental action to close. When reference is made in this Agreement to information that has been “made available,” then (1) with respect to information that has been “made available” to Verigy, that shall mean that such information was either (A) included in the LTX-Credence Designated SEC Documents or (B) included in the LTX-Credence electronic data room no later than 2:00 p.m., Eastern Time, on the date of this Agreement, and (2) with respect to information that has been “made available” to LTX-Credence, that shall mean that such information was either (A) included in the Verigy Designated SEC Documents or (B) included in the Verigy electronic data room no later than 2:00 p.m., Eastern Time, on the date of this Agreement.

(b) For purposes of this Agreement, the term “LTX-Credence Designated SEC Reports” shall mean LTX-Credence’s Annual Report on Form 10-K for the fiscal year ended July 31, 2010 and any report filed with the SEC by LTX-Credence pursuant to the Exchange Act after the date of filing of such Form 10-K filed with the SEC on the SEC’s EDGAR system at least three business days prior to the date of this Agreement (other than any information that is contained solely in the “Risk Factors” and “Note Regarding Forward-Looking Statements” sections of such LTX-Credence SEC Reports, and other than any other forward-looking statements contained in such LTX-Credence SEC Reports that are of a nature that they speculate about future developments).

(c) For purposes of this Agreement, the term “Knowledge” means, with respect to LTX-Credence, the actual knowledge of the individuals listed on Section 8.3(c) of the LTX-Credence Disclosure Schedule and, with respect to Verigy, the actual knowledge of the individuals listed on Section 8.3(c) of the Verigy Disclosure Schedule.

(d) For purposes of this Agreement, the term “Verigy Designated SEC Reports” shall mean Verigy’s Annual Report on Form 10-K for the fiscal year ended October 31, 2009 and any report filed with the SEC by Verigy pursuant to the Exchange Act after the date of filing of such Form 10-K filed with the SEC on the SEC’s EDGAR system at least three business days prior to the date hereof (other than any information that is contained solely in the “Risk Factors” and “Note Regarding Forward-Looking Statements” sections of such Verigy SEC Reports, and other than any other forward-looking statements contained in such Verigy SEC Reports that are of a nature that they speculate about future developments).

(e) For purposes of this Agreement, the term “Material Adverse Effect,” when used in connection with Verigy or LTX-Credence, means any change, event, development, violation, circumstance or effect (any such item, an “Effect”) that, individually or when taken together with all other Effects that exist at the date of determination of the occurrence of the Material Adverse Effect, has (i) a material adverse effect on the business, operations, assets (including intangible assets), liabilities, capitalization, financial condition or results of operations of such party and its Subsidiaries, taken as a whole; provided, however, that in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been or will be, a Material Adverse Effect on Verigy or LTX-Credence and such party’s Subsidiaries: (A) any Effect resulting from national, regional or world economic or political conditions, except in any case to the extent such party is materially disproportionately affected thereby as compared to such party’s industry peers, (B) conditions in the semiconductor industry, and Effects therein, except to the extent such party is materially disproportionately affected thereby as compared to such party’s industry peers, (C) any Effect resulting from actions required to be taken by the parties pursuant to the terms of this Agreement (other than, in the case of LTX-Credence, Section 4.1(a) and in the case of Verigy, Section 4.2(a)), (D) any Effect attributable to the announcement, performance or pendency of the Transaction or the other transactions contemplated by this Agreement, (E) a change in the stock price or trading volume of such entity, or any failure of such entity to meet published revenue or earnings projections, provided that clause (E) shall not exclude any underlying Effect which may have caused such change in stock price or trading volume or failure to meet internal or published revenue or earnings projections, (F) any adverse effect resulting from any act of terrorism, war, national or international calamity, force majeure or any other similar event, except in either case to the extent such party is materially disproportionately affected thereby as compared to such party’s industry peers, (G) any Effect resulting from or relating to any change in generally accepted accounting requirements or principles or (H) any Effect resulting from changes in Legal Requirements, except to the extent such party is materially disproportionately affected thereby as compared to such party’s industry peers.

(f) For purposes of this Agreement, the term “Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

8.4 Disclosure Schedules. The disclosure set forth in the LTX-Credence Disclosure Schedule and the Verigy Disclosure Schedule shall provide an exception to or otherwise qualify (a) the representations and warranties of LTX-Credence and Verigy, respectively, contained in the section or subsection of this Agreement corresponding by number to such disclosure and (b) the other representations and warranties in this Agreement to the extent it is reasonably apparent from a reading of such disclosure that such disclosure is applicable to such other representations and warranties. The parties hereby agree that no reference to or disclosure of any item or other matter in the LTX-Credence Disclosure Schedule or the Verigy Disclosure Schedule shall be construed as an admission or indication that (i) such item or other matter is material, (ii) such item or other matter is required to be referred to or disclosed in the LTX-Credence Disclosure Schedule or the Verigy Disclosure Schedule, respectively, or (iii) any breach or violation of any Legal Requirements or any Contract exists or has actually occurred.

8.5 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

8.6 Entire Agreement; Third-Party Beneficiaries. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the LTX-Credence Disclosure Schedule and the Verigy Disclosure Schedule, (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect until the Closing and shall survive any termination of this Agreement and (b) are not intended to confer upon any other Person any rights or remedies hereunder, except as specifically provided, following the Effective Time, in Section 5.11.

8.7 Severability. In the event that any provision of this Agreement or the application thereof becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the greatest extent possible, the economic, business and other purposes of such void or unenforceable provision.

8.8 Other Remedies. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

8.9 Governing Law; Specific Performance; Jurisdiction.

(a) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof; provided, however, that (i) the LTD LTX-Credence

Merger and the Holdco LTX-Credence Merger shall be governed by the laws of the Commonwealth of Massachusetts, (ii) the Share Issuance and the Holdco Reorganization (if effected) shall be governed by the laws of the Republic of Singapore and (iii) the laws of a particular party’s jurisdiction of incorporation shall govern such party’s fiduciary obligations.

(b) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware).

(c) Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve in accordance with this Section 8.9, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by applicable Legal Requirements, any claim that (A) the suit, action or proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

8.10 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

8.11 Assignment. No party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other parties. Any purported assignment in violation of this Section 8.11 shall be void. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

8.12 Waiver of Jury Trial. EACH OF THE VERIGY PARTIES AND LTX-CREDENCE HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF THE VERIGY PARTIES OR LTX-CREDENCE IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

*****

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized respective officers as of the date first written above.

VERIGY LTD.

By:	/s/ Keith Barnes
Name: Keith Barnes
Title: Chairman and Chief Executive Officer

ALISIER LIMITED

By:	/s/ Robert Nikl
Name: Robert Nikl
Title: Authorized Representative

LOBSTER-1 MERGER CORPORATION

By:	/s/ Keith Barnes
Name: Keith Barnes
Title: President

LOBSTER-2 MERGER CORPORATION

By:	/s/ Keith Barnes
Name: Keith Barnes
Title: President

LTX-CREDENCE CORPORATION

By:	/s/ David G. Tacelli
Name: David G. Tacelli
Title: President and Chief Operating Officer

[Signature Page to Agreement and Plan of Merger]